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As filed with the Securities and Exchange Commission on March 17, 2004

Registration No. 333-112126

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Asbury Automotive Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	01-0609375 (I.R.S. Employer Identification Number)

Three Landmark Square, Suite 500 Stamford, Connecticut 06901 (203) 356-4400 (Current address of principal executive offices)	622 Third Avenue 37th Floor New York, New York 10017 (212) 885-2500 (Address of principal executive offices after April 5, 2004)

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kenneth B. Gilman
Chief Executive Officer
Asbury Automotive Group, Inc.
Three Landmark Square, Suite 500
Stamford, Connecticut 06901
(203) 356-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Rosenman, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019	Andrew D. Soussloff, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 18, 2004.

                      Shares

Common Stock

        All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus. Asbury will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

        The common stock is listed on the New York Stock Exchange under the symbol "ABG". The last reported sale price of the common stock on             , 2004 was $           per share.

        See "Risk Factors" on page 12 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from certain selling stockholders at the initial price to public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2004.

Goldman, Sachs & Co.

JPMorgan	Lehman Brothers

Stephens Inc.

Prospectus dated                               , 2004.

MANUFACTURER DISCLAIMER

        No manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus, the documents incorporated by reference herein or in the offering being made hereby. No manufacturer or distributor has been authorized to make any statements or representations in connection with this offering, and no manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus or for the offering.

i

PROSPECTUS SUMMARY

        The following is a summary of some of the information contained in this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors beginning on page 12 and the financial statements. For the purposes of this prospectus, references to "Asbury," "Company," "we," "us" and "our" refer to Asbury Automotive Group, Inc., and unless the context otherwise requires, its subsidiaries and their respective predecessors in interest.

        This prospectus and the reports filed with the SEC that are incorporated by reference herein include statistical data regarding the automotive retailing industry. Unless otherwise indicated, such data is taken or derived from information published by:

  •
  The Industry Analysis Division of the National Automobile Dealers Association, also known as "NADA," NADA Data 2003.

  •
  Automotive News 2003 Market Data Book.

  •
  CNW Marketing/Research.

  •
  Sales & Marketing Management 2002 Survey of Buying Power and Media Markets.

  •
  Bureau of Economic Analysis.

  •
  J.D. Power.

  •
  Wards Automotive.

        Although we believe these industry sources are reliable, we have not independently researched or verified this information. Accordingly, investors should not place undue reliance on this information.

Business

Our Company

        We are one of the largest automotive retailers in the United States, operating 140 franchises at 97 dealership locations as of December 31, 2003. We offer our customers an extensive range of automotive products and services including new and used vehicles and related financing, vehicle maintenance and repair services, replacement parts and warranty, insurance and extended service contracts. Our revenues for the year ended December 31, 2003 were $4.8 billion.

        Our retail network is organized into nine regional dealership groups, or "platforms", which are groups of dealerships operating under a distinct local brand name in 20 markets. In April 2003, we acquired Mercedes-Benz of Fresno, with the intention of building a additional platform in Northern California through additional "tuck-in" acquisitions. Including Fresno, we operate dealerships in 21 markets. Our platforms are located in markets or clusters of markets that we believe represent attractive opportunities, generally due to the relatively low concentration of dealerships and high rates of population and income growth.

        The following is a detailed breakdown of our platforms as of December 31, 2003:

Platform (Regional Brand)	Market(s)
Nalley Automotive Group	Atlanta, Georgia
Plaza Motor Company	St. Louis, Missouri
David McDavid Automotive Group	Dallas-Fort Worth, Houston and Austin, Texas
Courtesy Dealership Group	Tampa, Florida
Coggin Automotive Company	Jacksonville, Orlando and Fort Pierce, Florida
Thomason Auto Group	Portland, Oregon
Crown Automotive Company	Greensboro, Chapel Hill, Fayetteville and Charlotte, North Carolina, Charlottesville and Richmond, Virginia and Greenville, South Carolina
North Point Automotive Group	Little Rock, Arkansas and Texarkana, Texas
Gray Daniels Auto Group	Jackson, Mississippi

        Our franchises include a diverse portfolio of 35 American, European, and Asian brands, and 67% of our new vehicle retail revenues for the year ended December 31, 2003, were from either luxury or mid-line import brands. We sell vehicles under the following brand names: Acura, Audi, BMW, Buick, Cadillac, Chevrolet, Chrysler, Dodge, Ford, GMC, Honda, Hyundai, Infiniti, Isuzu, Jaguar, Jeep, Kia, Land Rover, Lexus, Lincoln, Mazda, Mercedes-Benz, Mercury, MINI, Mitsubishi, Nissan, Pontiac, Porsche, Toyota, Volkswagen and Volvo. Additionally, we sell a limited number of heavy trucks under the Hino, Isuzu Trucks, Navistar and Peterbilt brands through our Atlanta platform.

        We compete in a large and highly fragmented industry comprised of approximately 21,725 franchised dealerships. The U.S. automotive retailing industry is estimated to have annual sales of approximately $1 trillion, with the 100 largest dealer groups generating less than 10% of total sales revenues and controlling less than 10% of all franchised dealerships. We believe that further consolidation is likely due to increased capital requirements of dealerships, the number of dealership owners approaching retirement age, the limited number of viable exit strategies for dealership owners and the desire of certain manufacturers to strengthen their brand identity through consolidation of their franchised dealerships. We also believe that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships, and we will continue to seek to acquire dealerships consistent with our business strategy.

Our Strengths

        We believe our competitive strengths are as follows:

  Diversified Revenue and Profit Streams

        Our operations provide a diversified revenue base that we believe mitigates the impact of fluctuating new car sales volumes. Used car sales and parts, service and collision repair sales, generate higher profit margins than new car sales and tend to fluctuate less with economic cycles. Our finance and insurance business, substantially all of which is commission based, has no associated costs of goods sold and represented 3% of our revenues and 18% of our gross profit during the year ended December 31, 2003.

  •
  New Vehicles.    Our franchises include a diverse portfolio of 35 American, European and Asian brands. We believe that our diverse brand, product and price mix enables us to reduce our exposure to specific product supply shortages and changing customer preferences. New vehicle sales were approximately 61% of our total revenues and 29% of total our gross profit for the year ended December 31, 2003.

  •
  Used Vehicles.    We sell used vehicles at virtually all our franchised dealerships. Retail sales of used vehicles, which generally have higher gross margins than new vehicles, making up approximately 25% of our total revenues and 14% of our total gross profit during the year ended December 31, 2003. We obtain used vehicles through customer trade-ins, auctions restricted to new vehicle dealers (offering off-lease, rental and fleet vehicles) and "open" auctions which offer repossessed vehicles and vehicles sold by other dealers. We sell the majority of our used vehicles to retail customers. We dispose of used vehicles that are not purchased by retail customers through sales to other dealers and at auctions.

  •
  Parts, Service and Collision Repair ("fixed operations").    We sell parts and provide maintenance and repair service at all our franchised dealerships. In addition, we have 23 free-standing collision repair centers in close proximity to dealerships in substantially all our platforms. Our dealerships and collision repair centers collectively operate approximately 2,230 service bays. Revenues from parts, service and collision repair centers were approximately 11% of our total revenues and 39% of our total gross profit for the year ended December 31, 2003. We believe that parts and service and collision repair revenues are more stable than vehicle sales. Industry-wide, parts and service revenues have consistently increased over the last 20 years. We believe that this is due to the increased cost of maintaining vehicles, the added technical complexity of vehicles and the increased number of vehicles on the road.

  •
  Finance and Insurance ("F&I").    We arranged third-party customer financing on approximately 70% of the vehicles we sold for the year ended December 31, 2003. These transactions result in commissions being paid to us by the indirect lenders, including manufacturer-captive finance companies. In addition to finance commissions, these transactions create other highly profitable sales commission opportunities, including selling extended service contracts and various insurance-related products to the consumer. Our size and sales volume motivate vendors to provide these products to us at substantially reduced fees compared to industry norms which results in competitive advantages as well as acquisition synergies. Profits from finance and insurance generated approximately 3% of our total revenues and 18% of our total gross profit for the year ended December 31, 2003. We earn sales-based commissions on substantially all of these products while taking virtually no risk related to loan payments, insurance payments or investment performance, which are fully borne by third-parties. These commissions are subject to cancellation, in certain circumstances, if the customer cancels the contract.

  Highly Variable Cost Structure

        Our variable cost structure helps us manage expenses in a variety of economic environments, as the majority of our operating expenses consist of incentive-based compensation, vehicle carrying costs, advertising and other variable and controllable costs. For example, on average, approximately 70% of general manager compensation and virtually all salesperson compensation is variable, tied to profits and profit margins.

  Advantageous Brand Mix

        We classify our primary franchise sales lines into luxury, mid-line import, mid-line domestic and value. Our current brand mix includes a high proportion of luxury and mid-line import franchises to total franchises. Our franchise mix contains a higher proportion of what we believe to be the most desirable luxury and mid-line import brands than most other public automotive retailers. Luxury and mid-line imports together accounted for 67% of our new retail vehicle revenues for the year ended December 31, 2003 and comprise over half of our total franchises. Luxury and mid-line imports generate above average gross margins on sales, have greater customer loyalty and repeat purchases and utilize parts and service and maintenance services at the point of sale more frequently than mid-line domestic and value automobiles. Luxury and mid-line imports have also gained market share at the expense of mid-line domestics over time. We also believe that luxury vehicle sales are less susceptible to economic cycles than other types of vehicles.

  Regional Platforms With Strong Local Brands

        Each of our platforms was comprised of between 8 and 27 franchise locations at December 31, 2003, and for the year ended December 31, 2003, sold an average of approximately 17,600 retail vehicles and generated an average of approximately $531 million in revenues. Each of our platforms maintains a strong local brand that has been enhanced through local advertising over many years. We believe that our cultivation of strong local brands can be beneficial because consumers may prefer to interact with a locally recognized brand; placing our franchises in one region under a single brand allows us to generate significant advertising savings; and our platforms can retain customers even as they purchase and service different automobile brands. Furthermore, we believe that the majority of our dealerships are located in geographic areas with above average population growth and relatively low dealer concentration and favorable franchise laws.

  Experienced and incentivized management

  •
  Retail and Automotive Management Experience.    We have a management team with extensive experience and expertise in the retail and automotive sectors. Kenneth B. Gilman, our president and chief executive officer, served for 25 years at Limited Brands (formerly The Limited, Inc.) where his last assignment was as chief executive officer of Lane Bryant, a retailer of women's clothing and a subsidiary of Limited Brands. From 1993 to 2001, Mr. Gilman served as vice chairman and chief administrative officer of Limited Brands with responsibility for, among other things, finance, information technology, supply chain management and production. Robert D. Frank, our senior vice president of automotive operations, has spent most of his 35-year career working in all aspects of automotive operations, including serving as chief operating officer from 1993 to 1997 of the Larry H. Miller Group, an operator of more than 20 auto dealerships, and as vice president of Chrysler's Asian operations. In addition, the former platform owners of four of our nine platforms, each with greater than 25 years of experience in the automotive retailing industry, continue to manage their respective platforms.

  •
  Incentivization at Every Level.    We tie compensation to performance by relying upon an incentive-based pay system at both the platform and dealership levels. At the platform level all our senior management are compensated on an incentive-based pay system and the majority have a stake in our performance based upon their ownership of approximately 12.3% of our total equity as of December 31, 2003. We also create incentives at the dealership level. We compensate our general managers based on dealership profitability, and the compensation of department managers and salespeople is similarly based upon departmental profitability and individual performance, respectively.

Our Strategy

  Focus on Higher Margin Products and Services

        While new vehicle sales are critical to drawing customers to our dealerships, used vehicle retail sales, parts, service and collision repair and finance and insurance provide significantly higher profit margins and account for the majority of our profitability. In addition, we have discipline-specific executives at both the corporate and platform levels who focus on both increasing the penetration of current services and expanding the breadth of our offerings to customers. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, each pursues an integrated strategy to grow these higher margin businesses to enhance profitability and stimulate internal growth.

  •
  Parts, Service and Collision Repair.    Each of our platforms offers parts, performs vehicle service work and operates collision repair centers, all of which provide important sources of recurring revenue with high gross profit margins. We intend to continue to grow this higher-margin business by adding new service bays, increasing capacity utilization of existing service bays and ensuring high levels of customer satisfaction within our parts, service and collision repair operations. In addition, given the increased sophistication of vehicles, our repair operations provide detailed expertise and state-of-the-art diagnostic equipment that we believe independent repair shops cannot adequately provide. Finally, warranty work cannot be completed by independent dealers, as this work must be done at a certified dealership.

  •
  Finance and Insurance.    We intend to continue to bolster our finance and insurance revenues by offering a broad range of conventional finance and lease alternatives to fund the purchase of new and used vehicles. In addition to offering these third-party financing products, we intend to expand our already broad offering of third-party products such as credit insurance, extended service contracts, maintenance programs and a host of other niche products to meet all of our customer needs on a "one stop" shopping basis. Moreover, continued in-depth sales training efforts and innovative computer technologies will serve as important tools in growing our finance and insurance profitability. We have increased platform finance and insurance per vehicle retailed ("PVR") from $673 for the year ended December 31, 2001, to $816 for the year ended December 31, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Information." We have successfully increased our platform finance and insurance PVR each year since our inception.

  Local Management of Dealership Operations and Centralized Administrative and Strategic Functions

        We believe that local management of dealership operations on a platform basis enables our retail network to provide market-specific responses to sales, customer service and inventory requirements. In addition, the use of a single trade name at each of our platforms provides a strong presence for marketing and advertising of the platform's products and services in each local market. Our administrative headquarters is located in Stamford, Connecticut. We expect to relocate to New York, New York in April 2004. The administrative office is responsible for the capital structure of the business and the expansion and operating strategy. The implementation of our operational strategy rests with each platform management team based on the policies and procedures set forth by the corporate office. Each of our platforms has a management structure that is intended to promote and reward entrepreneurial spirit and the achievement of team goals and are complemented by centralized technology and financial controls, as well as sharing best practices and market intelligence throughout the organization.

  Platform Management

        Each of our dealerships is managed by a general manager who has authority over day-to-day operations. Our platform management teams' thorough understanding of their local markets enables them to effectively run day-to-day operations, market to customers, recruit new employees and gauge acquisition opportunities in their local markets. The general manager of each dealership is supported by a management team consisting, in most cases, of a new vehicle sales manager, a used vehicle sales manager, a finance and insurance manager and parts and service managers. Each dealership is managed by a trained and experienced general manager who has primary responsibility for decisions relating to inventory purchasing, advertising, sales pricing and personnel.

        We employ professional management practices in all aspects of our operations, including information technology and employee training. In addition, the corporate headquarters coordinates a platform peer review process in which the platform managers address best practices, operational challenges and successes, and formulate goals for other platforms. On a rotating basis, each platform's operations are examined in detail by management from other platforms. Through this process, we identify areas for improvement and disseminate best practices company-wide. Our dealership operations are complemented by centralized technology and strategic and financial controls, as well as sharing of best practices and market intelligence throughout the organization. Corporate and platform management utilize computer-based management information systems to monitor each dealership's sales, profitability and inventory on a regular, detailed basis. We believe the application of professional management practices provides us with a competitive advantage over many independent dealerships.

  Continued Growth Through Targeted Acquisitions

        We intend to continue to grow through acquisitions. We will pursue tuck-in acquisitions to complement the related platform by increasing brand diversity, market coverage and products and services offered. We will seek to establish platforms in new markets through the purchase of multiple individual franchises or through the acquisition of large, profitable and well-managed dealership groups with leading market positions.

  •
  Tuck-In Acquisitions.    One of our goals is to become the market leader in every region in which we operate a platform. We plan to acquire additional dealerships in each of the markets in which we operate to increase our brand mix, products and services offered in that market. Tuck-in acquisitions are typically re-branded immediately and operate thereafter under the respective platform's strong local brand name. From January 1, 2001 through December 31, 2003, we have made 17 tuck-in acquisitions (representing 33 franchises) to add additional strength and brand diversity to our platforms. We believe that these acquisitions in the past and in the future will facilitate our regional operating efficiencies and cost savings. In addition, we have generally been able to improve the gross profit of tuck-in dealerships following an acquisition. We believe this is due to improvements in finance and insurance PVR, greater capacity utilization of service bays, improved management practices and enhanced unit sales volumes related to the strength of our local brand names.

  •
  Platform Acquisitions.    We will seek to establish platforms in new geographic markets through multiple purchases of individual franchises over time, or through acquisitions of large, profitable and well-managed dealership groups with leading market positions. We target metropolitan and high-growth suburban markets in which we are not currently present and platforms with superior operational and financial management personnel. We believe that the retention of existing high quality management who understand the local market enables acquired platforms to continue to operate efficiently, while allowing us to source future acquisitions more effectively and expand our operations without having to employ and train untested new personnel. We also believe retention of the local, established brand name is important to attracting a broad and loyal customer base. We believe we are well-positioned to pursue larger, established acquisition candidates as a result of our platform management retention strategies, the reputation of our existing platform managers as leaders in the automotive retailing industry, our size, our financial resources and our ability to offer our public equity as an acquisition currency.

  •
  Focus on Acquisitions Providing Geographic and Brand Diversity.    By focusing on geographic and brand diversity, we seek to manage economic risk and drive growth and profitability. By having a presence in all major brands and by avoiding concentration with one manufacturer, we are well positioned to reduce our exposure to specific product supply shortages and changing customer preferences. At the same time, we will seek to continue to increase the proportion of our dealerships that are in markets with favorable demographic characteristics or that are franchises of fast-growing, high-margin brands. In particular, we will focus on luxury dealerships (such as BMW, Lexus and Mercedes-Benz) and mid-line import dealerships (such as Honda, Toyota and Nissan).

Recent Developments

Acquisitions and Divestitures

        During the first quarter of 2004, we acquired three automotive dealerships for a total purchase price of $38.2 million and our preliminary allocation of purchase price resulted in $33.6 million to be allocated to goodwill and manufacturer franchise rights. We estimate that the annual revenues of the acquired franchises total $170.0 million, based on historical performance.

        During the first quarter of 2004, we completed the sale of a franchise that was classified as discontinued operations as of December 31, 2003.

Sale/Leaseback Agreement

        During the first quarter of 2004, we entered into an agreement with an unaffiliated third party in connection with future sale/leaseback transactions, under which we intend to sell certain land and buildings with a net book value of approximately $101.0 million to the third party for a sales price in excess of book value and enter into long term operating leases for the related facilities. We intend to use approximately $65.0 million of the proceeds from these transactions to repay the related mortgage indebtedness.

        Our principal executive offices are located at 3 Landmark Square, Suite 500, Stamford, Connecticut 06901. Our telephone number is (203) 356-4400. We expect to relocate our principal executive offices to 622 Third Avenue, 37th Floor, New York, New York 10017 on April 5, 2004. Our telephone number will be (212) 885-2500. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	10,000,000 shares(1)
Common stock outstanding before and after this offering	32,434,904 shares
Use of proceeds	We will not receive any proceeds from the sale of the common stock.
Risk factors
See "Risk Factors" beginning on page 12, as well as the information contained in this prospectus for a discussion of factors a prospective investor should carefully consider before deciding to invest in our common stock.
New York Stock Exchange symbol	ABG

        The number of shares of common stock outstanding before and after this offering is based on the number of shares outstanding as of March 5, 2004, and does not include an additional 2,769,564 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $15.01 per share or 3,028,257 shares of common stock reserved for future issuance under our stock option plans as of March 5, 2004.

(1)
Assumes no exercise of underwriters' over-allotment option.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The summary below presents our historical consolidated financial and other data and should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this prospectus and incorporated by reference herein. The financial data for and as of the years ended December 31, 2003, 2002 and 2001 is derived from our audited financial statements, which are included elsewhere in this prospectus. The financial statements for and as of the years ended December 31, 2003, 2002 and 2001 were audited by Deloitte & Touche LLP, independent auditors.

	For the Years Ended December 31,
	2003	2002	2001
	(dollars in thousands, except per share and per vehicle data)
Income Statement Data:
Revenues:
New vehicle	$2,909,641	$2,644,798	$2,480,202
Used vehicle	1,183,901	1,158,144	1,102,921
Parts, service and collision repair	551,498	497,164	465,487
Finance and insurance, net	131,465	115,159	102,179

Total revenues	4,776,505	4,415,265	4,150,789
Cost of sales	4,036,201	3,718,947	3,507,041

Gross profit	740,304	696,318	643,748
Selling, general and administrative expenses	580,938	537,846	498,133
Depreciation and amortization	20,212	19,062	27,645
Impairment of goodwill	37,930	—	—

Income from operations	101,224	139,410	117,970
Floor plan interest expense	(18,800)	(17,860)	(26,065)
Other interest expense	(40,238)	(38,423)	(44,481)
Interest income	499	1,200	2,499
Net losses from unconsolidated affiliates	—	(100)	(3,248)
Gain (loss) on sale of assets	750	(72)	(361)
Loss on extinguishment of debt	—	—	(1,433)
Other income (expense), net	(2,369)	(427)	1,908

Total other expense, net	(60,158)	(55,682)	(71,181)

Income before income tax expense, minority interest and discontinued operations	41,066	83,728	46,789
Income tax expense	21,268	39,318	4,980
Minority interest in subsidiary earnings(1)	—	—	1,240

Income from continuing operations	19,798	44,410	40,569
Discontinued operations	(4,611)	(6,325)	3,615

Net income	$15,187	$38,085	$44,184

Earnings per common share:
Basic	$0.47	$1.15

Diluted	$0.46	$1.15

Other Operating Data:
Gross profit percentage(2)	15.5%	15.8%	15.5%
Operating profit percentage(3)	2.1%	3.2%	2.8%
Income from continuing operations per diluted share(4)	$0.61	$1.49	N/A
Finance and insurance platform gross profit PVR(5)	$816	$751	$673
New vehicle retail units sold	98,601	95,197	93,195
Used vehicle retail units sold	59,211	58,076	58,612
Franchises	140	131	131

	As of December 31,
Balance Sheet Data:	2003	2002	2001
	(in thousands)
Working Capital	$254,983	$167,141	$147,617
Inventories	650,397	591,839	496,054
Total assets	1,814,279	1,605,644	1,465,013
Floor plan notes payable	602,167	528,591	451,375
Total debt (including current portion)	592,378	475,152	538,337
Total shareholders'/members' equity	433,707	426,951	347,907

(1)
On April 30, 2000, the minority owners of our subsidiaries reached an agreement whereby their respective equity interests were exchanged for equity interests in an entity that ultimately changed its name to Asbury Automotive Group L.L.C. Substantially all minority interests in our subsidiaries were eliminated effective April 30, 2000, in connection with such transaction.

(2)
Gross profit percentage is calculated by dividing gross profit by total revenues.

(3)
Operating profit percentage is calculated by dividing income from operations by total revenues.

(4)
Income from continuing operations per diluted share for the year ended December 31, 2002 is based on pro forma income from continuing operations, which assumes that we were taxed as a "C" corporation for all twelve months of the year ended December 31, 2002 and excludes the one-time charge for our conversion from an L.L.C. to a corporation. The following table reconciles net income to pro forma income from continuing operations and basic weighted average shares outstanding to pro forma diluted shares outstanding for the purpose of calculating pro forma income from continuing operations per diluted share.

For the Year Ended December 31, 2002
(in thousands, except per share data)
Net income	$38,085
Pro forma adjustments:
Pro forma income tax expense before conversion to a corporation	(5,299)
Tax adjustment upon conversion from an L.L.C. to a corporation	11,553
Discontinued operations	6,325

Pro forma income from continuing operations	$50,664

Net income per diluted share	$1.15
Pro forma adjustments:
Pro forma income tax expense before conversion to a corporation per diluted share	(0.16)
Tax adjustment upon conversion from an L.L.C. to a corporation per diluted share	0.35
Discontinued operations per diluted share	0.19
Adjustment for 4,500 shares issued on March 14, 2002 as if offered on January 1, 2002	(0.04)

Pro forma income from continuing operations per diluted share	$1.49

Pro forma common shares and share equivalents:
Weighted average shares outstanding:
Basic	33,065
Adjustment for 4,500 shares offered March 14, 2002 as if offered on January 1, 2002	887

Pro forma basic shares	33,952
Shares issuable with respect to additional common share equivalents (stock options)	8

Pro forma diluted shares	33,960

(5)
We evaluate our finance and insurance gross profit performance on a PVR basis by dividing our total finance and insurance gross profit by the number of retail vehicles sold. During 2003, we renegotiated a contract with one of our third party finance and insurance product providers, which resulted in the recognition of income that was not attributable to retail vehicles sold during the year. We believe that platform finance and insurance, which excludes the additional revenue derived from contracts negotiated by our corporate office, provides a more accurate measure of our finance and insurance operating performance. The following table reconciles finance and insurance gross profit to platform finance and insurance gross profit, and provides the necessary components to calculate platform finance and insurance gross profit PVR:

For the Year Ended December 31, 2003
(in thousands, except for unit and per vehicle data)
Finance and insurance gross profit, net (as reported)	$131,465
Less: Corporate finance and insurance gross profit	(2,693)

Platform finance and insurance gross profit	$128,772

Platform finance and insurance gross profit PVR	$816

Retail units sold:
New retail units	98,601
Used retail units	59,211

Total	157,812

RISK FACTORS

        You should carefully consider the following risks and other information in this prospectus before deciding to invest in our common stock. If any of the following risks and uncertainties actually occur, our business' financial condition or operating results may be materially and adversely affected. In this event, the trading price of our common stock may decline and you may lose part or all of your investment.

Risks Related To Our Dependence On Vehicle Manufacturers

If we fail to obtain renewals of one or more of our dealer agreements on favorable terms, if substantial franchises are terminated, or if certain manufacturers' rights under their agreements with us are triggered, our operations may be adversely affected.

        Each of our dealerships operates under the terms of a dealer agreement with the manufacturer (or manufacturer-authorized distributor) of each vehicle brand it carries. Our dealerships may obtain new vehicles from manufacturers, sell new vehicles and display vehicle manufacturers' trademarks only to the extent permitted under dealer agreements. As a result of our dependence on these franchise rights, manufacturers exercise a great deal of control over our day-to-day operations and the terms of our dealer agreements govern key aspects of our operations, acquisition strategy and capital spending.

        Each of our dealer agreements provides the manufacturer with the right to terminate the agreement or refuse to renew it after the expiration of the term of the agreement under specified circumstances. We cannot assure you we will be able to renew any of our existing dealer agreements or that we will be able to obtain renewals on favorable terms. Specifically, many of our dealer agreements provide that the manufacturer may terminate the agreement or direct us to divest the subject dealership if the dealership undergoes a change of control. Some of our dealer agreements also provide the manufacturer with the right of first refusal to purchase from us any franchise we seek to sell. Provisions such as these may provide manufacturers with superior bargaining positions in the event that they seek to terminate our dealer agreements or renegotiate the agreements on terms that are disadvantageous to us. Our results of operations may be materially and adversely affected to the extent that our franchise rights become compromised or our operations restricted due to the terms of our dealer agreements or if we lose substantial franchises.

        In addition, we have agreements with Toyota which provide that in the event that our payment obligations under our Committed Credit Facility or our 9% Senior Subordinated Notes due 2012 are accelerated or demand for payment is made under our subsidiaries' guarantees of the Committed Credit Facility or our 9% Senior Subordinated Notes due 2012, Toyota will have the right to purchase our Toyota and Lexus dealerships for cash at their fair market value, unless the acceleration or demand is waived within a cure period of no less than 30 days after Toyota's exercise of its right to purchase. If fair market value cannot be agreed by the parties, it will be determined by an independent nationally recognized and experienced appraiser. We also have an agreement with Ford that provides if any of the lenders of our Committed Credit Facility or floor plan facilities accelerate those payment obligations, or if we are notified of any default under our Committed Credit Facility, then Ford may exercise its right to acquire our Ford, Lincoln and Mercury dealerships for their fair market value.

Manufacturers' stock ownership restrictions limit our ability to issue additional equity, which may hamper our ability to meet our financing needs or carry out our acquisition strategy.

        Some of our automobile dealer agreements prohibit transfers of any ownership interests of a dealership or, in some cases, its parent. Our agreements with several manufacturers provide that, under certain circumstances, we may lose the franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer's restrictions) or if a person or entity acquires the right to vote 20% or more of our common stock without the approval of the applicable manufacturer. This trigger level can fall to as low as 5% if another vehicle manufacturer or a person with a criminal record is the entity acquiring the ownership interest or voting rights. One manufacturer, Toyota, in addition to imposing the restrictions previously mentioned, provides that we may be required to sell our Toyota franchises (including Lexus) if without its consent the owners of our equity prior to our initial public offering cease to control a majority of our voting stock or if Timothy C. Collins ceases to indirectly control us. We have received Toyota's consent to the sale of up to 11.5 million shares of our common stock in this offering by the owners of our equity prior to our initial public offering, provided that, in any event, the percentage held by such owners does not decline to less than 25%. Immediately after this offering, the percentage of our common stock held by owners of our equity prior to our initial public offering will be 50.0% (45.4% assuming full exercise of the underwriters' over-allotment option). Asbury Automotive Holdings, our largest stockholder and an owner of our pre-initial public offering equity will hold 32.1% immediately after this offering (27.5% assuming full exercise of the underwriters' over-allotment option), and will be subject to a 90 day lock-up agreement in connection with this offering. Certain other owners of our equity prior to our initial public offering will execute a 270 day lock-up agreement. Such owners will hold 16.5% of our common stock immediately after this offering. After the expiration of the lock-up periods, or if the lock-up agreements are otherwise terminated, sales of our common stock by owners of our equity prior to our initial public offering may result in a violation of the 25% threshold described above.

        Violations by our shareholders of these ownership restrictions are generally outside of our control and may result in the termination or non-renewal of one or more franchises, which may have a material adverse effect on us. These restrictions may also prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock.

Manufacturers' restrictions on acquisitions and financing activities may limit our future growth.

        We are required to maintain certain performance standards and to obtain the consent of the applicable manufacturer before we can acquire any additional dealerships. We cannot assure you that manufacturers will consent to future acquisitions, which may deter us from being able to take advantage of a market opportunity. Obtaining manufacturer consents for acquisitions may also take a significant amount of time, which may negatively affect our ability to acquire an attractive target. Moreover, delays in obtaining manufacturer consents may impact our ability to issue additional equity in the time necessary to take advantage of a market opportunity dependent on ready financing or an equity issuance. In addition, under an applicable dealers agreement, a manufacturer usually has a right of first refusal to acquire a dealership that we seek to acquire.

        Many vehicle manufacturers place limits on the total number of franchises that any group of affiliated dealerships may obtain. A manufacturer may place generic limits on the number of franchises or share of total franchises or vehicle sales maintained by an affiliated dealership group on a national, regional or local basis. Manufacturers may also tailor these types of restrictions to particular dealership groups. Our current franchise mix has caused us to reach the present franchise ceiling, set by agreement or corporate policy, with Acura, and we are close to our franchise ceiling with Toyota, Lexus and Jaguar. While we have not reached a numerical limit with Ford, we have a dispute over whether our performance should limit additional acquisitions at this time. We have an action plan agreement with Honda pursuant to which we can make acquisitions provided we are meeting performance standards and limit the number of acquisitions per specified time frames. We are currently negotiating a framework agreement with Toyota. Unless we negotiate favorable terms with Toyota and other manufacturers or receive the consent of manufacturers, we may be prevented from making further acquisitions upon reaching the limits or if we fail to maintain performance standards provided for in our agreements.

        As a condition to granting their consent to our acquisitions, a number of manufacturers may impose additional restrictions on us. Manufacturers' restrictions typically prohibit:

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  material changes in the ownership or control of our company or extraordinary corporate transactions such as a merger, sale of a substantial amount of assets or any change in our board of directors or management;

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  the removal of a dealership general manager without the consent of the manufacturer; and

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  the use of dealership facilities to sell or service new vehicles of other manufacturers.

        Certain of our agreements with manufacturers impose capital requirements on individual subsidiaries and restrict our ability to apply dealership earnings or assets to our consolidated indebtedness and operations, which could impede or complicate financing transactions.

        Manufacturers may direct us to apply our resources to capital projects that we may not otherwise have chosen to do and may direct us to implement costly capital improvements to dealership facilities as a condition to renewing our dealer agreements with them or for their consent to a proposed acquisition. These factors, either alone or in combination, could cause us to divert our financial resources to capital projects from uses that management believes may be of higher long-term value to us.

Our failure to meet a manufacturer's consumer satisfaction and financial and sales performance requirements may adversely affect our ability to acquire new dealerships and our profitability.

        Many manufacturers attempt to measure customers' satisfaction with their purchase and warranty service experiences through rating systems which are generally known as consumer satisfaction indexes ("CSI"), which augment manufacturers' monitoring of dealerships' financial and sales performance. Manufacturers may use these performance indicators, as well as sales performance numbers, as factors in evaluating applications for additional acquisitions. The components of these performance indicators have been modified by various manufacturers from time to time in the past, and we cannot assure you that these components will not be further modified or replaced by different systems in the future. Some of our dealerships have had difficulty from time to time meeting these standards. We cannot assure that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to our acquisition of one of its franchises if it determines our dealerships do not comply with its performance standards. This may impede our ability to execute our acquisition strategy. In addition, we receive payments from certain manufacturers based, in part, on CSI scores, and future payments may be materially reduced or eliminated if our CSI scores decline.

Our dealers depend upon vehicle sales and, therefore, their success depends in large part upon customer demand for the particular vehicle lines they carry.

        The success of our dealerships depends in large part on the overall success of the vehicle lines they carry. New vehicle sales generate the majority of our total revenue and lead to sales of higher-margin products and services such as finance and insurance products and parts and service operations. Although we have sought to limit our dependence on any one vehicle brand, we have focused our new vehicle sales operations in mid-line import and luxury brands.

        For the year ended December 31, 2003, brands representing 5% or more of our revenues from new vehicle retail sales were as follows:

Brand	% of Total New Vehicle Retail Sales
Honda	18%
Ford	11%
Toyota	9%
Nissan	8%
Lexus	6%
Mercedes-Benz	6%
BMW	5%
Acura	5%

        No other brand accounted for more than 5% of our total new vehicle retail sales revenue for the year ended December 31, 2003.

If we fail to obtain a desirable mix of popular new vehicles from manufacturers, our profitability will be negatively impacted.

        We depend on manufacturers to provide us with a desirable mix of popular new vehicles. Typically, popular vehicles produce the highest profit margins but tend to be the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among their franchised dealerships based on the sales history of each dealership. If our dealerships experience prolonged sales slumps, those manufacturers will cut back their allotments of popular vehicles to our dealerships and new vehicle sales and profits may decline.

If automobile manufacturers discontinue incentive programs, our sales volumes may be materially and adversely affected.

        Our dealerships depend on manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support new vehicle sales. Manufacturers often make many changes to their incentive programs during each year. Some key incentive programs include:

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  customer rebates on new vehicles;

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  dealer incentives on new vehicles;

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  special financing or leasing terms;

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  warranties on new and used vehicles; and

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  sponsorship of used vehicle sales by authorized new vehicle dealers.

        A reduction or discontinuation of key manufacturers' incentive programs may reduce our new vehicle sales volume resulting in decreased vehicle sales and related revenues.

Adverse conditions affecting one or more manufacturers may negatively impact our profitability.

        The success of each of our dealerships depends to a great extent on vehicle manufacturers':

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  financial condition;

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  marketing efforts;

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  vehicle design;

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  production capabilities;

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  reputation;

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  management; and

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  labor relations.

        Adverse conditions affecting these and other important aspects of manufacturers' operations and public relations may adversely affect our ability to market their automobiles to the public and, as a result, significantly and detrimentally affect our profitability.

If state dealer laws are repealed, weakened or superseded by our framework agreements with manufacturers, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their dealer agreements.

        State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a dealer agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or nonrenewal. Some state dealer laws allow dealers to file protests or petitions or attempt to comply with the manufacturer's criteria within the notice period to avoid the termination or nonrenewal. Though unsuccessful to date, manufacturers' lobbying efforts may lead to the repeal or revision of state dealer laws. We have framework agreements with a majority of our manufacturers. Among other provisions, these agreements attempt to limit the protections available to dealers under state dealer laws. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their dealer agreements upon expiration. In addition, these laws restrict the ability of automobile manufacturers to directly enter the retail market in the future. If manufacturers obtain the ability to directly retail vehicles and do so in our markets, such competition could have a material adverse effect on us. See "Business-Dealer and Framework Agreements."

Risks Related To Our Acquisition Strategy

If we are unable to acquire and successfully integrate additional dealerships, we will be unable to realize desired results from our growth through acquisition strategy and acquired operations will drain resources from comparatively profitable operations.

        The automobile retailing industry is considered a mature industry in which relatively slow growth is expected in industry unit sales. Accordingly, our future growth depends in large part on our ability to acquire additional dealerships, manage expansion, control costs in our operations and consolidate acquired dealerships into our organization. In pursuing our strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

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  failing to close announced transactions under contract or failing to enter into contracts for transactions under letters of intent;

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  failing to obtain manufacturers' consents to acquisitions of additional franchises;

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  incurring significantly higher capital expenditures and operating expenses;

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  failing to integrate the operations and personnel of the acquired dealerships;

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  entering new markets with which we are unfamiliar;

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  incurring undiscovered liabilities at acquired dealerships;

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  disrupting our ongoing business;

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  diverting our management resources;

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  failing to maintain uniform standards, controls and policies;

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  impairing relationships with employees, manufacturers and customers as a result of changes in management;

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  causing increased expenses for accounting and computer systems; and

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  incorrectly valuing acquired entities.

        We may not adequately anticipate all the demands that our growth will impose on our personnel, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. If we cannot adequately anticipate and respond to these demands, we may fail to realize acquisition synergies and our resources will be focused on incorporating new operations into our structure rather than on areas that may be more profitable. Moreover, manufacturer consent is required before we can acquire additional dealerships and, in some cases, to issue additional equity. If we incorrectly value acquisition targets or fail to successfully integrate acquired businesses we may be required to take write downs of the goodwill attributed to the acquired businesses, which could be significant. See "—Risk Factors Related to our Dependence on Vehicle Manufacturers—Manufacturers' Restrictions on Acquisitions May Limit our Future Growth."

We may be unable to capitalize on acquisition opportunities because of financing constraints.

        We have substantial indebtedness and, as a result, significant debt service obligations. Our substantial indebtedness could limit the future availability of debt financing to fund acquisitions. We intend to finance our platform acquisitions in part by issuing shares of common stock. The extent to which we will be able or willing to issue common stock for acquisitions will depend on the market value of our common stock from time to time and the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. See "—Risk Factors Related to our Dependence on Vehicle Manufacturers—Manufacturers' Stock Ownership Restrictions Limit our Ability to Issue Additional Equity, Which May Hamper our Ability to Meet our Financing Needs or Carry out our Acquisition Strategy."

        We cannot assure you that we will be able to obtain additional financing in the future by issuing stock or additional debt securities, and using cash to complete acquisitions may substantially limit our operating or financial flexibility or our ability to meet our debt service obligations. If we are unable to obtain financing on acceptable terms, we may be required to reduce the scope of our presently anticipated expansion, which may materially and adversely affect our growth strategy.

The competition with other dealer groups to acquire automotive dealerships is intense, and we may not be able to fully implement our growth through acquisition strategy if attractive targets are acquired by competing groups or priced out of our reach due to competitive pressures.

        We believe that the United States automotive retailing market is fragmented and offers many potential acquisition candidates that meet our targeting criteria. However, we compete with several other national dealer groups, some of which may have greater financial and other resources, and competition with existing dealer groups and dealer groups formed in the future for attractive acquisition targets may result in fewer acquisition opportunities and increased acquisition costs. We will have to forego acquisition opportunities to the extent that we cannot negotiate acquisitions on acceptable terms.

 Risks Related To Competition

The loss of key personnel and limited management and personnel resources may adversely affect our operations and growth.

        Our success depends to a significant degree upon the continued contributions of our management team, particularly our senior management and service and sales personnel. Additionally, manufacturer dealer agreements may require the prior approval of the applicable manufacturer before any change is made in dealership general managers. We do not have employment agreements with most of our dealership managers and other key dealership personnel. Consequently, the loss of the services of one or more of these key employees may materially impair the efficiency and productivity of our operations.

        In addition, we may need to hire additional managers as we expand. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers may adversely affect the ability of our dealerships to conduct their operations in accordance with the standards set by our headquarters management.

Substantial competition in automobile sales and services may adversely affect our profitability.

        The automotive retailing and servicing industry is highly competitive with respect to price, service, location and selection. Our competition includes:

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  franchised automobile dealerships in our markets that sell the same or similar new and used vehicles that we offer;

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  other national or regional affiliated groups of franchised dealerships;

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  privately negotiated sales of used vehicles;

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  service center chain stores; and

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  independent service and repair shops.

        We do not have any cost advantage in purchasing new vehicles from manufacturers. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new and used vehicles. Our dealer agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability may be materially and adversely affected if competing dealerships expand their market share or are awarded additional franchises by manufacturers that supply our dealerships.

Risks Related To The Automotive Industry

Our business will be harmed if overall consumer demand suffers from a severe or sustained downturn.

        Our business is heavily dependent on consumer demand and preferences. Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions and consumer confidence, as well as the level of discretionary personal income and credit availability. Future recessions may have a material adverse effect on our retail business, particularly sales of new and used automobiles. Our sales of trucks and bulk sales of vehicles to corporate customers are also cyclical and dependent on overall levels of economic activity. In addition, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/SUV models (which typically provide higher profit margins to retailers) to smaller, more economical vehicles (which typically have lower margins).

Our business may be adversely affected by unfavorable conditions in our local markets, even if those conditions are not prominent nationally.

        Our performance is also subject to local economic, competitive and other conditions prevailing in our platforms' particular geographic areas. Our dealerships currently are located in the Atlanta, Austin, Chapel Hill, Charlotte, Charlottesville, Dallas-Fort Worth, Fayetteville, Fort Pierce, Fresno, Greensboro, Greenville, Houston, Jackson, Jacksonville, Little Rock, Orlando, Portland, Richmond, St. Louis, Tampa and Texarkana markets. Although we intend to pursue acquisitions outside of these markets, our current operations are based in these areas. As a consequence, our results of operations depend substantially on general economic conditions and consumer spending levels in the Southeast and Texas, and to a lesser extent in the Northwest and Midwest.

The seasonality of the automobile retail business magnifies the importance of our second and third quarter results.

        The automobile industry is subject to seasonal variations in revenues. Demand for automobiles is generally lower during the first and fourth quarters of each year. Accordingly, we expect our revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters. Therefore, if conditions surface during the second or third quarters that retard automotive sales, such as war, high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year will be disproportionately adversely affected.

Our business may be adversely affected by import product restrictions and foreign trade risks that may impair our ability to sell foreign vehicles profitably.

        A significant portion of our new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in other countries. The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices.

Other Risks Related to Our Business

Our substantial leverage could adversely affect our ability to operate our business and adversely impact our compliance with Committed Credit Facility and other debt covenants.

        We are highly leveraged and have significant debt service obligations. As of December 31, 2003, we had total debt of $592.4 million, excluding floor plan notes payable. In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes, subject to the restrictions contained in our Committed Credit Facility and the indentures governing our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

        In addition, the operating and financial restrictions and covenants in our debt instruments, including the Committed Credit Facility, our 9% Senior Subordinated Notes due 2012 indenture and our 8% Senior Subordinated Notes due 2014 indenture, may adversely affect our ability to finance our future operations or capital needs or to pursue certain business activities. In particular, our Committed Credit Facility requires us to maintain certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required financial ratios could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under the Committed Credit Facility, the lenders thereunder, or the "Lenders", could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, to require us to apply all of our available cash to repay these borrowings or to prevent us from making debt service payments on our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014, any of which would be an event of default under the 9% Senior Subordinated Notes due 2012 indenture and the 8% Senior Subordinated Notes due 2014 indenture. Our substantial debt service obligations could increase our vulnerability to adverse economic or industry conditions.

        The terms of our Committed Credit Facility require us on an ongoing basis to meet certain financial ratios, including a fixed charge coverage ratio of no less than 1.2 to 1. During January 2003, we reported to the Lenders that we did not meet our fixed charge coverage ratio requirement as of December 31, 2002. The Lenders subsequently agreed to waive this fixed charge coverage ratio default by letter dated February 2, 2003. While we were out of compliance with the covenant, we were unable to access the facility for new borrowings and were assessed interest at a higher default rate. As of March 31, 2003, we reported to the Lenders that we were in compliance with our fixed charge coverage ratio requirement. As of December 31, 2003, the fixed charge coverage ratio was approximately 1.5 to 1.

        See "—Risks Related to the Automotive Industry—Our Capital Costs and Our Results of Operations may be Materially and Adversely Affected by a Rising Interest Rate Environment" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Restrictions imposed by our Committed Credit Facility and the indentures governing our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014 limit our ability to obtain additional financing and to pursue business opportunities.

        The operating and financial restrictions and covenants in our debt instruments, including our Committed Credit Facility, our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014, may adversely affect our ability to finance our future operations or capital needs or to pursue certain business activities. In particular, our Committed Credit Facility and the indentures governing our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014 require us to maintain certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our Committed Credit Facility. In the event of any default under our Committed Credit Facility, the Lenders could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, to require us to apply all of our available cash to repay these borrowings or to prevent us from making debt service payments on our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014, any of which would be an event of default under the indentures governing our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014.

Our capital costs and our results of operations may be materially and adversely affected by a rising interest rate environment.

        We finance our purchases of new and, to a lesser extent, used vehicle inventory using floor plan credit facilities under which we are charged interest at floating rates. In addition, we obtain capital for general corporate purposes, dealership acquisitions and real estate purchases and improvements under predominantly floating interest rate credit facilities. Therefore, excluding the potential mitigating effects from interest rate hedging techniques, our interest expenses will rise with increases in interest rates. Rising interest rates are generally associated with increasing macro economic business activity, and improvements in gross domestic product. However, rising interest rates may also have the effect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used vehicle sales, because many of our customers finance their vehicle purchases. As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues. Given our debt composition as of December 31, 2003, each one percent increase in market interest rates would increase our total annual interest expense, including floor plan interest, by $8.9 million.

        We receive interest credit assistance from certain automobile manufacturers, which is reflected as a reduction in the cost of inventory on the balance sheet. Although we can provide no assurance as to the amount of future floor plan credits, it is our expectation, based on historical data, that an increase in prevailing interest rates would result in increased interest credit assistance from certain automobile manufacturers.

Governmental regulations and environmental regulation compliance costs may adversely affect our profitability.

        We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection and privacy laws and environmental requirements governing, among other things, discharges into the air and water, aboveground and underground storage of petroleum substances and chemicals, handling and disposal of wastes and remediation of contamination arising from spills and releases. If we or our properties violate these laws and regulations, we may be subject to civil and criminal penalties, or a cease and desist order may be issued against our operations that are not in compliance. Our future acquisitions may also be subject to governmental regulation, including antitrust reviews. Future laws and regulations relating to our business may be more stringent than current laws and regulations and require us to incur significant additional costs.

If we are unable to retain key management or other personnel, we may be unable to successfully develop our business.

        We depend on our executive officers as well as other key personnel. Not all our key personnel are bound by employment agreements, and those with employment agreements are bound only for a limited period of time. If we are unable to retain our key personnel, we may be unable to successfully develop and implement our business plans. Further, we do not maintain "key man" life insurance policies on any of our executive officers or key personnel.

Our business and financial results may be adversely affected by claims alleging violations of laws and regulations in our advertising, sales, and finance and insurance activities.

        Our business is highly regulated. In the past several years, private plaintiffs and state attorney generals have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale and leasing of motor vehicles. The conduct of our business is subject to numerous federal, state and local laws and regulations regarding unfair, deceptive and/or fraudulent trade practices (including advertising, marketing, sales, insurance, repair and promotion practices), truth-in-lending, consumer leasing, fair credit practices, equal credit opportunity, privacy, insurance, motor vehicle finance, installment finance, closed-end credit, usury and other installment sales. Vehicle lessors could be subject to claims of negligent leasing in connection with their lessees' vehicle operation. We could be susceptible to such claims or related actions if we fail to operate our business in accordance with practices designed to avert such liability. Claims arising out of actual or alleged violations of law may be asserted against us or any of our dealers by individuals, either individually or through class actions, or by governmental entities in civil or criminal investigations and proceedings. Such actions may expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of our licenses and franchises to conduct dealership operations.

General Risks Related to Investing in Our Common Stock

We are controlled by Asbury Automotive Holdings L.L.C., which may have interests different from your interests.

        Asbury Automotive Holdings L.L.C., a controlled affiliate of Ripplewood Investments L.L.C., currently owns 54.1% (32.1% after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option) of our common stock, and stockholders other than Asbury Automotive Holdings who are parties to our Shareholders Agreement, collectively own 26.7% (17.9% after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option) of our common stock. We do not know Asbury Automotive Holdings' future plans as to its holdings of our common stock and cannot give you any assurances that its actions will not negatively affect our common stock in the future. For example, Asbury Automotive Holdings has from time to time had discussions with our competitors regarding potential business combinations involving us.

        Pursuant to a shareholders agreement among us, Asbury Automotive Holdings and the platform principals, the platform principals are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

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  persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings' nominees); and

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  any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

Concentration of voting power and anti-takeover provisions of our charter, bylaws, Delaware law and our dealer agreements may reduce the likelihood of any potential change of control.

        Ripplewood Investments L.L.C., through its control of Asbury Automotive Holdings, currently controls 54.1% (32.1% after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option) of our common stock. Further, under the shareholders agreement, Ripplewood, currently has the power to cause all signatories to the shareholders agreement (who, together with Ripplewood, collectively controls 80.8% (50.0% after giving effect to this offering, assuming no exercise of the underwriters' over-allotment option) of our common equity to vote in favor of Ripplewood's nominees to our board of directors.

        Provisions of our charter and bylaws may have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals that a shareholder might consider favorable. These include provisions:

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  providing that no more than one-third of the members of our board of directors stand for re-election by the shareholders at each annual meeting;

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  permitting the removal of a director from office only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding;

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  vesting the board of directors with sole power to set the number of directors;

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  allowing a special meeting of the shareholders to be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the common stock outstanding, by our president, by our chief executive officer or by a majority of our board of directors;

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  prohibiting shareholder action by written consent;

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  requiring the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding to effect certain amendments to our charter or by-laws; and

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  requiring formal advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at shareholders' meetings.

        In addition, Delaware law makes it difficult for shareholders who have recently acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes. Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without shareholder approval. Any series of preferred stock is likely to be senior to the common stock with respect to dividends, liquidation rights and, possibly, voting rights. Our board's ability to issue preferred stock may also have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock. Finally, restrictions imposed by some of our dealer agreements may impede or prevent any potential consensual or unsolicited change of control.

        Under the terms of the options granted under our 1999 option plan and our 2002 stock option plan, many option grants will fully vest and become immediately exercisable upon a change in control of us, which, together with severance arrangements and other change of control provisions contained in several of our employment agreements with our executives, may further deter a potential acquisition bid.

Shares eligible for future sale, including shares owned by Asbury Automotive Holdings, may cause the market price of our common stock to drop significantly, even if our business is doing well.

        The potential for sales of substantial amounts of our common stock held by people and entities who were owners of our equity prior to our initial public offering, as well as our directors, officers and employees, in the public market after this offering may adversely affect the market price of the common stock, as these sales may be viewed by the public as an indication of an upcoming or recent occurring shortfall in the financial performance of our company. After this offering is concluded, we will have 32,434,904 shares of common stock outstanding (based on the number of shares outstanding as of March 5, 2004), including 10,421,984 shares owned by Asbury Automotive Holdings (assuming no exercise of the underwriters' over-allotment option). On March 19, 2004, lock-up agreements which were entered into in connection with our initial public offering will expire with respect to owners of 455,305 shares of common stock which will be freely tradeable without restriction or further registration under the Securities Act. Ninety days after the date of this prospectus, the lock-up agreement that Asbury Automotive Holdings has entered into in connection with this offering will expire. Asbury Automotive Holdings will hold 10,421,984 shares of common stock immediately after this offering (assuming no exercise of the over-allotment option) and has certain registration rights with respect to its shares pursuant to the terms of the Shareholders Agreement. Nine months after the consummation of this offering, lock-up agreements that we have entered into with certain selling stockholders will expire. These certain selling stockholders and certain other stockholders who agreed to an additional nine-month lock-up will, immediately after the consummation of this offering, hold 5,385,476 shares of common stock which, after the expiration of the applicable lock-up agreements, will be freely tradeable without restriction or further registration under the Securities Act, except for shares held by persons considered to be affiliates of us (including Asbury Automotive Holdings) or acting as underwriters. The stockholders who are subject to the additional nine-month lock-up have registration rights with respect to their shares of common stock pursuant to the terms of the Shareholders Agreement.

        In addition to outstanding shares eligible for sale, as of March 5, 2004, 2,769,564 shares of our common stock were issuable under outstanding stock options granted to certain executive officers and employees. An additional 3,028,257 shares of common stock are reserved for future issuance to employees under our stock option plans.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements relating to goals, plans and projections regarding our financial position, results of operations, market position, product development and business strategy under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Underwriting." These statements are based on management's current expectations and involve significant risks and uncertainties that may cause results to differ materially from those set forth in the statements. These risks and uncertainties include, among other things,

  •
  market factors,

  •
  our relationships with vehicle manufacturers and other suppliers,

  •
  risks associated with our substantial indebtedness,

  •
  risks related to pending and potential future acquisitions, and

  •
  general economic conditions both nationally and locally and governmental regulations and legislation.

        There can be no guarantees our plans for future operations will be successfully implemented or that they will prove to be commercially successful. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        The selling stockholders identified in this prospectus are offering all shares to be sold in this offering. We will not receive any proceeds from the sale of the shares of our common stock in this offering.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is traded on the New York Stock Exchange under the symbol "ABG." The following table shows the high and low closing sale prices per share of our common stock as reported by the New York Stock Exchange.

	High	Low
Fiscal Year Ended December 31, 2002
First Quarter (from March 13, 2002)	$16.80	$15.25
Second Quarter	22.25	12.80
Third Quarter	13.48	8.71
Fourth Quarter	9.60	7.30
Fiscal Year Ended December 31, 2003
First Quarter	9.45	5.95
Second Quarter	13.70	7.25
Third Quarter	18.20	13.09
Fourth Quarter	18.99	15.20
Year Ended December 31, 2004
First Quarter (through March 17, 2004)	19.35	16.30

        On                  , 2004, the last reported sale price of our common stock on the New York Stock Exchange was $           per share.

        We intend to retain all our earnings to finance the growth and development of our business, including future acquisitions. Our Committed Credit Facility prohibits us from declaring or paying cash dividends or other distributions to our stockholders. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on the then applicable contractual restrictions on us contained in our financing credit facilities and other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

 CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2003. You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited financial statements and the related notes and the other financial information included elsewhere in this prospectus.

As of December 31, 2003
(in thousands, except share and per share data)
Cash and cash equivalents	$106,711

Current maturities of long-term debt(1)	$33,250

Long-term debt	$559,128
Stockholders' equity:
Preferred stock, par value $.01 per share, 10,000,000 shares authorized; no shares issued or outstanding	—
Common stock, par value $.01 per share, 90,000,000 shares authorized; 34,022,008 shares issued and outstanding, including shares held in treasury(2)	340
Additional paid-in capital	411,082
Retained earnings	37,832
Treasury stock, at cost; 1,590,013 shares held	(15,064)
Accumulated other comprehensive loss	(483)

Total stockholders' equity	433,707

Total capitalization	$992,835

(1)
Does not include floor plan notes payable of $602.2 million which reflect amounts payable for purchases of specific vehicle inventories.

(2)
The number of shares of common stock outstanding does not include an additional 2,798,397 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $15.02 per share or 3,002,333 shares of common stock reserved for future issuance under our stock option plans as of December 31, 2003.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following table sets forth our historical selected consolidated data for the periods indicated. The data for and as of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 is derived from our audited financial statements. The financial statements for and as of the year ended December 31, 1999 was audited by Arthur Andersen LLP, independent auditors. The financial statements for and as of the years ended December 31, 2003, 2002, 2001 and 2000 were audited by Deloitte & Touche LLP, independent auditors.

        The information should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the related notes included elsewhere in this prospectus and incorporated by reference herein.

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
	(dollars in thousands, except per share and per vehicle data)
Income Statement Data:
Revenues:
New vehicle	$2,909,641	$2,644,798	$2,480,202	$2,326,538	$1,750,355
Used vehicle	1,183,901	1,158,144	1,102,921	1,000,182	731,601
Parts, service and collision repair	551,498	497,164	465,487	413,687	320,529
Finance and insurance, net	131,465	115,159	102,179	84,667	58,692

Total revenues	4,776,505	4,415,265	4,150,789	3,825,074	2,861,177
Cost of sales	4,036,201	3,718,947	3,507,041	3,255,645	2,446,181

Gross profit	740,304	696,318	643,748	569,429	414,996
Selling, general and administrative expenses	580,938	537,846	498,133	430,497	323,871
Depreciation and amortization	20,212	19,062	27,645	22,526	16,105
Impairment of goodwill	37,930	—	—	—	—

Income from operations	101,224	139,410	117,970	116,406	75,020
Floor plan interest expense	(18,800)	(17,860)	(26,065)	(34,552)	(21,424)
Other interest expense	(40,238)	(38,423)	(44,481)	(41,200)	(23,933)
Interest income	499	1,200	2,499	5,802	2,997
Net losses from unconsolidated affiliates	—	(100)	(3,248)	(6,066)	(616)
Gain (loss) on sale of assets	750	(72)	(361)	(1,531)	2,368
Loss on extinguishment of debt	—	—	(1,433)	—	—
Other income (expense), net	(2,369)	(427)	1,908	815	151

Total other expense, net	(60,158)	(55,682)	(71,181)	(76,732)	(40,457)

Income before income tax expense, minority interest and discontinued operations	41,066	83,728	46,789	39,674	34,563
Income tax expense	21,268	39,318	4,980	3,570	1,742
Minority interest in subsidiary earnings(1)	—	—	1,240	9,740	20,520

Income from continuing operations	19,798	44,410	40,569	26,364	12,301
Discontinued operations	(4,611)	(6,325)	3,615	4,351	3,348

Net income	$15,187	$38,085	$44,184	$30,715	$15,649

Earnings per common share:
Basic	$0.47	$1.15

Diluted	$0.46	$1.15

Other Operating Data:
Gross profit percentage(2)	15.5%	15.8%	15.5%	14.9%	14.5%
Operating profit percentage(3)	2.1%	3.2%	2.8%	3.0%	2.6%
Income from continuing operations per diluted share(4)	$0.61	$1.49	N/A	N/A	N/A
Finance and insurance platform gross profit PVR(5)	$816	$751	$673	$583	$526
New vehicle retail units sold	98,601	95,197	93,195	90,925	68,950
Used vehicle retail units sold	59,211	58,076	58,612	54,177	42,553
Franchises	140	131	131	119	103

	As of December 31,
Balance Sheet Data:	2003	2002	2001	2000	1999
	(in thousands)
Working Capital	$254,983	$167,141	$147,617	$150,481	$121,759
Inventories	650,397	591,839	496,054	558,164	437,272
Total assets	1,814,279	1,605,644	1,465,013	1,408,223	1,037,644
Floor plan notes payable	602,167	528,591	451,375	499,332	385,263
Total debt (including current portion)	592,378	475,152	538,337	471,664	324,260
Total shareholders'/members' equity	433,707	426,951	347,907	325,883	201,188

(1)
On April 30, 2000, the minority owners of our subsidiaries reached an agreement whereby their respective equity interests were exchanged for equity interests in an entity that ultimately changed its name to Asbury Automotive Group L.L.C. Substantially all minority interests in our subsidiaries were eliminated effective April 30, 2000, in connection with such transaction.

(2)
Gross profit percentage is calculated by dividing gross profit by total revenues.

(3)
Operating gross profit percentage is calculated by dividing income from operations by total revenues.

(4)
Income from continuing operations per diluted share for the year ended December 31, 2002 is based on pro forma income from continuing operations, which assumes that we were taxed as a "C" corporation for all twelve months of the year ended December 31, 2002 and excludes the one-time charge for our conversion from an L.L.C. to a corporation. The following table reconciles net income to pro forma income from continuing operations and basic weighted average shares outstanding to pro forma diluted shares outstanding for the purpose of calculating pro forma income from continuing operations per diluted share.

For the Year Ended December 31, 2002
(in thousands, except per share data)
Net income	$38,085
Pro forma adjustments:
Pro forma income tax expense before conversion to a corporation	(5,299)
Tax adjustment upon conversion from an L.L.C. to a corporation	11,553
Discontinued operations	6,325

Pro forma income from continuing operations	$50,664

Net income per diluted share	$1.15
Pro forma adjustments:
Pro forma income tax expense before conversion to a corporation per diluted share	(0.16)
Tax adjustment upon conversion from an L.L.C. to a corporation per diluted share	0.35
Discontinued operations per diluted share	0.19
Adjustment for 4,500 shares issued on March 14, 2002 as if offered on January 1, 2002	(0.04)

Pro forma income form continuing operations per diluted share	$1.49

Pro forma common shares and share equivalents:
Weighted average shares outstanding:
Basic	33,065
Adjustment for 4,500 shares offered March 14, 2002 as if offered on January 1, 2002	887

Pro forma basic shares	33,952
Shares issuable with respect to additional common share equivalents (stock options)	8

Pro forma diluted shares	33,960

(5)
We evaluate our finance and insurance gross profit performance on a PVR basis by dividing our total finance and insurance gross profit by the number of retail vehicles sold. During 2003, we renegotiated a contract with one of our third party finance and insurance product providers, which resulted in the recognition of income that was not attributable to retail vehicles sold during the year. We believe that platform finance and insurance, which excludes the additional revenue derived from contracts negotiated by our corporate office, provides a more accurate measure of our finance and insurance operating performance. The following table reconciles finance and insurance gross profit to platform finance and insurance gross profit, and provides the necessary components to calculate platform finance and insurance gross profit PVR.

For the Year Ended December 31, 2003
(in thousands, except for unit and per vehicle data)
Finance and insurance gross profit, net (as reported)	$131,465
Less: Corporate finance and insurance gross profit	(2,693)

Platform finance and insurance gross profit	$128,772

Platform finance and insurance gross profit PVR	$816

Retail units sold:
New retail units	98,601
Used retail units	59,211

Total	157,812

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under "Risk Factors" beginning on page 12, and included in other portions of this prospectus.

OVERVIEW

        We are a national automotive retailer, operating 140 franchises at 97 dealership locations in 11 states and 21 markets in the U.S., offering 35 different brands of vehicles as of December 31, 2003. We also operate 23 collision repair centers (as of December 31, 2003) that serve our markets.

        Our revenues are derived from three basic products: the sale of new and used cars and light trucks; maintenance and collision repair services and the sale of automotive parts (collectively, "fixed operations"); and the arrangement of vehicle financing and the sale of various insurance and warranty products (collectively, "F&I"). Additionally, we operate a heavy truck business offering four brands in Atlanta, Georgia. We evaluate the results of our new and used vehicle sales based on unit volumes; our fixed operations based on gross profit dollars; and F&I based gross profit per vehicle retailed ("PVR").

        Since inception, we have grown through the acquisition of 9 platforms and numerous tuck-in acquisitions. All acquisitions were accounted for using the purchase method of accounting; and the operations of the acquired dealerships are included in the consolidated statements of income commencing on the date acquired. As a result, we evaluate our revenue and gross profit on a same store basis in order to determine organic growth.

        Our gross profit varies with our revenue mix. The sale of vehicles generally results in lower gross profit margins, while parts, service, collision repair, and finance and insurance revenues produce higher gross profit margins. As a result, when vehicle sales decrease as a percentage of total sales, we expect that our overall gross profit percentage would increase.

        Selling, general and administrative expenses ("SG&A") consist primarily of fixed and incentive-based compensation, advertising, rent, insurance, utilities and other typical operating expenses. A significant portion of our selling expenses are variable (such as sales commissions), or controllable expenses (such as advertising), generally allowing our cost structure to adapt in response to trends in our business. We evaluate these and our other general and administrative expenses as a percentage of gross profit.

        Sales of motor vehicles (particularly new vehicles) have historically fluctuated with general macroeconomic conditions including general business cycles, consumer confidence, availability of consumer credit, fuel prices and interest rates. Although these factors may impact our business, we believe that any future negative trends may be mitigated by the performance of our used vehicles sales, parts, service and collision repair operations, our variable cost structure, regional diversity and advantageous brand mix.

        Our operations are subject to modest seasonal variations that are somewhat offset by our regional diversity. We typically generate more revenue and operating income in the second and third quarters than in the first and fourth quarters. Seasonality is based upon, among other things, weather conditions, manufacturer incentive programs, model changeovers and consumer buying patterns.

        Over the past several years certain automobile manufacturers have used a combination of vehicle pricing and financing incentive programs, which have impacted customer demand for new vehicles. These programs serve to increase competition for late model used vehicles. We foresee the manufacturers continuing to use these incentive programs in the future and, as a result, we will continue to monitor our used inventory mix in order to carry higher levels of used vehicle inventory at lower price points in order to reduce competition with our new vehicle sales. In addition, we expect to continue to expand our service capacity in order to meet anticipated future demand, as the relatively high volume of new vehicles sales resulting from the highly "incentivized" new vehicle market will drive service demand in the future.

        We expect the industry-wide gain in market share of the luxury and mid-line import brands to continue in the near future. We feel that our brand mix, which is heavily weighted toward these brands, is well positioned to take advantage of this continued shift in customer buying habits.

        Interest rates over the past several years have been at historical lows. We do not believe that changes in interest rates significantly impact customer buying patterns, as changes in interest rates do not dramatically increase the monthly payment of a financed vehicle. For example, the monthly payment for a typical vehicle financing transaction in which a customer finances $25,000 at 5.5% over 60 months only increases by $5.80 with a 50 basis point increase in interest rates.

RESULTS OF OPERATIONS

Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

        Net income for the year ended December 31, 2003, was $15.2 million or $0.47 per basic share, including a $4.6 million loss from discontinued operations principally related to our Price 1 pilot program, and other significant charges including a $37.9 charge related to the impairment of goodwill at our Oregon platform and other non-operational expenses as discussed in more detail below. Net income for the year ended December 31, 2002, was $38.1 million or $1.15 per share. For the year ended December 31, 2002, tax affected pro forma net income was $44.3 million or $1.34 per share. Pro forma net income from continuing operations for the year ended December 31, 2002, was $50.7 million or $1.49 per share. The pro forma results for the prior year exclude a nonrecurring deferred income tax charge required by SFAS No. 109, "Accounting for Income Taxes," related to our change in tax status from a limited liability company to a "C" corporation in conjunction with our March 2002 initial public offering ("IPO"). In addition, the pro forma results from continuing operations also assume that we were a publicly traded "C" corporation for the entire period. A reconciliation of pro forma net income from continuing operations to GAAP net income from continuing operations follows. See "Reconciliation of Non-GAAP Financial Information."

        Income from continuing operations before income taxes totaled $41.1 million for the year ended December 31, 2003, down from $83.7 million for the year ended December 31, 2002. Income from continuing operations before income taxes for the year ended December 31, 2003, includes the following items (i) a non-cash goodwill impairment charge of $37.9 million ($29.2 million after-tax) related to our Oregon platform (see further discussion below under "Impairment of Goodwill"), (ii) a one-time charge of $2.5 million ($1.6 million after tax) related to the termination of our agreement to acquire the Bob Baker dealerships and (iii) $3.2 million ($2.0 million after-tax) in connection with management changes at our Oregon and Texas platforms and at the corporate level. In addition, we experienced an increase in insurance costs of approximately $4.0 million in 2003. Approximately 25% of the increase is the result of the full year impact of our directors' and officers' insurance, which we did not have for most of the first quarter of 2002, as we were not a publicly traded company until March 14, 2002, with the remaining portion of the insurance increase reflecting the overall trend in the insurance environment. Offsetting the increase in insurance costs during 2003 are the impact of concentrated expense reduction initiatives focusing on personnel costs and consulting services in the second and third quarters and on dealership advertising in the fourth quarter. Also contributing to the increase in adjusted income from operations was the performance of our Arkansas platform, which was underperforming during 2002.

	For the Years Ended December 31,
			Increase (Decrease)	% Change
Revenues-	2003	2002
	(in thousands, except for unit data)
New vehicle data:
Retail revenues—same store(1)	$2,731,889	$2,600,506	$131,383	5%
Retail revenues—acquisitions	129,857	981

Total new retail revenues	2,861,746	2,601,487	260,259	10%
Fleet revenues—same store(1)	47,372	43,311	4,061	9%
Fleet revenues—acquisitions	523	—

Total fleet revenues	47,895	43,311	4,584	11%

New vehicle revenue, as reported	$2,909,641	$2,644,798	$264,843	10%

New retail units—same store(1)	94,531	95,160	(629)	(1%)

New retail units—actual	98,601	95,197	3,404	4%

Used vehicle data:
Retail revenues—same store(1)	$861,175	$888,858	$(27,683)	(3%)
Retail revenues—acquisitions	41,938	721

Total used retail revenues	903,113	889,579	13,534	2%
Wholesale revenues—same store(1)	266,539	268,530	(1,991)	(1%)
Wholesale revenues—acquisitions	14,249	35

Total wholesale revenues	280,788	268,565	12,223	5%

Used vehicle revenue, as reported	$1,183,901	$1,158,144	$25,757	2%

Used retail units—same store(1)	56,824	58,027	(1,203)	(2%)

Used retail units—actual	59,211	58,076	1,135	2%

Parts, service and collision repair:
Revenues—same store(1)	$524,416	$496,928	$27,488	6%
Revenues—acquisitions	27,082	236

Parts, service and collision repair revenue, as reported	$551,498	$497,164	$54,334	11%

Finance and insurance, net:
Platform revenues—same store(1)	$124,167	$115,069	$9,098	8%
Corporate revenues	2,693	—
Revenues—acquisitions	4,605	90

Finance and insurance revenue, as reported	$131,465	$115,159	$16,306	14%

Total revenue:
Same store(1)	$4,555,558	$4,413,202	$142,356	3%
Corporate	2,693	—
Acquisitions	218,254	2,063

Total revenue, as reported	$4,776,505	$4,415,265	$361,240	8%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

        Revenues of $4.8 billion for the year ended December 31, 2003, represented a $361.2 million or 8% increase over the year ended December 31, 2002. Same store revenue grew $142.4 million or 3%, with the remainder derived from acquired dealerships. On a same store basis, new retail units were down 1%. However, same store new vehicle retail revenues were up 5% reflecting an increase in our average selling price driven by our strong luxury and mid-line import sales mix. Used retail vehicle unit sales increased 2%, despite a 2% decrease on a same store basis. Manufacturer incentive programs on new vehicles and a competitive used vehicle market negatively impacted used retail unit sales volume and sales revenue per used vehicle. Fixed operations increased 6% on a same store basis due to our focus on "customer pay" business, service adviser training, expansion of our product offerings, implementation of advertising campaigns and growth in our import warranty business. We achieved 8% same store growth in Platform F&I, as we continue to benefit from increased product offerings, the utilization of menus in the F&I sales process, the maturation of our corporate sponsored programs and the sharing of best practices between our platforms. Platform F&I excludes revenue resulting from contracts negotiated by our corporate office, that is not attributable to retail units sold during the respective period.

	For the Years Ended December 31,
			Increase (Decrease)	% Change
Gross Profit-	2003	2002
	(in thousands, except for unit and per vehicle data)
New vehicle data:
Retail gross profit—same store(1)	$203,905	$212,808	$(8,903)	(4%)
Retail gross profit—acquisitions	9,663	70

Total new retail gross profit	213,568	212,878	690	*
Fleet gross profit—same store(1)	1,293	1,426	(133)	(9%)
Fleet gross profit—acquisitions	3	—

Total fleet gross profit	1,296	1,426	(130)	(9%)

New vehicle gross profit, as reported	$214,864	$214,304	$560	*

New retail units—same store(1)	94,531	95,160	(629)	(1%)

New retail units—actual	98,601	95,197	3,404	4%

Used vehicle data:
Retail gross profit—same store(1)	$102,424	$107,183	$(4,759)	(4%)
Retail gross profit—acquisitions	4,144	98

Total used retail gross profit	106,568	107,281	(713)	(1%)
Wholesale gross profit—same store(1)	(1,661)	(3,018)	1,357	45%
Wholesale gross profit—acquisitions	(320)	3

Total wholesale gross profit	(1,981)	(3,015)	1,034	34%

Used vehicle gross profit, as reported	$104,587	$104,266	$321	*

Used retail units—same store(1)	56,824	58,027	(1,203)	(2%)

Used retail units—actual	59,211	58,076	1,135	2%

Parts, service and collision repair:
Gross profit—same store(1)	$274,344	$262,421	$11,923	5%
Gross profit—acquisitions	15,044	168

Parts, service and collision repair gross profit, as reported	$289,388	$262,589	$26,799	10%

Finance and insurance, net:
Platform gross profit—same store(1)	$124,167	$115,069	$9,098	8%
Gross profit—corporate	2,693	—
Gross profit—acquisitions	4,605	90

Finance and insurance gross profit, as reported	$131,465	$115,159	$16,306	14%

Platform gross profit PVR—same store(1)	$820	$751	$69	9%
Platform gross profit PVR—actual	$816	$751	$65	9%
Gross profit PVR—actual	$833	$751	$82	11%
Total gross profit:
Gross profit—same store(1)	$704,472	$695,889	$8,583	1%
Gross profit—corporate	2,693	—
Gross profit—acquisitions	33,139	429

Total gross profit, as reported	$740,304	$696,318	$43,986	6%

*
Rounds to less than 1%.

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

        Gross profit for the year ended December 31, 2003, increased $44.0 million or 6% over the year ended December 31, 2002. Same store gross profit increased 1% year over year driven by significant growth in finance and insurance and fixed operations, of 8% and 5%, respectively. Same store gross profit on new and used retail vehicle sales for the year ended December 31, 2003, decreased 4% as compared to the prior year as competition negatively impacted new vehicle margins and as manufacturer incentive programs on new vehicles reduced the sales volumes of comparatively higher margin used vehicles. Same store finance and insurance platform gross profit PVR increased 9%. We believe that finance and insurance platform gross profit provides a more accurate measure of our finance and insurance performance than finance and insurance PVR, as it excludes revenue resulting from corporate negotiated contracts, which is not attributable to retail units sold.

  Selling, General and Administrative Expenses-

        Selling, general and administrative expenses for the year ended December 31, 2003 were $580.9 million, up 8% from $537.8 million for the year ended December 31, 2002. SG&A as a percentage of gross profit was 78.5% and 77.2% for the years ended December 31, 2003 and 2002, respectively. Advertising expense as a percentage of gross profit increased slightly to 6.2% for the year ended December 31, 2003, as compared to 6.1% year ended December 31, 2002. The increase in SG&A expenses due to charges of $3.2 million associated with management changes at our Oregon and Texas platforms and at the corporate level, expense deterioration in several platforms in the first quarter of 2003 and $4.0 million of incremental insurance costs due to the full year impact of our directors and officers insurance and the effect of the insurance environment, which was off-set by our successful expense reduction initiatives during the second and third quarters of 2003, which focused on personnel and consulting services, and during the fourth quarter, with our focus on reducing advertising per vehicle retailed.

  Depreciation and Amortization-

        Depreciation and amortization expense increased approximately $1.2 million to $20.2 million for the year ended December 31, 2003, as compared to the year ended December 31, 2002. This increase is primarily related to depreciation of fixed assets acquired during 2003.

  Impairment of Goodwill-

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we assess goodwill and other intangibles for impairment on an annual basis, or more frequently if circumstances warrant. Upon adoption of SFAS No. 142 on January 1, 2002, we determined, based on how our business was organized and managed at that time, each of our platforms qualified as a reporting unit for the purpose of assessing goodwill for impairment. Impairment of goodwill occurs if the net book value of a platform exceeds its estimated fair value. During the fourth quarter of 2003, in connection with our annual impairment test, we determined that the fair value of our Oregon platform declined below the its book basis due to the delay in its expected recovery following changes of top level management; the reduction in retail used vehicle sales volumes due to manufacturer rebates and incentives on new vehicles; the delay in the timing of the anticipated recovery of the Oregon economy; and the decline in its market share. We engaged a third party valuation firm to determine the fair value of the Oregon platform, which resulted in a non-cash impairment charge of $37.9 million. As a result of this charge, our Oregon platform's goodwill was reduced to $12.0 million.

        Despite the reasons stated above, we expect improvement at our Oregon platform in the future through productivity initiatives, recent changes at the top level of management and expense reduction initiatives implemented by the new management team. While we expect the local economy to recover due to the projected overall improvement in the United States economy, the projections used in our goodwill impairment test do not include the impacts of any such recovery. We must exercise significant judgment in assessing the recoverability of goodwill and we can provide no assurance that future impairment charges will not be required if the performance of our platforms, including our Oregon platform, does not meet or exceed the projections of future cash flow used in our impairment analysis.

  Other Income (Expense)-

        Floor plan interest expense increased 5% to $18.8 million for the year ended December 31, 2003. This increase was due to higher average inventory levels during 2003 as compared to 2002. The increase in non-floor plan interest expense of $1.8 million from the prior year to $40.2 million was principally attributable to the higher interest rate on our 9% Senior Subordinated Notes due 2012, which were outstanding for the entire year in 2003, as compared to the lower variable rate interest associated with our committed credit facility during 2002.

  Income Tax Provision-

        Income tax expense was $21.3 million for the year ended December 31, 2003 compared to $39.3 million for the year ended December 31, 2002. Our effective tax rate for the year ended December 31, 2003, was 51.8% compared to 39.8% for the period in 2002 subsequent to our March 2002 IPO. Excluding the $37.9 million goodwill impairment charge associated with our Oregon platform and the related $8.7 million tax benefit, our effective tax rate was 38.0% for the year ended December 31, 2003. As we operate nationally, our effective tax rate is dependent upon our geographic revenue mix. We evaluate our effective tax rate periodically based on our revenue sources. We will continue to evaluate our effective tax rate in the future, and expect that our annual effective tax rate will fluctuate between 37% and 38% for the year ending December 31, 2004.

        From January 1, 2002 through the date of our IPO, we were structured as a limited liability company and only provided a tax provision in accordance with SFAS No. 109 for the nine "C" corporations that we owned directly or indirectly during that period. Effective with our IPO, which closed March 19, 2002, we converted to a corporation and became subject to federal, state and local income taxes. During the year ended December 31, 2002, we recorded, in accordance with SFAS No. 109, a one-time, non-recurring charge of $11.6 million related to the establishment of a net deferred tax liability, in connection with our conversion. This liability represented the difference between the financial statement and tax basis of our assets and liabilities at the conversion date.

  Discontinued Operations-

        During the year ended December 31, 2003, we completed the sale of five "full service" automotive dealerships and one ancillary business. In addition, we closed six "Thomason Select" used-only lots in Oregon and one ancillary business, our four Price 1 pilot program used vehicle stores and one full service dealership. As of December 31, 2003, we were actively pursuing the sale of three franchises and one dealership facility. The $4.6 million loss from discontinued operations includes the operating losses of the dealerships mentioned above, as well as a net loss of $0.1 million on the sale of dealerships and related real estate during of the 2003. The loss from discontinued operations for the year ended December 31, 2002, was $6.3 million, which included the results of operations of the dealerships mentioned above and the operating losses and net loss on the sale of five dealerships during 2002.

Year Ended December 31, 2002, Compared to Year December 31, 2001

        Net income for the year ended December 31, 2002, was $38.1 million, or $1.15 per share. Tax affected pro forma net income for the year ended December 31, 2002, was $44.3 million or $1.34 per share. These pro forma results (i) exclude a non-recurring charge of $11.6 million related to the establishment of a net deferred tax liability associated with our conversion to a corporation and (ii) include a pro forma tax charge of $5.3 million as if we were a corporation for the entire period. Tax affected pro forma net income for the year ended December 31, 2002, excluding the after tax losses from discontinued operations of $6.3 million, was $50.7 million, or $1.49 per share, assuming the 4.5 million shares of our common stock issued in the IPO on March 14, 2002 were offered on January 1, 2002.

        Income from continuing operations before income taxes totaled $83.7 million for the year ended December 31, 2002, up 48% over the year ended December 31, 2001, after adjusting for the $9.6 million of goodwill amortization during 2001, as required by SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 142 required companies to stop amortizing goodwill beginning January 1, 2002. The increase can be primarily attributed to higher retail volumes combined with increased margins on new and used vehicles, the continued strength of both our parts, service and collision repair and finance and insurance businesses, and the impact of lower interest rates on floor plan and non-floor plan financing. Included in discontinued operations for the year ended December 31, 2002, was a pre-tax loss of $7.3 million from our Price 1 Auto Stores. The Price 1 pilot program was terminated in the third quarter of 2003. Tax affected pro forma net income and per share amounts have not been provided for the prior year, as we believe that such comparisons with the current year would not be meaningful due to changes in our tax status.

	For the Years Ended December 31,
			Increase (Decrease)	% Change
Revenues-	2002	2001
	(in thousands, except for unit data)
New vehicle data:
Retail revenues-same store (1)	$2,474,755	$2,433,956	$40,799	2%
Retail revenues-acquisitions	126,732	—
Retail revenues-divestitures (2)	—	8,521

Total new retail revenues	2,601,487	2,442,477	159,010	7%
Fleet revenues-same store (1)	33,998	37,725	(3,727)	(10%)
Fleet revenues-acquisitions	9,313	—
Fleet revenues-divestitures (2)	—	—

Total fleet revenues	43,311	37,725	5,586	15%

New vehicle revenue, as reported	$2,644,798	$2,480,202	$164,596	7%

New retail units-same store (1)	91,046	92,780	(1,734)	(2%)

New retail units-actual	95,197	93,195	2,002	2%

Used vehicle data:
Retail revenues-same store (1)	$814,739	$861,226	$(46,487)	(5%)
Retail revenues-acquisitions	74,840	—
Retail revenues-divestitures (2)	—	3,099

Total used retail revenues	889,579	864,325	25,254	3%
Wholesale revenues-same store (1)	241,928	237,770	4,158	2%
Wholesale revenues-acquisitions	26,637	—
Wholesale revenues-divestitures (2)	—	826

Total wholesale revenues	268,565	238,596	29,969	13%

Used vehicle revenue, as reported	$1,158,144	$1,102,921	$55,223	5%

Used retail units-same store (1)	54,466	58,396	(3,930)	(7%)

Used retail units-actual	58,076	58,612	(536)	(1%)

Parts, service and collision repair:
Revenues-same store (1)	$473,891	$463,478	$10,413	2%
Revenues-acquisitions	23,273	—
Revenues-divestitures (2)	—	2,009

Parts, service and collision repair revenue, as reported	$497,164	$465,487	$31,677	7%

Finance and insurance, net:
Platform revenues-same store (1)	$109,789	$102,011	$7,778	8%
Revenues-acquisitions	5,370	—
Revenues-divestitures (2)	—	168

Finance and insurance revenue, as reported	$115,159	$102,179	$12,980	13%

Total revenue:
Same store (1)	$4,149,100	$4,136,166	$12,934	*
Acquisitions	266,165	—
Divestitures (2)	—	14,623

Total revenue, as reported	$4,415,265	$4,150,789	$264,476	6%

*
Rounds to less than 1%.

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

(2)
The results of operations of divestitures made in fiscal year 2001 are included in the "as reported" numbers for 2001 for the period through the date of disposal. The results of operations of divestitures made in fiscal year 2002 are accounted for under SFAS No. 144 as "discontinued operations" and accordingly are not included in 2001 or 2002 sales or gross profit amounts for "same store" or "as reported".

        Revenues for the year ended December 31, 2002, increased $264.5 million, or 6%, over the year ended December 31, 2001, to $4.4 billion. Acquisition revenue, net of 2001 divestitures, of $251.5 million accounted for the majority of the increase, as same store revenue was relatively flat on a year-to-year basis. Same store new retail units were down 2%, while related revenues were up 2% driven by a shift to higher priced vehicles such as SUVs, light trucks and minivans. Used retail units were down 7% on a same store basis, as new vehicle incentives continued to attract higher-end used car buyers, contributing to an overall weak used car market. We were able to partially make up for the unit decrease by shifting our mix to higher priced certified used vehicles, light trucks and SUVs, resulting in a 5% decline in same store used retail revenues period over period. Fixed operations revenues were up 2% on a same store basis, primarily from successful customer retention and new service product offerings. Same store finance and insurance revenues were up 8% principally due to the continued focus on menu selling, the maturing of our preferred product provider programs and the introduction of new products.

	For the Years Ended December 31,
			Increase (Decrease)	% Change
Gross Profit-	2002	2001
	(dollars in thousands, except for unit and per vehicle data)
New vehicle data:
Retail gross profit-same store (1)	$202,444	$201,016	$1,428	1%
Retail gross profit-acquisitions	10,434	—
Retail gross profit-divestitures (2)	—	540

Total new retail gross profit	212,878	201,556	11,322	6%
Fleet gross profit-same store (1)	1,214	2,171	(957)	(44%)
Fleet gross profit-acquisitions	212	—
Fleet gross profit-divestitures (2)	—	—

Total fleet gross profit	1,426	2,171	(745)	(34%)

New vehicle gross profit, as reported	$214,304	$203,727	$10,577	5%

New retail units-same store (1)	91,046	92,780	(1,734)	(2%)

New retail units-actual	95,197	93,195	2,002	2%

Used vehicle data:
Retail gross profit-same store (1)	$99,228	$100,706	$(1,478)	(1%)
Retail gross profit-acquisitions	8,053	—
Retail gross profit-divestitures (2)	—	332

Total used retail gross profit	107,281	101,038	6,243	6%
Wholesale gross profit-same store (1)	(2,448)	(3,427)	979	29%
Wholesale gross profit-acquisitions	(567)	—
Wholesale gross profit-divestitures (2)	—	(107)

Total wholesale gross profit	(3,015)	(3,534)	519	15%

Used vehicle gross profit, as reported	$104,266	$97,504	$6,762	7%

Used retail units-same store (1)	54,466	58,396	(3,930)	(7%)

Used retail units-actual	58,076	58,612	(536)	(1%)

Parts, service and collision repair:
Gross profit-same store (1)	$248,282	$239,467	$8,815	4%
Gross profit-acquisitions	14,307	—
Gross profit-divestitures (2)	—	871

Parts, service and collision repair gross profit, as reported	$262,589	$240,338	$22,251	9%

Finance and insurance, net:
Gross profit-same store (1)	$109,789	$102,011	$7,778	8%
Gross profit-acquisitions	5,370	—
Gross profit-divestitures (2)	—	168

Finance and insurance gross profit, as reported	$115,159	$102,179	$12,980	13%

Gross profit per vehicle retailed — same store	$755	$$675	$80	12%
Gross profit per vehicle retailed — actual	$751	$$673	$78	12%
Total gross profit:
Same store (1)	$658,509	$641,944	$16,565	3%
Acquisitions	37,809	—
Divestitures (2)	—	1,804

Total gross profit, as reported	$696,318	$643,748	$52,570	8%

(1)
Same store amounts include the results of dealerships for the identical months for each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

(2)
The results of operations of divestitures made in fiscal year 2001 are included in the "as reported" numbers for 2001 for the period through the date of disposal. The results of operations of divestitures made in fiscal year 2002 are accounted for under SFAS No. 144 as "discontinued operations" and accordingly are not included in 2001 or 2002 sales or gross profit amounts for "same store" or "as reported".

        Gross profit for the year ended December 31, 2002, was $696.3 million, up $52.6 million, or 8%, over the year ended December 31, 2001. Same store gross profit growth accounted for $16.6 million of the increase, with the remainder made up of acquisitions, net of 2001 divestitures. We achieved significant same store growth in both fixed operations and finance and insurance which was slightly offset by weaker used vehicle retail gross profit performance caused by diminished volumes.

  Selling, General and Administrative Expenses-

        Selling, general and administrative expenses for the year ended December 31, 2002, increased $39.7 million, or 8%, over the year ended December 31, 2001. SG&A as a percentage of gross profit was 77.2% and 77.4% for the years ended December 31, 2002 and 2001, respectively. Increased variable compensation related to higher gross profit, incremental expense flow through from acquisitions, increased insurance costs of $5.5 million and a $1.0 million charge for the re-audit of our prior year financial statements contributed to the overall increase in SG&A. As a result, SG&A expenses as a percentage of revenues increased to 12.2% for the year ended December 31, 2002, compared to 12.0% for the year ended December 31, 2001.

  Depreciation and Amortization-

        Depreciation and amortization expense decreased $8.6 million for the year ended December 31, 2002, as compared to the year ended December 31, 2001. The decrease is primarily the result of the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets," which requires that goodwill and other indefinite life intangibles no longer be amortized beginning on January 1, 2002.

  Other Income (Expense)-

        Floor plan interest expense decreased to $17.9 million for the year ended December 31, 2002, compared with $26.1 million for the year ended December 31, 2001. This decline was primarily due to lower interest rates. Non-floor plan interest expense decreased by $6.1 million from the prior year, as interest expense on our Committed Credit Facility was reduced by debt repayments resulting from the use of proceeds from our IPO in March 2002 and the implementation of a consolidated cash management system in the third quarter of 2002, more than offset the incremental interest expense of our 9% Senior Subordinated Notes due 2012 issued in June 2002. Net losses from unconsolidated affiliates for the year ended December 31, 2001, were related to our share of losses in an automotive finance company and the write-off of an equity investment. The $0.1 million loss for the year ended December 31, 2002, represents the write-off of the remaining investment in that finance company. Other income (expense) typically represents third party rental and sublease income on certain of our real estate properties. Such amounts were offset in 2002 by charges of $0.6 million related to certain non-operating expenses associated with our IPO and $0.6 million related to two loan guarantees, while 2001 included a gain on an interest rate swap transaction of $0.4 million.

  Income Tax Provision-

        During the year ended December 31, 2002, we recorded, in accordance with SFAS No. 109, a one-time non-recurring charge of $11.6 million related to the establishment of a net deferred tax liability in connection with our conversion from a limited liability company to a corporation. This liability represented the difference between the financial statement and tax basis of our assets and liabilities at the conversion date. Our pro forma tax rate for 2002 was 39.8%. During the year ended December 31, 2001, we were structured as a limited liability company and only provided a tax provision in accordance with SFAS No. 109 on the "C" corporations that we owned directly or indirectly during that period.

  Discontinued Operations-

        The $6.3 million loss from discontinued operations for the year ended December 31, 2002, reflects the combined net operating losses of dealerships sold during the period beginning

January 1, 2002 through December 31, 2003, or pending sale as of December 31, 2003, plus the approximately $1.6 million loss on disposal of five dealerships and related real estate assets sold during 2002. Income from discontinued operations of $3.6 million for the year ended December 31, 2001, reflects the combined net operating losses of dealerships sold during the period beginning January 1, 2002 through December 31, 2003, or pending sale as of December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

        We require cash to fund working capital needs, finance acquisitions of new dealerships and fund capital expenditures. We believe that our cash and cash equivalents on hand as of December 31, 2003, our funds generated through future operations and the funds available for borrowings under our Committed Credit Facility (as defined below), Floor Plan Facilities (as defined below), mortgage notes and proceeds from sale/leaseback transactions will be sufficient to fund our debt service and working capital requirements, commitments and contingencies, acquisitions and any seasonal operating requirements for the foreseeable future.

        As of December 31, 2003, we had cash and cash equivalents of $106.7 million. As of December 31, 2003, we did not have any amounts outstanding under the Committed Credit Facility and had $250.0 million available for future borrowings. We had an aggregate borrowing capacity of $695.0 million under our Floor Plan Facilities, of which we had $92.8 available for future borrowings as of December 31, 2003.

  Credit Facilities-

        On January 17, 2001, we entered into a committed credit facility with Ford Motor Credit Company, General Motors Acceptance Corporation and DaimlerChrysler Services North America, LLC (the "Lenders") with total availability (the "Lenders' Commitment") of $550.0 million. The committed credit facility is used for acquisition financing, working capital and cash management purposes. On June 6, 2003, we signed the First Amended and Restated Credit Agreement (the "ARCA"), retaining all the essential provisions of our original committed credit facility, but reducing the Lenders' Commitment to $450.0 million and increasing our working capital borrowing capacity from $25.0 million to $75.0 million. Our decision to amend the existing committed credit facility was driven by our desire to reduce the commitment fee paid to the Lenders, which is based on the unused portion of the facility, and to extend the facility by one year through January 2006. All borrowings under the ARCA and our original committed credit facility (collectively the "Committed Credit Facility") bear interest at variable rates based on one-month LIBOR plus a specified percentage that is dependent upon our adjusted debt level as of the end of each quarter. The weighted average interest rate was 9.8% for the year ended December 31, 2003, which includes $12.5 million of fees incurred in the origination of our Committed Credit Facility that are being amortized over the original term of the facility, ending in January 2004. Excluding the amortization of debt issuance costs, the weighted average interest rate was 6.2% for the year ended December 31, 2003.

        In December 2003, we repaid all of the outstanding indebtedness under our Committed Credit Facility with the proceeds from the issuance of our 8% Senior Subordinated Notes due 2014 and simultaneously reduced the Lenders' Commitment to $250.0 million. As of December 31, 2003, we did not have any amounts outstanding under the Committed Credit Facility and had $250.0 million available for future borrowings.

        During the third quarter of 2002, we obtained consent from the Lenders for a cash management sublimit of $75.0 million under our Committed Credit Facility. The cash management sublimit allows us to repay up to $75.0 million of debt outstanding under our Committed Credit Facility using cash that has been centrally collected by our cash management system. We may borrow the net amount repaid under the cash management sublimit on short-term notice for general corporate purposes. Borrowings under the cash management sublimit are limited to the lesser of $75.0 million or the amount outstanding under our Committed Credit Facility. As of December 31, 2003, we had no borrowings available under our cash management sublimit because we did not have any amounts outstanding under our Committed Credit Facility.

        The Committed Credit Facility requires a guarantee from each of our direct and indirect subsidiaries and imposes a blanket lien upon all our assets and the assets of such subsidiaries, and contains covenants that, among other things, place significant restrictions on our ability to incur additional debt, encumber our property and other assets, repay other debt, dispose of assets, invest capital and permit our subsidiaries to issue equity securities. The Committed Credit Facility also imposes mandatory minimum requirements with regard to the terms of our proposed acquisitions, before we can borrow funds under the facility to finance the transactions. The terms of the Committed Credit Facility require us on an ongoing basis to meet certain financial ratios, including a current ratio, as defined in our Committed Credit Facility, of at least 1.2 to 1, a fixed charge coverage ratio, as defined in our Committed Credit Facility, of no less than 1.2 to 1, and a leverage ratio, as defined in our Committed Credit Facility, of no greater than 4.4 to 1. A breach of these covenants or any other of the covenants in the facility would be cause for acceleration of repayment and termination of the facility by the Lenders. This Committed Credit Facility also contains provisions for default upon, among other things, a change of control, a material adverse change, the non-payment of obligations and a default under certain other agreements. The terms of the Committed Credit Facility provides that a default under the Floor Plan Facilities described below, among other obligations, constitutes a default under the Committed Credit Facility. As of December 31, 2003, we were in compliance with all of the covenants.

        During January 2003, we reported to the Lenders that we did not meet our fixed charge coverage ratio requirement as of December 31, 2002. The Lenders subsequently waived this fixed charge coverage ratio default by letter dated February 2, 2003. Non-financed capital expenditures are deducted from the numerator of our fixed charge coverage covenant calculation. The fixed charge coverage ratio default would therefore not have occurred had we obtained financing for two large self-funded real estate projects by the end of 2002. During the first quarter of 2003, we obtained financing for both properties and at March 31, 2003, we were in compliance with this covenant. Currently, we are in full compliance with all of our financial covenants as required under our various financing arrangements.

        The Committed Credit Facility also contains provisions for default upon, among other things, a change of control, a material adverse change, the nonpayment of obligations and a default under other agreements. The terms of the Committed Credit Facility provide that a default under the Floor Plan Facilities described below, among other obligations, constitutes a default under the Committed Credit Facility.

        The Committed Credit Facility requires us to apply 80% of the net proceeds of equity offerings and 100% of the net proceeds of debt offerings to outstanding indebtedness under the Committed Credit Facility. Our subsidiaries have guaranteed, and substantially all of our future subsidiaries will be required to guarantee, our obligations under the Committed Credit Facility. Substantially all of our assets not subject to security interests granted to floor plan lenders are subject to security interests to the Lenders. We pay annually in arrears a commitment fee for the Committed Credit Facility of 0.35% of the undrawn amount available to us. The Committed Credit Facility provides for an indefinite series of one-year extensions at our request, if approved by the Lenders at their sole discretion. Conversely, we can terminate the Committed Credit Facility by repaying all of the outstanding balances under the facility and the related uncommitted floor plan lines plus a termination fee. The termination fee, equal to 2% of the Lender's Commitment under our Committed Credit Facility as of December 31, 2003, declines to one percent of the Lenders' Commitment under the Committed Credit Facility as of January 17, 2004 and will decline to zero percent as of January 17, 2005.

  Floor Plan Financing-

        We finance substantially all of our new vehicle inventory and a portion of our used vehicle inventory under the floor plan financing credit facilities (the "Floor Plan Facilities"). The Floor Plan Facilities provide used vehicle financing up to a fixed percentage of the value of each financed used vehicle. In connection with the ARCA, total availability under our Floor Plan Facilities was reduced from $750.0 million to $695.0 million, which is distributed among the Lenders as follows (in thousands):

Ford Motor Credit Company	$275,000
DaimlerChrysler Financial Services North America, L.L.C.	315,000
General Motors Acceptance Corporation	105,000

Total Floor Plan Lines	$695,000

        In addition, we have total availability of $32.2 million as of December 31, 2003, under ancillary floor plan facilities with Comerica Bank and Navistar Financial for our heavy trucks business within our Atlanta platform.

        We are required to make monthly interest payments on our Floor Plan Facilities, but are not required to repay the principal prior to the sale of the vehicle. The Floor Plan Facilities also provide used vehicle financing up to a fixed percentage of the value of each financed used vehicle. The Floor Plan Facilities require a guarantee from each of our intermediate subsidiaries and participating subsidiary dealers and place a blanket lien on all of our assets and the assets of such subsidiaries, including a security interest in the financed vehicles as well as the related sales proceeds. The terms of certain floor plan arrangements impose upon us and our subsidiaries ongoing covenants including financial ratio requirements. As of December 31, 2003, we were in compliance with these financial covenants. Amounts financed under the Floor Plan Facilities bear interest at variable rates, which are typically tied to LIBOR or the prime rate. The weighted average annualized interest rate on our floor plan facilities was 3.4% during the year ended December 31, 2003. Historically, certain vehicle manufacturers have offered floor plan assistance, which increase or decrease in conjunction with changes in prevailing interest rates.

  9% Senior Subordinated Notes due 2012-

        On June 5, 2002, we issued our 9% Senior Subordinated Notes due 2012 in the aggregate principal amount of $250.0 million, receiving net proceeds of $241.5 million. The costs related to the issuance of the 9% Senior Subordinated Notes due 2012 were capitalized and are being amortized to interest expense over the term of the notes. The net proceeds from the 9% Senior Subordinated Notes due 2012 issuance were utilized to repay certain indebtedness under our Committed Credit Facility. We pay interest on the notes on June 15 and December 15 of each year until maturity on June 15, 2012. At any time on or after June 15, 2007, we may, at our option, choose to redeem all or a portion of the notes at a redemption price that begins at 104.5% of the aggregate principal amount of the notes and reduces in each calendar year by 1.5% until the price reaches 100% of the aggregate principal amount in 2010 and thereafter. On or before June 15, 2005, we may, at our option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 109% of their principal amount plus accrued and unpaid interest thereon. At any time before June 15, 2007, we may, at our own option, choose to redeem all or a portion of the notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the indenture governing the 9% Senior Subordinated Notes due 2012.

        Our 9% Senior Subordinated Notes due 2012 are guaranteed by substantially all of our current subsidiaries and all of our future domestic restricted subsidiaries that have outstanding indebtedness, incur or guarantee any other indebtedness. The 9% Senior Subordinated Notes due 2012 and the subsidiary guarantees rank behind all of our and the subsidiary guarantors' current and future indebtedness, other than trade payables, except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, the 9% Senior Subordinated Notes due 2012 and subsidiary guarantees. The 9% Senior Subordinated Notes due 2012 rank equally with all of our and our subsidiary guarantors' existing and future senior subordinated indebtedness, including the 8% Subordinated Notes due 2014 and our subsidiaries' guarantees thereof, except for guarantees of our 8% Senior Subordinated Notes due 2014 by our present and future Toyota and Lexus dealership subsidiaries, which guarantee the 9% Senior Subordinated Notes due 2012, but do not guarantee the 8% Senior Subordinated Notes due 2014, except under certain circumstances. The terms of our 9% Senior Subordinated Notes due 2012, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness and sell assets.

  8% Senior Subordinated Notes due 2014-

        On December 23, 2003, we issued our 8% Senior Subordinated Notes due 2014 in the aggregate principal amount of $200.0 million, receiving net proceeds of $193.3 million. The issuance of the notes was exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. We expect to exchange the notes in a registered offering for $200.0 million of new notes with identical terms during the second quarter of 2004. The costs related to the issuance of these notes were capitalized and are being amortized to interest expense over the term of these notes. The net proceeds from the issuance of our 8% Senior Subordinated Notes due 2014 were used to repay all of our outstanding indebtedness under our Committed Credit Facility. We pay interest on these notes on March 15 and September 15 of each year until maturity on March 15, 2014. At any time on or after March 15, 2009, we may, at our option, choose to redeem all or a portion of these notes at a redemption price that begins at 104.0% of the aggregate principal amount of these notes and reduces in each calendar year by approximately 1.3% until the price reaches 100% of the aggregate principal amount in 2012 and thereafter. On or before March 15, 2007, we may, at our option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of these notes at a redemption price equal to 108% of their principal amount plus accrued and unpaid interest thereon. At any time before March 15, 2009, we may, at our own option, choose to redeem all or a portion of these notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the indenture governing our 8% Senior Subordinated Notes due 2014.

        Our 8% Senior Subordinated Notes due 2014 are guaranteed by all of our current subsidiaries (other than our current Toyota and Lexus dealership subsidiaries) and all of our future domestic restricted subsidiaries (other than our future Toyota and Lexus dealership subsidiaries) that have outstanding indebtedness, incur or guarantee any other indebtedness. Our current Toyota and Lexus dealership subsidiaries do not guarantee these notes and our future Toyota and Lexus subsidiaries will not be required to guarantee these notes, except in certain circumstances. Our 8% Senior Subordinated Notes due 2014 and the subsidiary guarantees rank behind all of our and the subsidiary guarantors' current and future indebtedness, other than trade payables, except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, our 8% Senior Subordinated Notes due 2014 and subsidiary guarantees. Our 8% Senior Subordinated Notes due 2014 rank equally with all of our and our subsidiary guarantors' existing and future senior subordinated indebtedness, including our 9% Senior Subordinated Notes due 2012 and our subsidiaries' guarantees thereof, except for guarantees of our 9% Senior Subordinated Notes due 2012 by our present and future Toyota and Lexus dealership subsidiaries, which do not and will not be required to guarantee the notes, except under certain circumstances. Our 8% Senior Subordinated Notes due 2014 are effectively junior to all existing and future indebtedness and liabilities of our current and future Toyota and Lexus dealership subsidiaries. The terms of our 8% Senior Subordinated Notes due 2014, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness and sell assets.

  Mortgage Notes-

        As of December 31, 2003, we had outstanding 22 real estate mortgages at 6 of our platforms with principal balances totaling $116.7 million. The mortgage notes bear interest at fixed and variable rates (the weighted average interest rate was 4.7% for the year ended December 31, 2003). These obligations are collateralized by the related property, plant and equipment with a carrying value of $179.7 million as of December 31, 2003, and mature between 2004 and 2015. Under the terms of our Committed Credit Facility, no guarantees from us or any of our subsidiaries are allowed in support of our mortgage notes; however, certain indebtedness which was in place prior to the Committed Credit Facility is subject to certain guarantees. Our Lenders have taken a second mortgage position behind the respective first lien holder on all of our financed real estate except for one property. The terms of certain mortgage debt require our subsidiaries to comply with specific financial ratio requirements and other ongoing covenants. As of December 31, 2003, we were in compliance with specific financial ratios and other ongoing covenants required by the terms of certain mortgage debt.

  Guarantees-

        We have guaranteed two loans made by financial institutions, one directly to a former platform executive, and another indirectly to a non-consolidated entity controlled by a current platform executive, which totaled approximately $4.3 million at December 31, 2003.

  Contractual Obligations-

        As of December 31, 2003, we had the following contractual obligations (in thousands):

	Total	2004	2005	2006	2007	2008	Thereafter
Floor plan notes payable	$602,167	$602,167	$—	$—	$—	$—	$—
Long-term debt, including capital lease obligations	592,378	33,250	23,493	17,133	23,341	4,204	490,957
Operating leases	379,006	39,696	38,624	36,885	35,672	34,632	193,497
Acquisitions under contract	77,000	77,000	—	—	—	—	—
Employment contracts	10,741	5,973	2,608	1,323	670	167	—
Interest on fixed rate debt	364,516	41,214	39,961	39,022	38,743	38,640	166,936
Guarantee liability	4,345	4,345	—	—	—	—	—

Total	$2,030,153	$803,645	$104,686	$94,363	$98,426	$77,643	$851,390

  Debt Covenants-

        We are subject to certain financial covenants in connection with our debt and lease agreements, including the financial covenants described below. Our Committed Credit Facility includes certain financial ratios with the following requirements: (i) a current ratio of at least 1.2 to 1, of which our ratio was approximately 1.3 to 1 as of December 31, 2003; (ii) a fixed charge coverage ratio of at least 1.2 to 1, of which our ratio was approximately 1.5 to 1 as of December 31, 2003 and (iii) leverage ratio of not more than 4.4 to 1, of which our ratio was approximately 0.8 to 1 as of December 31, 2003. A breach of these covenants could cause an acceleration of repayment and termination of the facility by the Lenders. Certain of our lease agreements include financial ratios with the following requirements: (i) a liquidity ratio of at least 1.2 to 1, of which we were approximately 1.3 to 1 as of December 31, 2003 and (ii) a EBITDA coverage ratio of at least 1.5 to 1, of which we were approximately 2.4 to 1 as of December 31, 2003. A breach of these covenants would give rise to certain lessor remedies under our various lease agreements, the most severe of which include the following: (a) termination of the applicable lease, (b) termination of certain of the tenant's lease rights, such as renewal rights and rights of first offer or negotiation relating to the purchase of the premises, and/or (c) a liquidated damages claim equal to the extent to which the accelerated rents under the applicable lease for the remainder of the lease term exceed the fair market rent over the same periods. As of December 31, 2003, we were in compliance with our debt and lease agreement covenants.

Cash Flow

  Operating Activities-

        Net cash provided by operating activities totaled $96.6 million, $65.1 million, and $95.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Cash flows from operating activities include net income adjusted for non-cash items and changes in working capital, including changes in floor plan notes payable related to vehicle inventory purchases.

        During 2003, differences in the timing of inventory purchases and the payment of related floor plan notes payable resulted in additional cash flow from operations of $34.1 million. These timing differences are temporary, and we expect that future changes in inventory will correlate directly with changes in the related floor plan notes payable.

        During 2001 and in 2002 prior to our March 2002 IPO, with the exception of our "C" corporations, we were structured as a limited liability company and accordingly all income tax liability for our non-"C" corporation entities was passed through to our members. Accordingly, we did not pay or accrue for income taxes associated with our non-"C" corporations entities.

  Investing Activities-

        Net cash used in investing activities totaled $124.8 million, $68.5 million and $97.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Cash flows from investing activities relate primarily to capital expenditures, acquisition and divestiture activity, dispositions of fixed assets and purchase and sales of investments.

        Capital expenditures were $54.6 million, $54.6 million and $48.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. Our capital investments consisted of required improvements of our existing dealerships, upgrades of existing facilities and construction of new facilities. Future capital expenditures will be primarily related to operational improvements to maintain our current operations or to provide us with acceptable rates of return on investment and manufacturer-required spending to upgrade existing dealership facilities. We expect that capital expenditures will total between $50.0 million and $60.0 million during 2004.

        Cash used for acquisitions, net of cash and cash equivalents acquired, was $79.9 million, $20.5 million and $50.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        Proceeds from the sale of assets totaled $3.6 million, $0.7 million and $2.1 million for the years ended December 31, 2003, 2002 and 2001, respectively. The proceeds form the sale of assets in 2003 related primarily to the sale of a dealership facility and related real estate, which we had previously leased to an unaffiliated third party. We continuously evaluate our investments in property and equipment and from time to time sell assets that are not critical to our operations.

  Financing Activities-

        Cash flows from financing activities include proceeds from the issuance of senior subordinated notes, borrowings and repayments under our Committed Credit Facility and mortgages, proceeds from the issuance of shares of our common stock, treasury stock purchases, proceeds from sale/leaseback transactions and contributions from and distributions to members.

        During 2003, we received net proceeds of $193.3 million from the issuance of our 8% Senior Subordinated Notes due 2014, of which a substantial portion was used to repay the outstanding indebtedness under our Committed Credit Facility, with the remaining funds being reserved for future acquisitions and general corporate purposes. During 2002, we received net proceeds of $241.2 million from the issuance of our 9% Senior Subordinated Notes due 2012, which were used repay the outstanding indebtedness under our Committed Credit Facility.

        During 2003, our proceeds from borrowings included $98.1 million under our Committed Credit Facility for acquisitions and working capital, mortgages on dealership facilities and related real estate of $12.4 million and loans associated with construction projects of $5.1 million.

        During 2003, we repaid all amounts outstanding under our Committed Credit Facility with the proceeds from the issuance of our 8% Senior Subordinated Notes due 2014 and the proceeds from certain of our sale/leaseback transactions.

        During 2002, we received net proceeds of $65.4 million from the sale of shares of our common stock in our IPO, which were used repay the outstanding indebtedness under our Committed Credit Facility. During 2001, we paid $2.4 million for legal and accounting fees in connection with our IPO.

        During 2003 and 2002, we paid $9.7 million and $5.4 million, respectively, to repurchase shares of our common stock. Included in the amount paid during 2003 was $1.3 million related to shares of our common stock purchased and accrued for in 2002. To date we have repurchased 1,590,013 shares of our common stock.

        During 2003, we received proceeds of $9.5 million from the sale of assets under sales/leaseback transactions and advances from lessors in connection with future sale/leaseback transactions. These sale/leaseback transactions related primarily to facility construction and improvement projects at four our dealership locations.

        We distributed $3.0 million, $11.6 million and $22.6 million to our members during 2003, 2002 and 2001, respectively, to cover their income tax liabilities. The 2003 distribution represented our final limited liability company distribution to our members.

Sale/Leaseback Transactions

        During the year ended December 31, 2003, we sold, in connection with six sale/leaseback agreements, certain land and building assets. We received proceeds of $4.5 million from the purchasers of these assets. In addition, the purchasers paid $18.6 million directly to the Lenders of our Committed Credit Facility. In connection with the sale of certain of these assets, we recognized a loss of $0.2 million, which is included in gain (loss) on the sale of assets on the accompanying statement of income. In connection with the sale of certain other of these assets, we recognized a gain of $0.3 million, which is included in other assets on the accompanying consolidated balance sheet and is being amortized as an offset to rent expense over the lease term. Under the terms of these agreements, we have committed to leaseback the properties from the purchaser for periods ranging from 15 to 22 years.

        In addition, we have entered into agreements with an unaffiliated third party, under which the third party advances funds to us equal to the fair value of the land and the cost of construction for the facilities. Upon completion of the construction, we will execute the sale/leaseback agreements and transfer the ownership of the land and buildings to the third party, and enter into a long-term operating lease with the third party. During the year ended December 31, 2003, we received advances of $13.5 million from the third party associated with the future sale/leaseback transactions, of which $8.5 million was paid directly to our lenders.

        During the first quarter of 2004, we entered into an agreement with an unaffiliated third party in connection with future sale/leaseback transactions, under which we intend to sell certain land and buildings with a net book value of approximately $101.0 million to the third party for a sales price in excess of book value and enter into long-term operating leases for the related facilities. We intend to use approximately $65.0 million of the proceeds from these transactions to repay the related mortgage indebtedness.

Acquisitions and Divestitures

        During the year ended December 31, 2003, we acquired seven automotive dealerships (thirteen franchises) for approximately $79.9 million in cash, which were funded under our Committed Credit Facility. The resulting preliminary estimate of goodwill and manufacturer franchise rights from these transactions was approximately $42.2 million and $30.0 million, respectively.

        During the year ended December 31, 2003, we completed the sale of five "full service" automotive dealerships and one ancillary business. In addition, we closed six "Thomason Select" used-only lots in Oregon and one ancillary business, our four Price 1 pilot program used vehicle stores and one full service dealership. Generally, we divest of relatively small dealerships and ancillary businesses that are not profitable.

Pending Acquisitions and Divestitures

        As of December 31, 2003, we had executed contracts to acquire six automotive dealerships representing combined annual revenues of approximately $330.0 million for $77.0 million in cash. During the first quarter of 2004, we acquired three of these automotive dealerships, for a total of $38.2 million, which was funded from our cash on hand. One of the dealerships acquired is located in Sacramento, California, which represents our 22nd market. Our preliminary purchase price allocation related to these dealerships resulted in $33.6 million to be allocated to goodwill and manufacturer franchise rights. We estimate that the annual revenues of the acquired dealerships total $170.0 million, based on historical performance.

        As of December 31, 2003, we were actively pursuing the divestiture of three franchises and one dealership facility.

Stock Repurchase Restrictions

        Pursuant to the indentures governing our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014, we are restricted in our ability to repurchase shares of our common stock. As of December 31, 2003, our ability to repurchase shares was limited to an aggregate purchase price of $17.0 million due to these restrictions.

Off Balance Sheet Transactions

        We had no off balance sheet transactions during the years presented other than those already disclosed in Notes 17 and 18 of our consolidated financial statements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

        Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from those estimates. On an ongoing basis, management evaluates its estimates and assumptions and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting policies described below are those that most frequently require management to make estimates and judgments, and therefore are critical to understanding our results of operations. Senior management has discussed the development and selection of these accounting estimates and the related disclosures with the Audit Committee of our Board of Directors.

  Inventories-

        Our inventories are stated at the lower of cost or market. We use the specific identification method to value our vehicle inventories and the "first-in, first-out" method ("FIFO") to account for our parts inventories. We maintain a reserve for specific inventory units where cost basis exceeds fair value. These reserves were $4.6 million and $3.9 million as of December 31, 2003 and 2002, respectively. In assessing lower of cost or market for new vehicles, we primarily consider the aging of vehicles along with the timing of annual and model changeovers. The assessment of lower of cost or market for used vehicles considers recent data and trends such as loss histories, current aging of the inventory and current market conditions.

  Notes Receivable-Finance Contracts-

        As of December 31, 2003 and 2002, we had outstanding notes receivable from finance contracts of $33.1 million and $30.3 million, respectively (net of an allowance for credit losses of $4.7 million and $4.6 million, respectively). These notes have initial terms ranging from 12 to 60 months, and are collateralized by the related vehicles. The assessment of our allowance for credit losses considers historical loss ratios and the performance of the current portfolio with respect to past due accounts. We continually analyze our current portfolio against our historical performance. In addition, we attribute minimal value to the underlying collateral in our assessment of the reserve.

  Chargeback Reserve-

        We receive commissions from the sale of various insurance and vehicle service contracts to customers and through the arrangement of financing vehicles for customers. We may be charged back ("chargeback") for such commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established at that time. The reserve considers our historical chargeback experience, including timing, as well as national industry trends. This data is evaluated on a product-by-product basis. These reserves were $11.8 million and $11.4 million as of December 31, 2003 and 2002, respectively.

  Goodwill and Other Intangible Assets-

        Our intangible assets relate primarily to goodwill and manufacturer franchise rights associated with acquisitions of dealerships, which we account for under the purchase method of accounting as required by SFAS No. 141, "Business Combinations." The operations of the acquired dealerships are included in the accompanying Consolidated Statements of Income commencing on the date of acquisition. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we do not amortize goodwill and other intangible assets, which are deemed to have indefinite lives, but test these assets for impairment at least annually, or more frequently if any event occurs or circumstances change that indicate possible impairment. We have determined that manufacturer franchise rights have an indefinite life as there are no legal, contractual, economic or other factors that limit their useful lives and they are expected to generate cash flows indefinitely due to the historically long lives of the manufacturers' brand names. Goodwill and franchise rights are allocated to each reporting unit at the platform and dealership level, respectively. The fair market value of our manufacturer franchise rights is determined at the acquisition date through discounting the projected cash flows attributable to each franchise. Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets.

        Upon adoption of SFAS No. 142 on January 1, 2002, we determined that each of our platforms qualified as a reporting unit as we operated in one segment, and our platforms are one level below our corporate level, discrete financial information existed for each platform and the management of each platform directly reviewed the platform's performance. We are continuously adapting our operating structure and searching for ways to standardize policies, share best practices and centralize administrative functions. In the future, if we determine that our platforms no longer meet the requirements of a reporting unit, we will reevaluate the reporting units with respect to the changes in our reporting structure.

        We review platform goodwill and manufacturer franchise rights for impairment during the fourth quarter of each year. The first step of the impairment test identifies potential impairments by comparing the estimated fair value of each reporting unit with its corresponding net book value, including goodwill. If the net book value of a reporting unit exceeds its fair value, the second step of the impairment test determines the potential impairment loss by comparing the estimated fair value of goodwill with its carrying amount. If the estimated fair value of goodwill is less than the carrying amount, the carrying value of goodwill is adjusted to reflect its estimated fair value. As a result, a severe and sustained reduction in one of our platform's operations could lead to an impairment charge. We performed our annual impairment test as of October 1, 2003, and recorded a goodwill impairment pre-tax charge associated with our Oregon platform of $37.9 million in accordance with SFAS No.142.

        All other intangible assets are deemed to have definite lives and are amortized on a straight-line basis over the life of the asset ranging from 3-15 years and are tested for impairment when circumstances indicate that the carrying value of the asset might be impaired.

RELATED PARTY TRANSACTIONS

        Certain of our directors, shareholders and their affiliates, and platform management, have engaged in transactions with us. These transactions primarily relate to long-term operating leases of facilities. This practice is fairly common in the automotive retail industry. Rent expense attributable to related parties was $13.4 million, $13.8 million and $12.2 million, respectively, for the years ended December 31, 2003, 2002 and 2001, respectively, and future minimum payments under related party long-term non-cancelable operating leases as of December 31, 2003, were $90.7 million. We believe that these transactions and our other related party transactions, as described below, involved terms comparable to terms that would be obtained from unaffiliated third parties.

        For the years ended December 31, 2003, 2002 and 2001, $0.6 million, $1.0 million and $1.5 million, respectively, was paid to an advertising entity in which one of our directors had a minority interest.

        During 2003 and 2002, we paid $0.1 million and $0.3 million, respectively, in legal fees to a law firm in which one of our directors was Of Counsel.

        In 2003, we sold land to one of our directors for $0.8 million and entered into a long-term operating lease with the director for the property. The land is contiguous to other property owned by this director, for which we currently have long-term operating leases. We purchased the land for $0.8 million in January 2003.

        In 2003, we acquired one dealership facility consisting on five franchises from an executive of one of our platforms for $8.0 million.

        In 2002, we acquired land from one of our directors for $3.7 million for the purpose of expanding the operations of one of our dealerships facilities and for the construction of a new body shop facility.

        We have an option to acquire certain properties from one of our shareholders, which we currently lease. The purchase option, initially based on the aggregate appraised value, adjusts each year for movements in the Consumer Price Index. The purchase option of $52.2 million as of December 31, 2003, can only be exercised in total.

NEW ACCOUNTING PRONOUNCEMENTS

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIEs"), an interpretation of APB No. 50," ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46, as amended in December 2003, is effective in the first quarter of 2004. The adoption of FIN 46 will not impact our results of operations, financial position or financial statement disclosures as we have no VIEs.

        In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 on July 1, 2003, had no impact on our results of operations, financial position or financial statement disclosures.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The adoption of this standard on July 1, 2003, as required, had no impact on our results of operations, financial position or financial statement disclosures.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

  Tax Affected Pro Forma Net Income-

        For analysis purposes, in Management's Discussion and Analysis we discuss pro forma net income from continuing operations and related earnings per share for the twelve months ended December 31, 2002. The consolidated statement of income reconciles GAAP net income to tax affected pro forma net income by assuming that we were taxed as a "C" corporation for all 12 months of 2002 and excluding the one-time charge for our conversion from a limited liability company to a corporation. The following table assumes that all discontinued entities were sold prior to 2002 and all shares issued in our IPO were outstanding on January 1, 2002 (in thousands, except for per share data):

For the Year Ended December 31, 2002
Tax affected pro forma net income	$44,339
Discontinued operations	6,325

Pro forma net income from continuing operations	$50,664

Pro forma earnings per share:
Basic	$1.49

Diluted	$1.49

Pro forma common shares and share equivalents:
Weighted average shares outstanding-
Basic	33,065
Adjustment for 4,500 shares offered March 14, 2002 as if offered on January 1, 2002	887

Pro forma basic shares	33,952
Dilutive effect of common share equivalents (stock options)	8

Pro forma diluted shares	33,960

  Platform Finance and Insurance Gross Profit PVR-

        We evaluate our finance and insurance gross profit performance on a PVR basis by dividing our total finance and insurance gross profit by the number of retail vehicles sold. During 2003, we renegotiated a contract with one of our third party finance and insurance product providers, which resulted in the recognition of income that was not attributable to retail vehicles sold during the year. We believe that platform finance and insurance, which excludes the additional revenue derived from contracts negotiated by our corporate office, provides a more accurate measure of our finance and insurance operating performance. The following table reconciles finance and insurance gross profit to platform finance and insurance gross profit, and provides the necessary components to calculate platform finance and insurance gross profit PVR (in thousands, except for unit and per vehicle data):

For the Year Ended December 31, 2003
Finance and insurance gross profit, net (as reported)	$131,465
Less: Corporate finance and insurance gross profit	(2,693)

Platform finance and insurance gross profit	$128,772

Platform finance and insurance gross profit PVR	$816

Retail units sold:
New retail units	98,601
Used retail units	59,211

Total	157,812

 BUSINESS

Overview

        We are one of the largest automotive retailers in the United States, operating 140 franchises at 97 dealership locations as of December 31, 2003. We offer our customers an extensive range of automotive products and services including new and used vehicles and related financing, vehicle maintenance and repair services, replacement parts and warranty, insurance and extended service contracts. Our revenues for the year ended December 31, 2003 were $4.8 billion.

        Our retail network is organized into nine regional dealership groups, or "platforms", which are groups of dealerships operating under a distinct local brand name in 20 markets. In April 2003, we acquired Mercedes-Benz of Fresno, with the intention of building a additional platform in Northern California through additional "tuck-in" acquisitions. Including Fresno, we operate dealerships in 21 markets. Our franchises include a diverse portfolio of 35 American, European and Asian brands. For the year ended December 31, 2003, 67% of our new vehicle retail revenue was from either luxury or mid-line import brands. Our platforms are located in markets or clusters of markets that we believe represent attractive opportunities, generally due to the relatively low concentration of dealerships and high rates of population and income growth.

        The following is a detailed breakdown of our platforms as of December 31, 2003:

Platform-Regional Brand	Date of Initial Acquisition	Platform Markets	Franchises
Atlanta Nalley Automotive Group	September 1996	Atlanta	Acura, Audi, BMW, Chevrolet, Chrysler, Hino, Honda, Infiniti, Isuzu Truck, Jaguar, Jeep, Lexus(a), Navistar, Peterbilt, Volvo
St. Louis Plaza Motor Company	December 1997	St. Louis	Audi, BMW, Cadillac, Infiniti, Land Rover, Lexus, Mercedes-Benz, Porsche
Texas David McDavid Automotive Group	April 1998	Dallas/Fort Worth	Acura, Buick, GMC, Honda, Lincoln, Mercury, Pontiac
		Houston	Honda, Kia, Nissan
		Austin	Acura
Tampa Courtesy Dealership Group	September 1998	Tampa	Chrysler, GMC, Hyundai, Infiniti, Isuzu, Jeep, Kia, Lincoln, Mazda(a), Mercedes-Benz, Mercury, Mitsubishi(b), Nissan, Pontiac, Toyota
Jacksonville Coggin Automotive Company	October 1998	Jacksonville	Chevrolet, GMC(a), Honda(a), Kia, Nissan(a), Pontiac(a), Toyota
		Orlando	Buick, Chevrolet, Ford, GMC, Honda(a), Lincoln, Mercury, Pontiac
		Fort Pierce	BMW, Honda, Mercedes-Benz
Oregon Thomason Auto Group	December 1998	Portland	Ford(a), GMC, Honda, Hyundai(a), Nissan, Pontiac, Toyota

North Carolina Crown Automotive Company	December 1998	Greensboro	Acura, Audi, BMW, Cadillac, Chevrolet, Chrysler, Dodge, GMC, Honda, Mitsubishi, Nissan, Pontiac, Volvo
		Chapel Hill	Honda, Volvo
		Fayetteville	Dodge, Ford
		Charlotte	Honda
		Richmond, VA	Acura, BMW(a), Mini
		Charlottesville, VA	BMW, Porsche
		Greenville, SC	Chrysler, Jeep, Nissan
Arkansas North Point (previously known as McLarty Companies)	February 1999	Little Rock	BMW, Ford, Lincoln(a), Mazda, Mercury(a), Nissan, Toyota, Volkswagen, Volvo
		Texarkana, TX	Chrysler, Dodge, Ford
Mississippi Gray-Daniels	April 2000	Jackson	Buick, Cadillac, Chevrolet, Chrysler, Ford, GMC Truck, Hyundai(b), Jeep, Lincoln, Mazda(b), Mercury, Nissan(a), Pontiac, Toyota

(a)
This platform market has two of these franchises.

(b)
Pending divestiture as of December 31, 2003.

        Each platform originally operated as an independent business before being acquired and integrated into our operations, and each continues to enjoy high local brand name recognition and regional concentration.

        We compete in a large and highly fragmented industry comprised of approximately 21,700 franchised dealerships. The U.S. automotive retailing industry is estimated to have annual sales of approximately $1 trillion, with the 100 largest dealer groups generating less than 10% of total revenues and controlling less than 10% of all franchised dealerships. We believe that further consolidation is likely due to increased capital requirements of dealerships, the number of dealership owners approaching retirement age, the limited number of viable exit strategies for dealership owners and the desire of certain manufacturers to strengthen their brand identity through consolidation of their franchise dealerships. We also believe that an opportunity exists for dealership groups with significant equity capital and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships and we intend to continue to seek acquisitions, consistent with our business strategy.

        In addition to new and used vehicles, dealerships offer a wide range of other products and services, including repair and warranty work, replacement parts, extended warranty coverage and financing and insurance products. For the year ended December 31, 2003, our average dealership's revenue consisted of approximately 61% new vehicle sales, 25% used vehicle sales, 11% parts and services and 3% finance and insurance.

Company History

        Our predecessor company was formed in 1994 by then-current management and Ripplewood Investments L.L.C. In 1997, an investment fund affiliated with Freeman Spogli & Co. Inc. acquired a significant interest in us. These groups identified an opportunity to aggregate a number of the nation's top retail automotive dealers into one cohesive organization. We acquired eight of our platforms between 1996 and 1999, and combined them on April 30, 2000. Since the consolidation of the eight platforms as of April 30, 2000, a ninth platform, the Mississippi platform, was formed on July 2, 2001. In April 2003, we acquired a dealership in Northern California, with the intention of ultimately building a platform.

        Asbury Automotive Group, Inc. was incorporated on February 15, 2002. Immediately prior to the closing of the initial public offering ("IPO"), the members of Asbury Automotive Group, L.L.C. transferred their membership interests to us in exchange for shares of our common stock. On March 13, 2002, we effected an initial public offering of our common stock and on March 14, 2002, our common stock was listed on the New York Stock Exchange under the ticker symbol "ABG". The IPO closed on March 19, 2002.

Our Strengths

        We believe our competitive strengths are as follows:

  Diversified Revenue and Profit Streams

        Our operations provide a diversified revenue base that we believe mitigates the impact of fluctuating new car sales volumes. Used car sales and parts, service and collision repair sales, generate higher profit margins than new car sales and tend to fluctuate less with economic cycles. Our finance and insurance business, substantially all of which is commission based, has no associated costs of goods sold and represented 3% of our revenues and 18% of our gross profit during the year ended December 31, 2003.

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  New Vehicles.    Our franchises include a diverse portfolio of 35 American, European and Asian brands. We believe that our diverse brand, product and price mix enables us to reduce our exposure to specific product supply shortages and changing customer preferences. New vehicle sales were approximately 61% of our total revenues and 29% of total our gross profit for the year ended December 31, 2003.

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  Used Vehicles.    We sell used vehicles at virtually all our franchised dealerships. Retail sales of used vehicles, which generally have higher gross margins than new vehicles, making up approximately 25% of our total revenues and 14% of our total gross profit during the year ended December 31, 2003. We obtain used vehicles through customer trade-ins, auctions restricted to new vehicle dealers (offering off-lease, rental and fleet vehicles) and "open" auctions which offer repossessed vehicles and vehicles sold by other dealers. We sell the majority of our used vehicles to retail customers. We dispose of used vehicles that are not purchased by retail customers through sales to other dealers and at auctions.

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  Parts, Service and Collision Repair.    We sell parts and provide maintenance and repair service at all our franchised dealerships. In addition, we have 23 free-standing collision repair centers in close proximity to dealerships in substantially all our platforms. Our dealerships and collision repair centers collectively operate approximately 2,230 service bays. Revenues from parts, service and collision repair centers were approximately 11% of our total revenues and 39% of our total gross profit for the year ended December 31, 2003. We believe that parts and service and collision repair revenues are more stable than vehicle sales. Industry-wide, parts and service revenues have consistently increased over the last 20 years. We believe that this is due to the increased cost of maintaining vehicles, the added technical complexity of vehicles and the increased number of vehicles on the road.

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  Finance and Insurance.    We arranged third-party customer financing on approximately 70% of the vehicles we sold for the year ended December 31, 2003. These transactions result in commissions being paid to us by the indirect lenders, including manufacturer-captive finance companies. In addition to finance commissions, these transactions create other highly profitable sales commission opportunities, including selling extended service contracts and various insurance- related products to the consumer. Our size and sales volume motivate vendors to provide these products to us at substantially reduced fees compared to industry norms which results in competitive advantages as well as acquisition synergies. Profits from finance and insurance generated approximately 3% of our total revenues and 18% of our total gross profit for the year ended December 31, 2003. We earn sales-based commissions on substantially all of these products while taking virtually no risk related to loan payments, insurance payments or investment performance, which are fully borne by third-parties. These commissions are subject to cancellation, in certain circumstances, if the customer cancels the contract.

  Highly Variable Cost Structure

        Our variable cost structure helps us manage expenses in a variety of economic environments, as the majority of our operating expenses consist of incentive-based compensation, vehicle carrying costs, advertising and other variable and controllable costs. For example, on average, approximately 70% of general manager compensation and virtually all salesperson compensation is variable, tied to profits and profit margins.

  Advantageous Brand Mix

        We classify our primary franchise sales lines into luxury, mid-line import, mid-line domestic and value. Our current brand mix includes a high proportion of luxury and mid-line import franchises to total franchises. Our franchise mix contains a higher proportion of what we believe to be the most desirable luxury and mid-line import brands than most other public automotive retailers. Luxury and mid-line imports together accounted for 67% of our new retail vehicle revenues for the year ended December 31, 2003 and comprise over half of our total franchises. Luxury and mid-line imports generate above average gross margins on sales, have greater customer loyalty and repeat purchases and utilize parts and service and maintenance services at the point of sale more frequently than mid-line domestic and value automobiles. Luxury and mid-line imports have also gained market share at the expense of mid-line domestics over time. We also believe that luxury vehicle sales are less susceptible to economic cycles than other types of vehicles.

        The following table reflects current franchises and the share of new retail vehicle revenue represented by each class of franchises:

Class/Franchise	Number of Franchises as of December 31, 2003	% of New Retail Vehicle Revenue for the Year Ended December 31, 2003
Luxury
BMW	8
Lincoln	6
Acura	5
Mercedes-Benz	4
Volvo	4
Audi	3
Cadillac	3
Infiniti	3
Lexus	3
Porsche	2
Jaguar	1
Land Rover	1

Total Luxury	43	31%
Mid-Line Import
Honda	12
Nissan	10
Toyota	5
Mazda (a)	4
Mitsubishi (a)	2
MINI	1
Volkswagen	1

Total Mid-Line Import	35	36%
Mid-Line Domestic
GMC	8
Pontiac	8
Ford	7
Chrysler	6
Mercury	6
Chevrolet	5
Jeep	4
Buick	3
Dodge	3

Total Mid-Line Domestic	50	26%
Value
Hyundai (a)	4
Kia	3
Isuzu	1

Total Value	8	2%

Heavy Trucks
Hino	1
Isuzu	1
Navistar	1
Peterbilt	1

Total Heavy Trucks	4	5%

TOTAL	140	100%

(a)
Includes one pending divestiture as of December 31, 2003.

  Regional Platforms With Strong Local Brands

        Each of our platforms was comprised of between 8 and 27 franchise locations at December 31, 2003, and for the year ended December 31, 2003, sold an average of approximately 17,600 retail vehicles and generated an average of approximately $531 million in revenues. Each of our platforms maintains a strong local brand that has been enhanced through local advertising over many years. We believe that our cultivation of strong local brands can be beneficial because consumers may prefer to interact with a locally recognized brand; placing our franchises in one region under a single brand allows us to generate significant advertising savings; and our platforms can retain customers even as they purchase and service different automobile brands. Furthermore, we believe that the majority of our dealerships are located in geographic areas with above average population growth and relatively low dealer concentration and favorable franchise laws.

  Experienced and incentivized management

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  Retail and Automotive Management Experience.    We have a management team with extensive experience and expertise in the retail and automotive sectors. Kenneth B. Gilman, our president and chief executive officer, served for 25 years at Limited Brands (formerly The Limited, Inc.) where his last assignment was as chief executive officer of Lane Bryant, a retailer of women's clothing and a subsidiary of Limited Brands. From 1993 to 2001, Mr. Gilman served as vice chairman and chief administrative officer of Limited Brands with responsibility for, among other things, finance, information technology, supply chain management and production. Robert D. Frank, our senior vice president of automotive operations, has spent most of his 35-year career working in all aspects of automotive operations, including serving as chief operating officer from 1993 to 1997 of the Larry H. Miller Group, an operator of more than 20 auto dealerships, and as vice president of Chrysler's Asian operations. In addition, the former platform owners of four of our nine platforms, each with greater than 25 years of experience in the automotive retailing industry, continue to manage their respective platforms.

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  Incentivization at Every Level.    We tie compensation to performance by relying upon an incentive-based pay system at both the platform and dealership levels. At the platform level all our senior management are compensated on an incentive-based pay system and the majority have a stake in our performance based upon their ownership of approximately 12.3% of our total equity as of December 31, 2003. We also create incentives at the dealership level. We compensate our general managers based on dealership profitability, and the compensation of department managers and salespeople is similarly based upon departmental profitability and individual performance, respectively.

Our Strategy

  Focus on Higher Margin Products and Services

        While new vehicle sales are critical to drawing customers to our dealerships, used vehicle retail sales, parts, service and collision repair and finance and insurance provide significantly higher profit margins and account for the majority of our profitability. In addition, we have discipline-specific executives at both the corporate and platform levels who focus on both increasing the penetration of current services and expanding the breadth of our offerings to customers. While each of our platforms operates independently in a manner consistent with its specific market's characteristics, each pursues an integrated strategy to grow these higher margin businesses to enhance profitability and stimulate internal growth.

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  Parts, Service and Collision Repair.    Each of our platforms offers parts, performs vehicle service work and operates collision repair centers, all of which provide important sources of recurring revenue with high gross profit margins. We intend to continue to grow this higher-margin business by adding new service bays, increasing capacity utilization of existing service bays and ensuring high levels of customer satisfaction within our parts, service and collision repair operations. In addition, given the increased sophistication of vehicles, our repair operations provide detailed expertise and state-of-the-art diagnostic equipment that we believe independent repair shops cannot adequately provide. Finally, warranty work cannot be completed by independent dealers, as this work must be done at a certified dealership.

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  Finance and Insurance.    We intend to continue to bolster our finance and insurance revenues by offering a broad range of conventional finance and lease alternatives to fund the purchase of new and used vehicles. In addition to offering these third-party financing products, we intend to expand our already broad offering of third-party products such as credit insurance, extended service contracts, maintenance programs and a host of other niche products to meet all of our customer needs on a "one stop" shopping basis. Moreover, continued

  in-depth sales training efforts and innovative computer technologies will serve as important tools in growing our finance and insurance profitability. We have increased platform finance and insurance per vehicle retailed ("PVR") from $673 for the year ended December 31, 2001, to $816 for the year ended December 31, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Information." We have successfully increased our platform finance and insurance PVR each year since our inception.

  Local Management of Dealership Operations and Centralized Administrative and Strategic Functions

        We believe that local management of dealership operations on a platform basis enables our retail network to provide market-specific responses to sales, customer service and inventory requirements. In addition, the use of a single trade name at each of our platforms provides a strong presence for marketing and advertising of the platform's products and services in each local market. Our administrative headquarters is located in Stamford, Connecticut. We expect to relocate to New York, New York in April 2004. The administrative office is responsible for the capital structure of the business and the expansion and operating strategy. The implementation of our operational strategy rests with each platform management team based on the policies and procedures set forth by the corporate office. Each of our platforms has a management structure that is intended to promote and reward entrepreneurial spirit and the achievement of team goals and are complemented by centralized technology and financial controls, as well as sharing best practices and market intelligence throughout the organization.

  Platform Management

        Each of our dealerships is managed by a general manager who has authority over day-to-day operations. Our platform management teams' thorough understanding of their local markets enables them to effectively run day-to-day operations, market to customers, recruit new employees and gauge acquisition opportunities in their local markets. The general manager of each dealership is supported by a management team consisting, in most cases, of a new vehicle sales manager, a used vehicle sales manager, a finance and insurance manager and parts and service managers. Each dealership is managed by a trained and experienced general manager who has primary responsibility for decisions relating to inventory purchasing, advertising, sales pricing and personnel.

        We employ professional management practices in all aspects of our operations, including information technology and employee training. In addition, the corporate headquarters coordinates a platform peer review process in which the platform managers address best practices, operational challenges and successes, and formulate goals for other platforms. On a rotating basis, each platform's operations are examined in detail by management from other platforms. Through this process, we identify areas for improvement and disseminate best practices company-wide. Our dealership operations are complemented by centralized technology and strategic and financial controls, as well as sharing of best practices and market intelligence throughout the organization. Corporate and platform management utilize computer-based management information systems to monitor each dealership's sales, profitability and inventory on a regular, detailed basis. We believe the application of professional management practices provides us with a competitive advantage over many independent dealerships.

  Continued Growth Through Targeted Acquisitions

        We intend to continue to grow through acquisitions. We will pursue tuck-in acquisitions to complement the related platform by increasing brand diversity, market coverage and products and services offered. We will seek to establish platforms in new markets through the purchase of multiple individual franchises or through the acquisition of large, profitable and well-managed dealership groups with leading market positions.

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  Tuck-In Acquisitions.    One of our goals is to become the market leader in every region in which we operate a platform. We plan to acquire additional dealerships in each of the markets in which we operate to increase our brand mix, products and services offered in that market. Tuck-in acquisitions are typically re-branded immediately and operate thereafter under the respective platform's strong local brand name. From January 1, 2001 through December 31, 2003, we have made 17 tuck-in acquisitions (representing 33 franchises) to add additional strength and brand diversity to our platforms. We believe that these acquisitions in the past and in the future will facilitate our regional operating efficiencies and cost savings. In addition, we have generally been able to improve the gross profit of tuck-in dealerships following an acquisition. We believe this is due to improvements in finance and insurance PVR, greater capacity utilization of service bays, improved management practices and enhanced unit sales volumes related to the strength of our local brand names.

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  Platform Acquisitions.    We will seek to establish platforms in new geographic markets through multiple purchases of individual franchises over time, or through acquisitions of large, profitable and well-managed dealership groups with leading market positions. We target metropolitan and high-growth suburban markets in which we are not currently present and platforms with superior operational and financial management personnel. We believe that the retention of existing high quality management who understand the local market enables acquired platforms to continue to operate efficiently, while allowing us to source future acquisitions more effectively and expand our operations without having to employ and train untested new personnel. We also believe retention of the local, established brand name is important to attracting a broad and loyal customer base. We believe we are well-positioned to pursue larger, established acquisition candidates as a result of our platform management retention strategies, the reputation of our existing platform managers as leaders in the automotive retailing industry, our size, our financial resources and our ability to offer our public equity as an acquisition currency.

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  Focus on Acquisitions Providing Geographic and Brand Diversity.    By focusing on geographic and brand diversity, we seek to manage economic risk and drive growth and profitability. By having a presence in all major brands and by avoiding concentration with one manufacturer, we are well positioned to reduce our exposure to specific product supply shortages and changing customer preferences. At the same time, we will seek to continue to increase the proportion of our dealerships that are in markets with favorable demographic characteristics or that are franchises of fast-growing, high-margin brands. In particular, we will focus on luxury dealerships (such as BMW, Lexus and Mercedes-Benz) and mid-line import dealerships (such as Honda, Toyota and Nissan).

Sales and Marketing

        New Vehicle Sales.    Our new vehicle retail sales include new vehicle sales, new vehicle retail lease transactions and other similar agreements, which are arranged by our individual dealerships. New vehicle leases, which are provided by third parties, generally have short terms, which cause customers to return to a dealership more frequently than in the case of purchased vehicles. In addition, leases provide us with a steady source of late-model, off-lease vehicles for our used vehicle inventory. Generally, leased vehicles remain under factory warranty for the term of the lease, allowing dealerships to provide repair service to the lessee throughout the lease term. Historically, less than 1% of our new vehicle sales revenue is derived from fleet sales.

        We design our dealership service to meet the needs of our customers and establish relationships that will result in both repeat business and additional business through customer referrals. Our dealerships employ varying sales techniques to address changes in consumer preference.

        We incentivize our dealership managers to employ more efficient selling approaches, engage in extensive follow-up to develop long-term relationships with customers and extensively train sales staffs to be able to meet customer needs. We continually evaluate innovative ways to improve the buying experience for our customers and believe that our ability to share best practices across our dealerships gives us an advantage over other dealerships.

        We acquire substantially all our new vehicle inventory from manufacturers. Manufacturers allocate limited inventory among their franchised dealers based primarily on sales volume and input from dealers. We finance our inventory purchases through revolving credit arrangements known in the industry as "floor plan" facilities.

        Used Vehicle Sales.    Used vehicle sales typically yield higher gross profit percentages than new vehicle sales. We intend to grow our used vehicle sales by maintaining high quality inventory across all price ranges, providing competitive prices and extended service contracts and continuing to enhance our marketing initiatives. Based on sharing of best practices, several of our platforms have a centralized used car function responsible for determining which vehicles to stock at each store.

        Profits from the sales of used vehicles are dependent primarily on the ability of our dealerships to obtain a high quality supply of used vehicles and effectively manage inventory. New vehicle operations provide our used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which we believe are a good source of attractive used vehicle inventory. We supplement our used inventory with vehicles purchased primarily at auctions. The reconditioning of used vehicles also creates profitable service work for our fixed operations departments.

        Used vehicles are generally offered at our dealerships for not more than 60 days, after which, if they have not been sold to a retail buyer, they are either sold to an outside dealer or offered at auction. We may transfer used vehicles among dealerships to provide balanced inventories of used vehicles at each of our dealerships. We believe that acquisitions of additional dealerships will expand the internal market for the transfer of used vehicles among our dealerships and, therefore, increase the ability of each dealership to offer a balanced mix of used vehicles.

        We have taken several steps towards building client confidence in our used vehicle inventory, one of which includes participation in the manufacturers' certification processes which are available only to new vehicle franchises. This process makes certain used vehicles eligible for new vehicle benefits such as new vehicle finance rates and extended manufacturer warranties. In addition, each dealership offers extended warranties, which are provided by third parties, on its used car sales.

        Parts, Service and Collision Repair.    Historically, the automotive repair industry has been highly fragmented. However, we believe that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to have the expertise required to perform major or technical repairs. Additionally, manufacturers permit warranty work to be performed only at franchised dealerships. As a result, unlike independent service stations or independent and superstore used car dealerships with service operations, our franchised dealerships are qualified to perform work covered by manufacturer warranties on increasingly technologically complex motor vehicles.

        We use variable rate structures designed to reflect the difficulty and sophistication of different types of repairs to compensate employees working in parts and service. In addition the profit percentages for parts vary according to market conditions and type.

        One of our major goals is to retain each vehicle purchaser as a long-term customer of our parts and service department. We believe that significant opportunity for growth exists in the auxiliary services part of our business. Each dealership has systems in place to track customer maintenance records and notify owners of vehicles purchased at the dealership when their vehicles are due for periodic services. Service and repair activities are an integral part of our overall approach to customer service.

        Finance and Insurance.    We usually arrange for the financing of the lease or purchase of new and used vehicles for purchasers through third party vendors. We arranged non-recourse customer financing on approximately 70% of the vehicles we sold and leased for the year ended December 31, 2003. These transactions generate commission revenue from indirect lenders, including the manufacturer captive finance companies. In addition to finance commissions, each of these transactions creates other opportunities for more profitable sales, such as extended service contracts and various insurance-related products for the consumer. Our size and volume capabilities motivate vendors to provide these products at substantially reduced fees compared to the industry average which result in competitive advantages as well as acquisition synergies. Furthermore, many of the insurance products we sell result in additional underwriting profits and investment income yields based on portfolio performances.

        To date, we have entered into "preferred lender agreements" with 15 lenders. Under the terms of the preferred lender agreements, each lender has agreed to provide a marketing fee to us for each loan that our dealerships place with that lender above the standard commission.

        Advertising.    Our largest advertising medium is local newspapers, followed by radio, television, direct mail and the yellow pages. The retail automotive industry has traditionally used locally produced, largely non-professional materials, often developed under the direction of each dealership's general manager. Each of our platforms has created common marketing materials for their dealerships using professional advertising agencies. Our sales and marketing department helps oversee and share creative materials and general marketing best practices across platforms. Our total marketing expense was $50.3 million for the year ended December 31, 2003, which translates into an average of $319 per retail vehicle sold.

        Commitment to Customer Service.    We are focused on providing a high level of customer service to meet the needs of an increasingly sophisticated and demanding automotive consumer. We strive to cultivate lasting relationships with our customers, which we believe enhances the opportunity for significant repeat and referral business. Our platforms regard service and repair operations as an integral part of the overall approach to customer service, providing an opportunity to foster ongoing relationships with customers and deepen loyalty.

        Management Information System.    We consolidate financial, accounting and operational data received from our dealers nationwide through an exclusive private communication network.

        The data from the dealers is gathered and processed through their individual dealer management system. Our dealers use software from ADP, Inc., Reynolds & Reynolds, Co. or UCS, Inc. and others as their dealer management system. Our systems approach allows for our platforms to choose the dealer management system that best fits their daily operational needs. We aggregate the information from the dealer systems at our corporate headquarters to create one single view of the business using Hyperion financial systems.

        Our information technology approach allows us to quickly integrate and aggregate the information from a new acquisition. By creating a connection over our private network between the dealer management system and corporate Hyperion financial systems, corporate management can quickly view the financial, accounting and operational data of the newly acquired dealer. Therefore, we can efficiently integrate the acquired dealer into our operational strategy. The Hyperion system allows senior and platform management to easily and quickly review operating and financial data at a variety of levels. For example, from our headquarters, management can review the performance of any specific department (e.g., parts and services) at any particular dealership. This system also allows us to quickly compile and monitor our consolidated financial results.

Competition

        In new vehicle sales, our platforms compete primarily with other franchised dealerships in their regions. We do not have any cost advantage in purchasing new vehicles from the manufacturers. Instead, we rely on advertising and merchandising, sales expertise, service reputation, strong local trade names and location of our dealerships to sell new vehicles. In recent years, automobile dealers have also faced increased competition in the sale or lease of new vehicles from independent leasing companies, on-line purchasing services and warehouse clubs. Our used vehicle operations compete with other franchised dealers, independent used car dealers, automobile rental agencies and private parties for supply and resale of used vehicles. See "Risks Related to Competition-Substantial Competition in Automobile Sales May Adversely Affect our Profitability."

        We compete against other franchised dealers to perform warranty repairs and against other automobile dealers, franchised and independent service centers for non-warranty repair and routine maintenance business. We compete with other automobile dealers, service stores and auto parts retailers in our parts operations. We believe that the principal competitive factors in parts and service sales are the use of factory-approved replacement parts, price, the familiarity with a manufacturer's brands and models and the quality of customer service. A number of regional and national chains offer selected parts and services at prices that may be lower than our prices.

Dealer and Framework Agreements

        Each of our dealerships operates pursuant to a dealer agreement between the applicable manufacturer and the dealership. The typical automotive dealer agreement specifies the locations at which the dealer has the right and obligation to sell the manufacturer's automobiles and related parts and products and to perform certain approved services. The dealer agreement grants the dealer the non-exclusive right to use and display the manufacturer's trademarks, service marks and designs in the form and manner approved by the manufacturer.

        The allocation of new vehicles among dealerships is subject to the discretion of the manufacturer, and generally does not guarantee a dealership exclusivity within a given territory. Most dealer agreements impose requirements on every aspect of the dealer's operations including: the showrooms, the facilities and equipment for servicing vehicles, the maintenance of inventories of vehicles and parts, the maintenance of minimum net working capital, the achievement of certain sales targets, minimum customer service and satisfaction standards and the selection of dealer management and training of personnel. Compliance with these requirements is closely monitored by the manufacturer. In addition, many manufacturers require each dealership to submit monthly and annual financial statements.

        We are subject to additional provisions contained in supplemental agreements, framework agreements or dealer addenda, which we collectively refer to as "framework agreements". Framework agreements impose requirements similar to those discussed above, as well as company-wide performance criteria, limitations on changes in our ownership or management, limitations on the number of a particular manufacturer's franchises we may own, and conditions for consent to proposed acquisitions. Some framework agreements also attempt to limit the protections available under state dealer laws.

        Provisions for Termination or Non-Renewal of Dealer and Framework Agreements.    Certain dealer agreements expire after a specified period of time, ranging from one to five years, and we expect to renew expiring agreements for dealers we wish to continue in the ordinary course of business. Typical dealer agreements provide for termination or non-renewal by the manufacturer under certain circumstances, including insolvency or bankruptcy of the dealership, failure to adequately operate the dealership, failure to maintain any license, permit or authorization required for the conduct of business, or material breach of other provisions of the dealer agreement. Some of our dealer agreements and all of our framework agreements provide that the manufacturer may purchase our dealerships which sell the respective manufacturer's products for fair market value or terminate the agreement upon the occurrence of certain changes of control. Generally a manufacturer may exercise either of these rights if a person or entity acquires an equity interest or voting control of us above a specified level (ranging from 20% to 50% of our outstanding stock depending on the particular manufacturer's restriction) without the approval of the applicable manufacturer. This trigger can fall as low as 5% if the person or entity acquiring the equity interest or voting control is another automobile manufacturer, a convicted felon or a person or entity with a criminal conviction stemming from dealings in the automobile industry. One manufacturer may exercise these rights if any entity or individual obtains control of us and the manufacturer reasonably deems such control to be detrimental in any material respect to the manufacturer's interest. Some manufacturers also restrict changes in the membership of our board of directors. Our agreement with Toyota, in addition to imposing the restrictions previously discussed, provides that Toyota may require us to sell our Toyota franchises (including Lexus) if, without its consent, the majority owners of our equity prior to our initial public offering cease to control a majority of our voting stock or if Timothy C. Collins ceases to control us through his indirect control of Ripplewood Investments L.L.C. We have received Toyota's consent to the sale of up to 11.5 million shares of our common stock by the owners of our equity prior to our initial public offering, provided that the percentage owned or controlled by these shareholders does not decline to less than 25%.

Immediately after this offering, the percentage of common stock held by owners of equity prior to our initial public offering will be 50.0% (45.4% assuming full exercise of the underwriters over- allotment option). See "Risk Factors—Risk Factors Related to Our Dependance on Vehicle Manufacturers—Manuracturers' stock ownership restictions limit our ability to issue additional equity, which may hamper our ability to meet our financing needs or carry out our acquisition strategy."

        Some of our dealer agreements and framework agreements also provide that other circumstances, unrelated to a change of control, will permit a manufacturer to exercise its right to purchase our dealerships. Such circumstances include our dealerships' failure to meet the manufacturer's capitalization or working capital requirements or operating guidelines, our failure to meet certain financial covenant ratios, the occurrence of any extraordinary corporate transaction (at the Asbury parent entity level or dealership operating entity level) without the manufacturer's prior consent, or a material breach of the framework agreement.

        In addition, we have agreements with Toyota which provide that in the event that our payment obligations under our Committed Credit Facility or our 9% Senior Subordinated Notes due 2012 are accelerated or demand for payment is made under our subsidiaries' guarantees of such obligations, Toyota will have the right to purchase our Toyota and Lexus dealerships for their fair market value. We also have an agreement with Ford that provides if any of the lenders under our Committed Credit Facility or Floor Plan Facilities accelerate those payment obligations, or if we are notified of any default under the Committed Credit Facility, then Ford may exercise its right to acquire our Ford, Lincoln and Mercury dealerships for their fair market value.

        If we fail to obtain renewals of one or more of our dealer agreements on favorable terms, if substantial franchises are terminated, or if certain manufacturers' rights under their agreements with us are triggered, our operations.

        Manufacturers' Limitations on Acquisitions.    We are required to maintain certain performance standards and obtain the consent of the applicable manufacturer before we can acquire any additional dealership franchises. A majority of our manufacturers impose limits on the number of dealerships we are permitted to own at the metropolitan, regional and national levels, and we anticipate that other manufacturers may impose similar restrictions on us in the future. These limits vary according to the agreements we have with each of the manufacturers but are generally based on fixed numerical limits or on a fixed percentage of the aggregate sales of the manufacturer. Our current franchise mix has caused us to reach the present franchise ceiling, set by agreement or corporate policy, with Acura, and we are close to our franchise ceiling with Toyota, Lexus and Jaguar. While we have not reached a numerical limit with Ford, we have a dispute over whether our performance should limit additional acquisitions at this time. We have an action plan agreement with Honda pursuant to which we can make acquisitions provided we are meeting performance standards and limits the number of acquisitions per specified time frames. Unless we negotiate favorable terms with or receive the consent of the manufacturers, we may be prevented from making further acquisitions upon reaching the limits or if we fail to maintain performance standards provided for in the framework agreements.

        State Dealer Laws.    We operate in states that have state dealer laws limiting manufacturers' ability to terminate dealer agreements. However, some framework agreements attempt to limit the protection of state dealer laws. We are basing the following discussion of state dealer laws on our understanding of these laws, and we cannot provide any assurance that our understanding of these laws is accurate. State dealer laws generally provide that it is a violation for manufacturers to terminate or refuse to renew dealer agreements unless they provide written notice to the dealers setting forth good cause and stating the grounds for termination or nonrenewal. State dealer laws typically require 60 to 90 days advance notice to dealers prior to termination or nonrenewal of a dealer agreement. Some state dealer laws allow dealers to file protests or petitions within the notice period and allow dealers an opportunity to comply with the manufacturers' criteria. These statutes also provide that manufacturers are prohibited from unreasonably withholding approval for a proposed change in ownership of the dealership. Acceptable grounds for disapproval include material reasons relating to the character, financial ability or business experience of the proposed transferee and may also include current performance of the proposed transferee in operating other dealerships of the same manufacturer. See "Risk Factors-Risks Related to Our Dependence On Vehicle Manufacturers-If state dealer laws are repealed or weakened or superceded by our framework agreements with manufacturers, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their dealer agreements."

Governmental Regulations

        We are subject to extensive federal, state and local regulations governing our marketing, advertising, selling, leasing, financing and servicing of motor vehicles and related products. Our nine platforms also are subject to state laws and regulations generally relating to business corporations.

        Under various state laws, each of our dealerships must obtain a license in order to establish, operate or relocate a dealership or provide certain automotive repair services. These laws also regulate conduct of our businesses, including advertising and sales practices. Other states into which we may expand our operations in the future are likely to have similar requirements.

        The sales of financing products to our customers are subject to federal, state and local laws and regulations regarding truth-in-lending, deceptive and unfair trade practices, leasing, equal credit opportunity, motor vehicle finance, installment sales, insurance and usury. Some states regulate finance fees and other charges that may be charged in connection with vehicle sales. Penalties for violation of any of these laws or regulations may include revocation of necessary licenses, injunctive relief, assessment of criminal and civil fines and penalties, and in certain instances, create a private cause of action for individuals. We believe that we comply substantially with all laws and regulations affecting our business and do not have any material liabilities under such laws and regulations and that compliance with all such laws and regulations will not, individually or in the aggregate, have a material adverse effect on our capital expenditures, earnings or competitive position. See "Risk Factors-Other Risks Related to Our Business-Governmental regulations and environmental regulation compliance costs may adversely affect our profitability."

Environmental Matters

        We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes and the remediation of contamination. As with automobile dealerships generally, and service and parts and collision repair center operations in particular, our business involves the generation, use, handling and disposal of hazardous or toxic substances and wastes. Operations involving the management of wastes are subject to requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for handling, storage, treatment, transportation and disposal of regulated substances and wastes with which we must comply.

        Our business also involves the use of above ground and underground storage tanks. Under applicable laws and regulations, we are responsible for the proper use, maintenance and abandonment of our regulated storage tanks and for remediation of subsurface soils and groundwater impacted by releases from existing or abandoned storage tanks. In addition to these regulated tanks, we own, operate, or have otherwise closed in place other underground and above ground devices or containers (such as automotive lifts and service pits) that may not be classified as regulated tanks, but which could or may have released stored materials into the environment, thereby potentially obligating us to clean up any soils or groundwater resulting from such releases.

        We are also subject to laws and regulations governing remediation of contamination at or from our facilities or to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on those that are considered to have contributed to the release of a "hazardous substance". Responsible parties include the owner or operator of the site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. These responsible parties may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Currently, we are not subject to any material Superfund liabilities.

        Further, the Federal Clean Water Act and comparable state statutes prohibit discharges of pollutants into regulated waters without the necessary permits, require containment of potential discharges of oil or hazardous substances and require preparation of spill contingency plans. We believe that we are in material compliance with those wastewater discharge requirements as well as requirements for the containment of potential discharges and spill contingency planning.

        Environmental laws and regulations are very complex and it has become difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. From time to time we experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, none of our dealerships has been subject to any material environmental liabilities in the past, nor do we know of any fact or condition that would result in any material environmental liabilities being incurred in the future. Nevertheless, environmental laws and regulations and their interpretation and enforcement are changed frequently and we believe that the trend of more expansive and stricter environmental legislation and regulations is likely to continue. Hence, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by us, or that such expenditures would not be material. See "Risk Factors-Other Risks Related to Our Business- Governmental regulations and environmental regulation compliance costs may adversely affect our profitability."

Employees

        As of December 31, 2003, we employed 7,965 persons. We believe our relationship with our employees is favorable. Currently, certain employees of one of our dealerships are represented by a labor union. In the future, we may acquire additional businesses that have unionized employees. Certain of our facilities are located in areas of high union concentration, and such facilities are susceptible to union-organizing activity. In addition, because of our dependence on vehicle manufacturers, we may be affected adversely by labor strikes, work slowdowns and walkouts at vehicle manufacturers' production facilities and transportation modes.

Insurance

        Because of their vehicle inventory and nature of business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. Our insurance program includes multiple umbrella policies with a total per occurrence and aggregate limit of $100.0 million. We also have directors and officers insurance, real property insurance, comprehensive coverage for our vehicle inventory, garage liability and general liability insurance, employee dishonesty insurance and errors and omissions insurance.

MANAGEMENT

Corporate Officers and Directors

        Set forth below are the names of our corporate officers and directors, together with their ages and positions as of March 5, 2004.

Name	Age	Position
Kenneth B. Gilman*	57	President, Chief Executive Officer and Director
J. Gordon Smith*	49	Senior Vice President and Chief Financial Officer
Robert D. Frank*	55	Senior Vice President Automotive Operations
Lynne A. Burgess*	54	Vice President and General Counsel
Philip R. Johnson*	55	Vice President Human Resources
Allen T. Levenson	41	Vice President Sales and Marketing
Thomas G. McCollum	48	Vice President Finance and Insurance
John C. Stamm	47	Vice President Fixed Operations
Michael Durham	53	Chairman of the Board and Director
Timothy C. Collins	47	Director
Ben David McDavid	62	Director
John M. Roth	45	Director
Ian K. Snow	34	Director
Thomas C. Israel	59	Director
Vernon E. Jordan, Jr.	68	Director
Philip F. Maritz	43	Director
Jeffrey I. Wooley	59	Director
Thomas F. "Mack" McLarty	57	Director

*Denotes executive officer

        Set forth below is a brief description of our corporate officers' and directors' business experience.

        KENNETH B. GILMAN has served as our President, Chief Executive Officer and Director since December 2001. He joined us following a 25-year career with The Limited Brands, the multi-brand apparel retailer, where his most recent assignment was as chief executive officer of Lane Bryant. From 1993 to 2001, Mr. Gilman served as vice chairman and chief administrative officer of The Limited, Inc., and from 1987 to 1993 he was executive vice president and chief financial officer. He joined The Limited's executive committee in 1987 and was elected to its board in 1990. He holds a bachelor's degree from Pace University and is a Certified Public Accountant.

        J. GORDON SMITH has served as our senior vice president and chief financial officer since September 29, 2003. He joined us following over 26 years with General Electric Company. The last twelve years he served as chief financial officer for three of GE's largest Commercial Finance businesses: Corporate Financial Services, Commercial Equipment Finance and Capital Markets. Mr. Smith graduated from the University of Massachusetts with a B.B.A. in Accounting and is a graduate of GE's highly regarded Financial Management Program.

        ROBERT D. FRANK has served as our senior vice president of automotive operations since January 2002. From October 2001 to January 2002, Mr. Frank served as our vice president of manufacturer business development. Mr. Frank has spent most of his 35-year career working in all aspects of automotive operations. From 1997 to 2001, he served with DaimlerChrysler in several executive capacities, including as president and chief executive officer for Venezuela operations and as vice president/general manager for Asia Pacific Operations, where he was responsible for all Chrysler's Asian operations. In addition, he served as chief operating officer for the Larry H. Miller Group, an operator of more than 20 auto dealerships from 1993 to 1997. Mr. Frank holds a bachelor's degree in economics from the University of Missouri.

        LYNNE A. BURGESS has served as our vice president and general counsel since September 2002. From July 2001 to September 2002, Ms. Burgess served as general counsel and secretary to the governance committee at Oliver, Wyman & Company, LLC, a strategy-consulting firm to the financial services industry. Prior to joining Oliver, Wyman & Company, Ms. Burgess was senior vice president and general counsel of Entex Information Services, Inc., a national personal computer systems integrator from May 1994 until June 2000. Ms. Burgess received her J.D. from Fordham University School of Law. She also holds a bachelor's degree in history from William Smith College.

        PHILIP R. JOHNSON has been our vice president of human resources since June 2000. Mr. Johnson has held top human resources positions in large national and regional retail companies for the past 22 years. He operated his own human resources consulting practice from 1998 to 2000. From 1994 to 1998 he served as senior vice president of human resources at Entex Information Services, Inc., a national personal computer systems integrator. Mr. Johnson holds a bachelor's degree and master's in business administration from the University of Florida.

        ALLEN T. LEVENSON has served as our vice president of sales and marketing since March 2001. From 1999 to 2001, Mr. Levenson co-founded and served as president and chief executive officer of a business-to-consumer e-commerce company, Gazelle.com. From 1998 to 1999, he served as Vice President of Marketing for United Rentals, a consolidator in the equipment rental industry. He received his undergraduate degree from Tufts University and a master's in business administration from the Wharton School at the University of Pennsylvania.

        THOMAS G. McCOLLUM has been our vice president of finance and insurance since April 2001. Mr. McCollum has over 25 years of experience in finance and insurance. From 1982 to 2001, Mr. McCollum served as executive vice president for Aon's Resource Group (formally Pat Ryan & Associates). Mr. McCollum holds a bachelor's degree in business from Sam Houston University.

        JOHN C. STAMM has served as our vice president of dealer development since January 2002. From June 2000 to January 2002, Mr. Stamm served as our director of fixed operations (parts, service and collision repair). He has over 27 years of automotive retailing experience. From 1999 to 2000, he was a fixed operations consultant for Coughlin Automotive in Newark, Ohio. From 1996 to 1999, he served as the vice president and general manager of McCuen Management Corporation in Westerville, Ohio. From 1980 to 1996, he served in various management positions, including 11 years as general manager, at Automanage Incorporated in Cincinatti, Ohio.

        MICHAEL J. DURHAM has served as a member of our Board of Directors and as a member of our Audit Committee since February 25, 2003, and was elected as Chairman of the Board of Directors on January 16, 2004. He is a self-employed consultant at Cognizant Associates, Inc., a consulting firm he founded in August 2000. From July 1996 until October 1999, Mr. Durham served as president and chief executive officer of Sabre, Inc., a travel distribution company, and as president from March 1995 to July 1996. Prior to joining Sabre, Inc., Mr. Durham spent sixteen years with AMR/American Airlines, serving as senior vice president and treasurer of AMR and senior vice president of finance and chief financial officer of American Airlines. Mr. Durham serves on the board of directors and as chairman of the audit committee of Kinko's Inc. and Scheduling.com, and serves on the board of directors and as a member of the audit committee of AGL Resources, Inc. Mr. Durham is a graduate of the University of Rochester and received a master's in business administration from Cornell University's Johnson Graduate School of Management.

        THOMAS C. ISRAEL has served as a member of our Board of Directors and as a member of our Compensation Committee and as a member of our Audit Committee since April 19, 2002. He is chairman and chief executive officer of A.C. Israel Enterprises, Inc., a family holding company specializing in private investments. He began his career at ACLI International Incorporated, a worldwide commodity import/export company, and became its chief financial officer in 1978, a position he held until it was sold to Donaldson, Lufkin & Jenrette in 1981. Mr. Israel sits on the board of directors of Griffin Land & Nurseries, Inc. Mr. Israel graduated from Yale University in 1966.

        BEN DAVID McDAVID has served as a member of our Board of Directors since February 2000 and served as president and chief executive officer of Asbury Automotive Texas from 1998 through July 30, 2003, at which time he left to pursue other interests. Mr. McDavid was an automobile dealer for 40 years. Prior to selling his dealerships to us in 1998, Mr. McDavid owned and operated 17 franchises. During that time he served on the Dealer Council for Pontiac, GMC Truck and Oldsmobile, as Chairman of the Honda National Dealer Council, and as founding Chairman of the Acura National Dealer Council. He attended the University of Houston and graduated from the General Motors Institute Dealership Management Program in Flint, Michigan.

        PHILIP F. MARITZ has served as a member of our Board of Directors and as a member of our Audit Committee since April 19, 2002, and has served as Chairman of our Audit Committee since May 7, 2002. He is the co-founder of Maritz, Wolf & Co., which manages the Hotel Equity Fund, a private equity investment fund that owns luxury hotels and resorts. In 1990, he founded Maritz Properties, a commercial real estate development and investment firm where he serves as president. He serves on several not-for-profit boards, and he is also a corporate director of Wolff-DiNapoli, a Los Angeles-based investment and development firm. Mr. Maritz received a bachelor's degree from Princeton University and a master's in business administration from the Stanford Graduate School of Business.

        JOHN M. ROTH has been a member of our Board of Directors and the Compensation Committee since 1996. Mr. Roth joined Freeman Spogli & Co. Inc. in 1988, and became a general partner in 1993. Mr. Roth was a member of Kidder, Peabody & Company, Inc.'s mergers and acquisitions group from 1984 to 1988. He is also a member of the board of directors of Advance Auto Parts, Inc., AFC Enterprises, Inc., Galyan's Trading Company, Inc. and a number of privately held corporations. Mr. Roth holds a bachelor's degree and master's in business administration from the Wharton School at the University of Pennsylvania.

        IAN K. SNOW has served as a member of our Board of Directors and the Chairman of our Compensation Committee since 1996. He joined Ripplewood Holdings L.L.C. in 1995, and he is currently a managing director. Prior to joining Ripplewood in 1995, Mr. Snow was a financial analyst in the media group at Salomon Brothers Inc. Mr. Snow received a bachelor's degree in history from Georgetown University.

        JEFFREY I. WOOLEY has served as a member of our Board of Directors since March 10, 2003, and as president and chief executive officer of Asbury Automotive Tampa GP LLC since 1998. Mr. Wooley has been in the automobile business for 38 years. He began his automotive career in 1965 and opened his first dealership in 1975. Prior to selling his dealerships to us in 1998, Mr. Wooley owned and operated nine franchises. He is a past member of the Pontiac National Dealer Council. Mr. Wooley currently serves on the Board of Directors of the Gulf Ridge Council-Boy Scouts of America and actively supports the Berkeley Preparatory School and The Children's Hospital at St. Joseph's.

        TIMOTHY C. COLLINS has served as a member of our Board of Directors since 1996. Mr. Collins founded Ripplewood Holdings L.L.C. in 1995 and currently serves as its senior managing director and chief executive officer. From 1991 to 1995, Mr. Collins managed the New York office of Onex Corporation, a leveraged buy-out group headquartered in Canada. Previously, Mr. Collins was a vice president at Lazard Frères & Company and held various positions at Booz, Allen & Hamilton and Cummins Engine Company. He also currently serves on the board of directors of three public companies in Japan: Asahi Tec Corporation, D&M Holdings, Inc. and Columbia Music Entertainment, Inc. and various other privately held Ripplewood portfolio companies. Mr. Collins received a master's in business administration from Yale University's School of Organization and Management and a bachelor's degree in philosophy from DePauw University.

        VERNON E. JORDAN, JR.    has served as a member of our Board of Directors since April 19, 2002, and as a member of our Audit Committee from April 19, 2002 to February 2003. He is currently a senior managing director of Lazard Frères & Co. Prior to joining Lazard, Mr. Jordan was a senior executive partner with the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P., where he remains of counsel. Mr. Jordan's corporate and other directorships include: America Online Latin Communications, Inc., American Express Company, Dow Jones & Company, Inc., J.C. Penney Company, Inc., and Sara Lee Corporation. Mr. Jordan also sits on the International Advisory Board of DaimlerChrysler and Barrick Gold. In addition, Mr. Jordan is a senior advisor to Shinsei Bank, Ltd. and is a trustee of Howard University and the LBJ Foundation. Mr. Jordan is a graduate of DePauw University and the Howard University Law School.

        THOMAS F. "MACK" MCLARTY, III has served as a member of our Board of Directors since April 19, 2002. He began his 32-year career in the automotive retailing industry by building McLarty Leasing Systems, the platform his grandfather founded, into one of America's largest transportation companies. Mr. McLarty also serves as president of Kissinger McLarty Associates, an international consulting firm formed in 1999. Between 1992 and 1998, Mr. McLarty served as White House Chief of Staff, Special Envoy for the Americas and Counselor to President Bill Clinton. He also was appointed to the National Petroleum Council by President George H.W. Bush and served on the St. Louis Federal Reserve Board from 1989 until joining the White House in 1992. Mr. McLarty currently serves on the board of directors of Acxiom Corporation. Mr. McLarty is a graduate of the University of Arkansas.

NYSE Corporate Governance Requirements

        We are listed on the New York Stock Exchange and are therefore subject to the NYSE's corporate governance rules. As the result of this offering, we will no longer be a "controlled company" within the meaning of Section 303A of the NYSE's Listed Company Manual. Pursuant to the requirements of Section 303A, we will be required to alter the composition of our Board of Directors so that our "independent directors," (as defined in Section 303A) constitute a majority of our directors, create a nominating/corporate governance committee which will be composed entirely of independent directors and alter the composition of our compensation committee so that it is composed entirely of independent directors. Prior to our annual meeting of shareholders, we will create a nominating/corporate governance committee of our Board of Directors and appoint at least one independent director to both the new nominating/corporate governance committee and our existing compensation committee. Within 90 days of the completion of this offering, both the nominating/corporate governance committee and the compensation committee will be comprised of a majority of independent directors. Within one year after the completion of this offering, both committees will be comprised solely of independent directors and our Board of Directors will be comprised of a majority of independent directors.

RELATED PARTY TRANSACTIONS

        Certain of our directors and their affiliates have engaged in transactions with us. Transactions with four of our directors, Ben David McDavid, Thomas F. "Mack" McLarty, Vernon E. Jordan, Jr. and Jeffrey I. Wooley are described below. These transactions primarily relate to long-term operating leases of facilities. This practice is fairly common in the automotive retail industry. Rent expense attributable to related parties was $13.4 million for the year ended December 31, 2003, and future minimum payments under related party long-term, non-cancelable operating leases as of December 31, 2003, were $90.7 million. We believe these transactions involved terms comparable to or more favorable to us than terms that would be obtained from an unaffiliated third party.

        We lease the following properties used by the Texas platform for dealership lots and offices from Mr. McDavid, his immediate family members and his affiliates:

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  properties leased from Mr. McDavid with an aggregate monthly rental fee of $189,000;

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  properties leased from David McDavid Family Properties, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for aggregate monthly rental fees of $90,000;

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  property leased from BroMac Inc., an "S" corporation in which Mr. McDavid and his immediate family have a 100% ownership interest, for a monthly rental fee of $1,500;

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  properties leased from Sterling Real Estate Partnership, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for aggregate monthly rental fees of $70,000;

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  property leased from Texas Coastal Properties, a partnership in which Mr. McDavid and his immediate family have a 100% ownership interest, for a monthly rental fee of $4,000; and

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  property leased from D.Q. Automobiles Inc., a corporation in which Mr. McDavid has a 100% ownership interest, for a monthly rental fee of $14,700.

        With respect to the above mentioned leases with Mr. McDavid, we have a purchase option to acquire the related properties. The purchase option, initially based on the aggregate appraised value, adjusts each year for changes in the Consumer Price Index. The purchase option of approximately $52.2 million as of December 31, 2003 can only be exercised in total. We currently have no intent to exercise this option.

        In addition, we lease the following properties from Mr. McDavid, his immediate family members and his affiliates:

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  property leased from McCreek Partners L.L.C., a limited liability corporation which is wholly owned by McCreek, Ltd., a partnership in which Mr. McDavid and his immediate family hold a 100% ownership interest, for a monthly rental fee of $5,300;

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  approximately ten acres of land in Frisco, Texas, leased from McFrisco Partners I, Ltd., an entity in which Mr. McDavid and his immediate family hold a 100% ownership interest, for a monthly rental fee of $60,000 per month from April 20, 2001, through October 31, 2001, and, beginning November 1, 2001, for a monthly rental fee of $80,000 plus 1% of the incurred construction costs of the new dealership facility until the construction is completed at which time the monthly rent will be increased to $90,000 a month plus 1% of the incurred construction costs, and is currently estimated to be approximately $182,000 per month; and

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  approximately three acres of land adjacent to our Honda dealership in Houston, Texas, for four years, rent-free. We estimate fair market rent over the four-year term (i.e., our savings to offset the above-market purchase price below) to be $275,000.

        In April 2002, we purchased from Mr. McDavid approximately two acres of land adjacent to our Nissan dealership facility in Houston, Texas, for $2,000,000. The purchase price for the land is approximately $800,000 more than the appraised value. This difference in the purchase price is accounted for in part by competition with General Motors (Saturn) to purchase the property and in part by Mr. McDavid's agreement to lease us three acres adjacent to our Honda dealership in Houston, Texas, rent-free, as described above. In March 2003, we sold, in connection with a sales/leaseback agreement, this property for $1,760,000. The sale price was equal to the book value of the property which was recorded net of the fair market value of the rent-free property mentioned above.

        In August 2002, we purchased approximately four acres of land in Plano, Texas, from Mr. McDavid for the construction of a new body shop for the appraised value of $1,700,000. In March 2003, we sold, in connection with a sales and leaseback agreement, this property for $1,760,000. The sale price was equal to the book value of the property.

        The Loomis Corporation, a corporation in which Mr. McDavid and his immediate family hold a 21% ownership interest, was paid approximately $565,000 for the year ended December 31, 2003 for advertising fees.

        We lease the following properties used by the Arkansas platform for dealership lots and offices from Mr. McLarty, his immediate family members and his affiliates:

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  property leased from NPF Holdings L.L.C., a limited liability company in which Mr. McLarty has a 58.5% ownership interest for a monthly rental fee of $64,491;

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  property leased from MHC Properties G.P., a partnership in which Mr. McLarty has an 85.5% ownership interest, for a monthly rental fee of $14,373;

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  property leased from Prestige Properties, GP, a partnership in which MHC Properties GP, of which Mr. McLarty owns 85.5%, holds a 68% ownership interest, for a monthly rental fee of $40,169;

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  property leased from Summerhill Partnership, L.P., a limited partnership in which Mr. McLarty has a 49.88% ownership interest, for a monthly rental fee of $33,290 and

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  property leased from McLarty Companies, an "S" corporation in which Mr. McLarty has a 100% ownership interest, for a monthly rental fee of $1,500.

        Mr. McLarty entered into a consulting agreement with us to provide management and consulting services for a term of three years beginning February 23, 1999. In February 2002, Mr. McLarty's consulting agreement was amended to extend the term of the agreement through May 2006 and to increase his annual compensation to $500,000.

        We lease two properties used by the Tampa Platform for dealership lots and offices from Mr. Wooley, for a monthly rental fee of $143,043.

        In the third quarter of 2003, we sold land to Mr. Wooley and entered into an agreement where he will construct a parking lot for our Hyundai facility and lease back the property to us. The sale price of the land of $823,000 was equal to the purchase price paid for the land in January 2003.

We are accounting for these transactions as operating leases. The annual rental fee is equal to 10% of the purchase price of the land plus incurred construction costs. As of December 31, 2003, the monthly rental fee was $9,589 and, once construction is complete, the monthly rental fee is estimated to be $12,500.

        Mr. Wooley entered into an employment agreement with the Tampa platform to serve as its president and chief executive officer from September 1, 2003 until September 1, 2006. The agreement provides for an annual base salary of $425,000. Mr. Wooley also is entitled to participate in an annual incentive compensation program established by Asbury for selected Asbury platform chief executive officers. If Mr. Wooley's employment is terminated for any reason other than voluntary resignation, cause, death or disability, the Tampa platform will pay him his base salary for the remainder of the term or one year, which ever is greater, provided, however, that if he is terminated within one year of a change in control, as provided in that agreement, the Tampa platform will pay him his salary for the remainder of the term or two years, whichever is greater. In addition, Mr. Wooley will receive any performance-based cash bonus for the portion of the calendar year preceding his termination that the Board in good faith determines to have been earned by Mr. Wooley.

        In the third quarter 2003, we entered in an agreement with Mr. Wooley for the construction of a new dealership facility for our existing Nissan store. The annual rental fee is equal to 10% of the incurred construction costs of the new facility. As of December 31, 2003, the monthly rental fee was $1,921 and, once construction is complete, the monthly rental fee is estimated to be $20,833.

        During the year ending December 31, 2003, we paid $59,000 in legal fees to Akin, Gump, Strauss, Hauer & Feld, L.L.P., a law firm in which Mr. Jordan was Of Counsel.

Other Related Party Transactions

        During 2003 we acquired one dealership location (which included five franchises) for $8.0 million in cash, funded from our Committed Credit Facility. The seller was the president of one of our platforms.

        We believe that all the above-mentioned transactions involve terms that would be comparable to terms obtained from an unaffiliated third party.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

        Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. Both prior to and after the consummation of this offering, we will have 32,434,904 shares of common stock outstanding and no shares of preferred stock outstanding (based on the number of shares outstanding on March 5, 2004).

        Common Stock.    Subject to the rights of any then outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared in the discretion of our board of directors out of funds legally available therefor. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of our stock. Shares of our common stock are not subject to any redemption provisions and are not convertible into any other of our securities. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to the offering will be upon payment therefor, fully paid and non-assessable.

        Preferred Stock.    Preferred stock may be issued from time to time by the board of directors in one or more series. Subject to the provisions of our charter and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

Certain Anti-takeover and Other Provisions of the Charter and Bylaws

        Limitations on Removal of Directors.    Shareholders may remove a director only for cause upon the affirmative vote of holders of at least 80% of the voting power of the outstanding shares of common stock. In general, the board of directors, and not our shareholders, will have the right to appoint persons to fill vacancies on our board of directors.

        Our Shareholders May Not Act by Written Consent.    Our corporate charter provides that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special shareholders' meeting. Special meetings of the shareholders may be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the outstanding common stock.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. Our shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our shareholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary of such shareholder's intention to bring such business before such meeting. Under our shareholder notice procedure, for notice of shareholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the 120th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of our annual meeting of shareholders is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of such annual meeting is first made by us.

        Notwithstanding the foregoing, in the event that the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our secretary not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our shareholder notice procedure, for notice of a shareholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

        In addition, under our shareholder notice procedure, a shareholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our by-laws.

        Notwithstanding the above, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders to present a nomination or business, the nomination will be disregarded and the proposed business will not be transacted, notwithstanding that proxies in respect of the vote may have been received by us.

        Amendment.    Our charter provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the charter relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by shareholders; the filling of vacancies; and the removal of directors. Our charter further provides that the related by-laws described above, including the shareholder notice procedure, may be amended only by our board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

        Business Combinations under Delaware Law.    We are a Delaware corporation and are subject to section 203 of the Delaware General Corporation Law. In general, section 203 prevents an "interested shareholder" (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a merger, acquisition or other "business combination" (as defined in section 203) with us for three years following the time that person becomes an interested shareholder unless:

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  before that person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

  •
  upon completion of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by our directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

  •
  following the transaction in which that person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder. Under section 203, these restrictions also do not apply to specified types of business combinations proposed by an interested shareholder if:

  •
  the business combination proposed by the interested shareholder follows the announcement or notification of an extraordinary transaction involving us and a third person who was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of our directors; and

  •
  the extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested shareholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

        Shareholders Agreement.    On March 1, 2002, we entered into a shareholders agreement with Asbury Automotive Holdings L.L.C. and certain platform principals, consisting of the former owners of our platforms and members of their management teams. Asbury Automotive Holdings currently owns 54.1% (32.1% after giving effect to this offering, assuming no exercise of the underwriters over-allotment option) of our common stock and the platform principals collectively own 26.7% (17.9% after giving effect to this offering) of our common stock. Under the shareholders agreement, the platform principals are required to vote their shares in accordance with Asbury Automotive Holdings' instructions with respect to:

  •
  persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings' nominees); and

  •
  any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

The platform principals have the right to cause Asbury Automotive Holdings to vote for at least one platform principal nominee to the board of directors if the total number of directors (excluding directors that are our employees) on the board of directors is six or less and at least two platform principal nominees if such number of directors is more than six.

        Ripplewood Partners L.P.'s representatives on our Board of Directors are Timothy C. Collins and Ian K. Snow. We were formed in 1994 by then-current management and Ripplewood Investments L.L.C. (formerly known as Ripplewood Holdings L.L.C.), the general partner of Ripplewood Partners L.P. Mr. Collins founded Ripplewood Holdings in 1995 and continues to serve as its senior managing director and chief executive officer and Mr. Snow joined Ripplewood Holdings in 1995 and he is currently a managing director. Mr. Collins and Mr. Snow expressly disclaim beneficial ownership of any shares held by Ripplewood Partners L.P. except to the extent of their pecuniary interest in them. Mr. Collins has served as a member of our Board of Directors and Compensation Committee since 1996 and Mr. Snow has served as member of our Board of Directors and the Chairman of our Compensation Committee since 1996. Mr. Collins and Mr. Snow do not receive a retainer or fees for service on our Board of Directors or Compensation Committee.

        Each of the voting obligations in favor of Asbury Automotive Holdings and the platform principals described above will terminate on the first to occur of:

  •
  March 13, 2007, the fifth anniversary of the date of our initial public offering;

  •
  two years after the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 20%; and

  •
  the first date on which Asbury Automotive Holdings' share of the ownership of our outstanding common stock falls below 5%.

        Pursuant to the shareholders agreement, we granted Asbury Automotive Holdings L.L.C. certain registration rights, in which we agreed that, subject to certain limitations, we would register for resale under the Securities Act of 1933, as amended, the shares of our common stock owned by them. This prospectus covers the offer and sale of up to 11,500,000 shares of our common stock by the selling stockholders.

        Pursuant to those registration rights provisions, we agreed to indemnify the selling stockholders against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement that we have filed relating to this offering or in this prospectus, other than liabilities arising from information supplied by the selling stockholders for use in connection with the registration statement or this prospectus. The selling stockholders have agreed to indemnify us against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement or in this prospectus to the extent that the misstatements or omissions were made in reliance upon written information furnished to us or by the selling stockholders expressly for use in connection with the registration statement or this prospectus.

        Under those registration rights provisions, in general, we are responsible for paying the expenses of registration (other than underwriting discounts and commissions on the sale of shares), including the fees and expenses of counsel to the selling stockholders.

Limitation of Liability of Officers and Directors—Indemnification

        Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers' and directors' fiduciary duties of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The charter limits the liability of our officers and directors to us or our shareholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer's or director's fiduciary duty in such capacity, except for liability (i) for any breach of the officer's or director's duty of loyalty to us or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer and director derived an improper personal benefit.

Transfer Agent and Registrar

        The transfer agent and registrar of the common stock is EquiServe Trust Company, N.A.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information as of March 5, 2004, with respect to the beneficial ownership of our outstanding common stock by (i) stockholders known by us to own beneficially more than 5% of our outstanding common stock, (ii) each director, (iii) each executive officer, and (iv) all directors and executive officers as a group. The selling stockholders listed in the table below have indicated their intention to sell the number of shares of our common stock set forth below:

	Common Stock Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering Without Over-Allotment
			Shares Sold in the Offering
Name of Beneficial Owner
	Shares	Percent(25)		Number		Percent(25)
Principal Stockholders
Ripplewood Partners L.P.(1)	8,954,900	27.6%	3,637,300	5,317,600	(26)	16.4	%(26)
Freeman Spogli & Co.(2)(3)	8,595,843	26.5%	3,491,459	5,104,384	(27)	15.7%	(27)
Current Directors
Kenneth B. Gilman(4)(5)	517,767	1.6%	0	517,767		1.6%
Timothy C. Collins(6)(7)	0	*	0	0		*
Jeffrey I. Wooley(4)(8)	1,397,590	4.3%	570,919	826,671		2.5%
Ben David McDavid(4)(9)	1,075,093	3.3%	439,178	635,915		2.0%
Thomas F. McLarty(4)	454,114	1.4%	185,507	268,607		*
Thomas C. Israel(4)(10)	71,500	*	0	71,500		*
Vernon E. Jordan(4)(10)	2,000	*	0	2,000		*
Philip F. Maritz(4)(10)	2,000	*	0	2,000		*
Ian K. Snow(6)	0	*	0	0		*
John M. Roth(3)(11)	0	*	0	0		*
Michael J. Durham(4)	0	*	0	0		*
Named Officers Who Are Not Directors
Robert D. Frank(4)(12)	40,404	*	0	40,404		*
Philip R. Johnson(4)(13)	33,598	*	0	33,598		*
Lynne A. Burgess(4)(14)	5,000	*	0	5,000		*
J. Gordon Smith(4)	0	*	0	0		*
All directors and executive officers of Asbury as a group (15 persons)	3,599,065	10.9%	1,195,604	2,403,461		7.3%
Other Selling Stockholders
Dealer Group LLC(15)	1,369,016	4.2%	559,247	809,769		2.5%
John R. Capps(4)	538,972	1.7%	220,172	318,800		*
Luther W. Coggin(4)(16)	461,421	1.4%	188,492	272,929		*
Buddy Hutchinson(17)	403,369	1.2%	164,777	238,592		*
Robert E. Gray(4)(18)	331,196	1.0%	134,552	196,644		*
CNC Automotive, LLC(4)(19)	225,846	*	92,259	133,587		*
William L. Childs, Sr.(4)(20)	158,450	*	152,930	5,520		*
Dave Wegner(21)	76,835	*	76,835	0		*
Noel E. Daniels(4)(22)	52,791	*	15,829	36,961		*
Nancy D. Noble(4)(23)	48,170	*	16,789	31,381		*
Gibson Family Partnership, L.P.(24)	45,840	*	45,840	0		*
Steve M. Inzinna(4)	19,375	*	7,915	11,460		*

(*)
Denotes less than one percent of our common stock.

(1)
Represents shares owned by Asbury Automotive Holdings L.L.C., Ripplewood Partners L.P. is the owner of approximately 51% of the membership interests of Asbury Automotive Holdings L.L.C. and is deemed to be a member of a group that owns the shares of Asbury Automotive Holdings L.L.C., and is a party to the shareholders agreement described in "Description of Capital Stock—Certain Anti-takeover and Other Provisions of the Charter and Bylaws—Shareholders Agreement". The address of Ripplewood Partners,

  L.P. is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. Under the terms of the Shareholders' Agreement, Ripplewood Partners L.P., through its control over Asbury Automotive L.L.C., has voting control over 80.1% of our outstanding common stock prior to this offering.

(2)
Represents shares owned by Asbury Automotive Holdings L.L.C., FS Equity Partners III, L.P., FS Equity Partners International L.P. and FS Equity Partners IV, L.P., investment funds affiliated with Freeman Spogli & Co., are the owners of approximately 49% of the membership interests of Asbury Automotive Holdings L.L.C. and are deemed to be members of a group that own the shares of Asbury Automotive Holdings L.L.C., and are parties to the shareholders agreement described below. The business address of Freeman Spogli & Co., FS Equity Partners III, FS Equity Partners IV is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International L.P. is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.

(3)
Address: c/o Freeman Spogli & Co. Inc. at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, CA 90025.

(4)
Address: c/o our principal executive offices at 3 Landmark Square, Suite 500, Stamford, CT 06901.

(5)
Includes 491,667 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(6)
Does not include 17,550,743 shares of common stock held by Asbury Automotive Holdings L.L.C. an entity in which Ripplewood Investments L.L.C. holds an ownership interest of approximately 51%. Mr. Collins is the chief executive officer of Ripplewood Investments L.L.C. Both Mr. Collins and Mr. Snow expressly disclaim beneficial ownership of any shares held by Ripplewood Investments L.L.C. except to the extent of their pecuniary interests in them.

(7)
Address: c/o Ripplewood Investments L.L.C. at One Rockefeller Plaza, 32nd Floor, New York, NY 10020.

(8)
Represents 117,554 shares owned by JIW Fund I L.L.C. and 1,280,037 shares owned by JIW Enterprises, Inc.

(9)
Includes 754,867 shares of common stock held by DMCD Autos Irving, Inc. and 320,226 shares of common stock held by DMCD Autos Houston, Inc.

(10)
Includes 2,000 shares issuable upon exercise of options that were granted in connection with director compensation and are exercisable within 60 days of the date of this offering.

(11)
Does not include 17,550,743 shares of common stock held of record by Asbury Automotive Holdings L.L.C., an entity in which investment funds affiliated with Freeman Spogli & Co., as described in Footnote (2), hold approximately a 49% ownership interest. Mr. Roth is a director, member, partner or executive officer of the general partners of each of these investment funds. Mr. Roth expressly disclaims beneficial ownership of any shares held by such investment funds except to the extent of his pecuniary interest in them.

(12)
Includes 40,404 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(13)
Includes 23,598 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(14)
Includes 5,000 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(15)
Dealer Group LLC is owned by the following persons in the percentages indicated: SLT/Tag Inc. (92.8%), Dan Powell (1.8%), John Francis (4.3%) and Brian Perko (1.1%). Scott Thomason and his immediate family own 100% of SLT/Tag Inc. Does not include 10,101 shares issuable to Dan Powell upon exercise of options exercisable within 60 days of the date of this offering, 1,500 shares owned by Dan Powell or 600 shares owned by Brian Perko. Dealer Group LLC expressly disclaims beneficial ownership of or any interest in the shares owned by or issuable to Dan Powell or Brian Perko. Address: c/o Morris Galen, Tonkon Torp L.L.P., 1600 Pioneer Tower, 888 SW Fifth Ave., Portland, OR 97204.

(16)
Includes 353,016 shares of common stock held by Luther W. and Blanche B. Coggin 2003 Trust, 36,135 shares of common stock held by the Cindy S. Coggin 1999 ATT Trust, 36,135 shares of common stock held by the Christy C. Hayden 1999 ATT Trust and 36,135 shares of common stock held by the Tracey C. Hawkins 1999 ATT Trust.

(17)
Represents 403,369 shares owned by Buddy Hutchinson Cars, Inc. Buddy Hutchinson Cars, Inc. is 100% owned by Buddy Hutchinson. Address: 5100 Sunbeam Rd., Suite 1, Jacksonville, FL 32257.

(18)
Includes 1,818 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(19)
CNC Automotive, LLC is owned by the following entities in the percentages indicated: CAC (95%) and CAR (5%). CAC is owned by the following persons in the percentages indicated: Ed Hillis (15.46%), Kevin Hand (21.93%), Michael Kearney (27.07%), Morgan Mann (20.14%), Ron Hodges (3.42%) and Damian Mills (11.98%). Billy Eddleman owns 100% of CAR. The following persons have an option to buy the number of shares set forth following their name, which shares are issuable upon exercise of options exercisable within 60 days of the date of this offering, which are not included: Ed Hillis (3,637 shares), Kevin Hand (1,616 shares), Michael Kearney (40,404 shares) and Ron Hodges (5,455 shares). In addition, Michael Kearney owns 6,800 shares which are also not included. CNC Automotive, LLC expressly disclaims beneficial ownership of or any interest in the shares owned by or issuable to Ed Hillis, Kevin Hand, Michael Kearney and Ron Hodges.

(20)
Represents 152,930 shares owned by Childs & Associates, Inc. William L. Childs, Sr. owns 100% of Childs & Associates, Inc. Also Includes 2,020 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(21)
Address: 708 Pine Hollow Dr., Friendswood, TX 77546.

(22)
Includes 4,041 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(23)
Includes 7,071 shares issuable upon exercise of options exercisable within 60 days of the date of this offering.

(24)
Thomas R. Gibson and Sophie H. Gibson are general partners of Gibson Family Partnership, L.P. Does not include 60,606 shares issuable to Thomas R. Gibson, individually, upon exercise of options exercisable within 60 days of the date of this offering.

(25)
Based on 32,434,904 shares of our common stock outstanding as of March 5, 2004.

(26)
Assuming the underwriters exercise the over-allotment option, Ripplewood Partners L.P. would beneficially own 4,552,256 shares of common stock, or 14.0%.

(27)
Assuming the underwriters exercise the over-allotment option, Freeman Spogli & Co. would beneficially own 4,369,728 shares of common stock, or 13.5%.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. Holder. As used in this discussion, the term "non-U.S. Holder" means any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions that may apply to you if you relinquished U.S. citizenship or residence.

        If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

        EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

        If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, certifying your status as a non-U.S. person and claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in that entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

        If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        You must comply with the certification procedures described above or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or, under certain circumstances, through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to our common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of our common stock unless:

  •
  the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty);

  •
  you are an individual who holds our common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes, and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption. We believe that we are not currently, and are not likely to become, a USRPHC.

Federal Estate Tax

        If you are an individual, our common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

        Current U.S. federal tax law provides for reductions in U.S. federal estate tax through 2009 and the elimination of such estate tax entirely in 2010. Under this law, such estate tax would be fully reinstated, as in effect prior to the reductions, in 2011, unless further legislation is enacted.

Information Reporting and Backup Withholding Tax

        We must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

        Backup withholding tax may also apply to payments made to you on or with respect to our common stock unless you certify your non-U.S. status or otherwise establish an exemption and certain other conditions are satisfied.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through U.S.-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

        Payment of the proceeds from the sale of common stock effected at a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a U.S. address, or

  •
  the sale has some other specified connection with the United States, as provided in U.S. Treasury Regulations.

        In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a U.S. person,

  •
  a controlled foreign corporation for U.S. tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons" who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct or a U.S. trade or business.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided that the required procedures are followed.

UNDERWRITING

        Asbury, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc., Lehman Brothers Inc. and Stephens Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Stephens Inc.

Total	10,000,000

        The Underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 shares from certain selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,500,000 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will be offered at the price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the public offering price. If all the shares are not sold at the offering price, the representatives may change the offering price and the other selling terms.

        Asbury, Asbury Automotive Holdings L.L.C. and the other selling stockholders have agreed with the underwriters that they will not, without the prior consent of Goldman, Sachs & Co., dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days thereafter with respect to Asbury and Asbury Automotive Holdings L.L.C., and nine months thereafter with respect to the selling stockholders other than Asbury Automotive Holdings L.L.C., subject to an exception that permits Asbury to issue a number of shares equal to 10% of the total number of common shares outstanding immediately after this offering in connection with acquisitions, provided that the recipients of those shares agree to be bound by the lock-up provisions for the duration of the 90 days. These lock-up agreements do not apply to grants by Asbury under existing employee benefit plans. In addition, Asbury's officers and directors have agreed with the underwriters to be bound by the restrictions described above from the date of this prospectus continuing through the date 90 days thereafter with respect to Asbury's officers and directors other than Kenneth Gilman and Thomas G. McCollum and nine months thereafter with respect to Kenneth Gilman and Thomas G. McCollum.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Asbury or the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

        Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

        Asbury and the selling shareholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

        Asbury and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment, commercial banking, derivatives and financial advisory services to Asbury and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

AVAILABLE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to that registration statement. For further information with respect to us and the common stock, we refer you to the registration statement and its exhibits. We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission's website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. We maintain a website at www.asburyauto.com. With the exception of the documents we file with the Securities and Exchange Commission, the information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

INCORPORATION BY REFERENCE

        We are incorporating by reference the information that we file with the SEC, which means that we are disclosing important information to you in those documents. The information incorporated by reference is an important part of this prospectus, and the information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Item 9 or Item 12 of any Current Report on Form 8-K) until we sell all of the common stock offered by this prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed "filed" with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

  •
  Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 11, 2004;

  •
  Current Reports on Form 8-K filed on January 20, 2004, January 22, 2004, February 11, 2004 and February 25, 2004; and

  •
  The description of our capital stock contained in the Registration Statement on Form S-1 dated March 13, 2002.

        Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference in this prospectus, will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supercedes the statement. Any such statement or document so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Asbury Automotive Group, Inc.
Three Landmark Square, Suite 500
Stamford, CT 06901
Telephone: (203) 356-4400

After April 5, 2003:
622 Third Avenue
37th Floor
New York, New York 10017
Telephone: (212) 885-2500

VALIDITY OF THE SHARES

        The validity of the shares of common stock offered hereby will be passed upon for us by Lynne A. Burgess, our general counsel, and Cravath, Swaine & Moore LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated March 5, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No.142, "Goodwill and Other Intangible Assets"), which is included and incorporated by reference herein, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 INDEPENDENT AUDITORS' REPORT

To Asbury Automotive Group, Inc.:

        We have audited the accompanying consolidated balance sheets of Asbury Automotive Group, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders'/members' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asbury Automotive Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, as of January 1, 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

/s/ DELOITTE & TOUCHE LLP
Stamford, Connecticut March 5, 2004

 ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$106,711	$22,613
Contracts-in-transit	93,881	91,190
Current portion of restricted marketable securities	1,591	1,499
Accounts receivable (net of allowance of $2,371 and $2,122, respectively)	114,201	96,090
Inventories	650,397	591,839
Deferred income taxes	8,811	9,044
Prepaid and other assets	36,417	37,314

Total current assets	1,012,009	849,589
PROPERTY AND EQUIPMENT, net	266,991	257,305
GOODWILL	404,143	402,133
RESTRICTED MARKETABLE SECURITIES	2,974	4,892
OTHER ASSETS	98,629	61,866
ASSETS HELD FOR SALE	29,533	29,859

Total assets	$1,814,279	$1,605,644

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Floor plan notes payable	$602,167	$528,591
Current maturities of long-term debt	33,250	36,412
Accounts payable	42,882	40,120
Accrued liabilities	78,727	77,325

Total current liabilities	757,026	682,448
LONG-TERM DEBT	559,128	438,740
DEFERRED INCOME TAXES	22,179	29,972
OTHER LIABILITIES	17,507	15,580
LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE	24,732	11,953
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Preferred stock, $.01 par value, 10,000,000 shares authorized	—	—
Common stock, $.01 par value, 90,000,000 shares authorized, 34,022,008 and 34,000,000 shares issued, including shares held in treasury, respectively	340	340
Additional paid-in capital	411,082	410,718
Retained earnings	37,832	22,645
Treasury stock, at cost; 1,590,013 and 772,824 shares held, respectively	(15,064)	(6,630)
Accumulated other comprehensive loss	(483)	(122)

Total shareholders' equity	433,707	426,951

Total liabilities and shareholders' equity	$1,814,279	$1,605,644

See Notes to Consolidated Financial Statements.

 ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	For the Years Ended December 31,
	2003	2002	2001
REVENUES:
New vehicle	$2,909,641	$2,644,798	$2,480,202
Used vehicle	1,183,901	1,158,144	1,102,921
Parts, service and collision repair	551,498	497,164	465,487
Finance and insurance, net	131,465	115,159	102,179

Total revenues	4,776,505	4,415,265	4,150,789

COST OF SALES:
New vehicle	2,694,777	2,430,494	2,276,475
Used vehicle	1,079,314	1,053,878	1,005,417
Parts, service and collision repair	262,110	234,575	225,149

Total cost of sales	4,036,201	3,718,947	3,507,041

GROSS PROFIT	740,304	696,318	643,748
OPERATING EXPENSES:
Selling, general and administrative	580,938	537,846	498,133
Depreciation and amortization	20,212	19,062	27,645
Impairment of goodwill	37,930	—	—

Income from operations	101,224	139,410	117,970

OTHER INCOME (EXPENSE):
Floor plan interest expense	(18,800)	(17,860)	(26,065)
Other interest expense	(40,238)	(38,423)	(44,481)
Interest income	499	1,200	2,499
Net losses from unconsolidated affiliates	—	(100)	(3,248)
Gain (loss) on sale of assets, net	750	(72)	(361)
Loss on early extinguishment of debt	—	—	(1,433)
Other income (expense)	(2,369)	(427)	1,908

Total other expense, net	(60,158)	(55,682)	(71,181)

Income from continuing operations before income taxes and minority interest	41,066	83,728	46,789
INCOME TAX EXPENSE:
Income tax expense	21,268	27,765	4,980
Tax adjustment upon conversion from an L.L.C. to a corporation	—	11,553	—

Total income tax expense	21,268	39,318	4,980
MINORITY INTEREST IN SUBSIDIARY EARNINGS	—	—	1,240

Net income from continuing operations	19,798	44,410	40,569
DISCONTINUED OPERATIONS, net of tax	(4,611)	(6,325)	3,615

Net income	$15,187	38,085	$44,184

PRO FORMA INCOME TAX EXPENSE (BENEFIT):
Income tax expense		5,559
Net tax effect of 2003 discontinued operations		(260)
Tax adjustment upon conversion from an L.L.C. to a corporation		(11,553)

Tax affected pro forma net income		$44,339

EARNINGS PER COMMON SHARE:
Basic	$0.47	$1.15

Diluted	$0.46	$1.15

PRO FORMA EARNINGS PER COMMON SHARE:
Basic		$1.34

Diluted		$1.34

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	32,648	33,065

Diluted	32,715	33,073

See Notes to Consolidated Financial Statements.

 ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS'/MEMBERS' EQUITY

	Common Stock	Additional Paid-in Capital	Contributed Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	(dollars in thousands)
BALANCE AS OF JANUARY 1, 2001	$—	$—	$306,573	$19,310	$—	$—	$325,883
Comprehensive Income:
Net income	—	—	—	44,184	—	—	44,184
Change in fair value of interest rate swaps	—	—	—	—	—	1,656	1,656

Comprehensive income							45,840
Issuance of equity interest for acquisitions	—	—	5,000	—	—	—	5,000
Distributions	—	—	—	(22,606)	—	—	(22,606)
Members' equity repurchased	—	—	(3,710)	—	—	—	(3,710)
Members' equity surrendered in purchase price of settlement	—	—	(2,500)	—	—	—	(2,500)

BALANCE AS OF DECEMBER 31, 2001	—	—	305,363	40,888	—	1,656	347,907
Contributions	—	—	800	—	—	—	800
Distributions	—	—	—	(14,590)	—	—	(14,590)
Comprehensive Income:
Net income	—	—	—	38,085	—	—	38,085
Change in fair value of interest rate swaps, net of $127 tax benefit	—	—	—	—	—	(1,858)	(1,858)
Amortization of loss on interest rate swaps, net of $47 tax effect	—	—	—	—	—	80	80

Comprehensive income							36,307
Stock and stock option compensation	—	614	—	—	—	—	614
Proceeds from initial public offering, net	45	62,498	—	—	—	—	62,543
Purchase of 772,824 shares of common stock	—	—	—	—	(6,630)	—	(6,630)
Reclassification of members' equity due to the exchange of membership interests for shares of common stock	295	347,606	(306,163)	(41,738)	—	—	—

BALANCE AS OF DECEMBER 31, 2002	340	410,718	—	22,645	(6,630)	(122)	426,951
Comprehensive Income:
Net income	—	—	—	15,187	—	—	15,187
Change in fair value of interest rate swaps, net of $260 tax benefit	—	—	—	—	—	(483)	(483)
Amortization of loss on interest rate swaps, net of $80 tax effect	—	—	—	—	—	122	122

Comprehensive income							14,826
Issuance of common stock in connection with the exercise of stock options		295					295
Stock and stock option compensation	—	69	—	—	—	—	69
Purchase of 817,189 shares of common stock	—	—	—	—	(8,434)	—	(8,434)

BALANCE AS OF DECEMBER 31, 2003	$340	$411,082	$—	$37,832	$(15,064)	$(483)	$433,707

See Notes to Consolidated Financial Statements.

 ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2003	2002	2001
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$15,187	$38,085	$44,184
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	20,212	19,062	27,645
Depreciation and amortization from discontinued operations	1,325	4,866	2,699
Impairment of goodwill	37,930	—	—
Amortization of deferred financing fees	5,333	4,548	3,568
Change in allowance for doubtful accounts	249	(253)	(21)
(Gain) loss on sale of assets	(750)	72	361
Loss on sale of discontinued operations	123	1,622	—
Deferred income taxes	(6,927)	15,682	(499)
Loss on early extinguishment of debt	—	—	1,433
Other adjustments	4,353	787	4,896
Changes in operating assets and liabilities, net of acquisitions and divestitures—
Contracts-in-transit	(2,691)	1,854	(16,490)
Accounts receivable, net	(38,177)	(30,317)	(20,004)
Proceeds from the sale of accounts receivable	19,958	17,136	17,624
Inventories	(3,553)	(79,898)	106,081
Floor plan notes payable	37,646	73,945	(80,812)
Accounts payable and accrued liabilities	11,446	8,145	12,344
Other	(5,054)	(10,215)	(7,594)

Net cash provided by operating activities	96,610	65,121	95,415
CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(54,633)	(54,592)	(48,922)
Acquisitions (net of cash and cash equivalents acquired of $—, $26 and $1,049 in 2003, 2002 and 2001, respectively)	(79,866)	(20,459)	(50,150)
Proceeds from the sale of assets	3,578	692	2,083
Proceeds from the sale of discontinued operations	7,845	5,173	—
Maturity of restricted marketable securities	1,826	1,826	885
Net receipt (issuance) of finance contracts	(2,846)	(45)	121
Other investing activities	(750)	(1,069)	(1,200)

Net cash used in investing activities	(124,846)	(68,474)	(97,183)
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from issuance of senior subordinated notes	200,000	250,000	—
Proceeds from borrowings	115,510	71,108	399,717
Payment of debt issuance costs	(6,740)	(8,742)	(12,530)
Repayments of debt	(193,557)	(396,177)	(343,401)
Proceeds from initial public offering, net	—	65,415	(2,437)
Purchase of treasury stock	(9,700)	(5,364)	—
Proceeds from sale leaseback activity	9,536	—	—
Distributions to members	(3,010)	(11,580)	(22,606)
Contributions from members	—	800	—
Repurchase of members' equity	—	—	(3,710)
Proceeds from the exercise of stock options	295	—	—

Net cash provided by (used in) financing activities	112,334	(34,540)	15,033

Net increase (decrease) in cash and cash equivalents	84,098	(37,893)	13,265
CASH AND CASH EQUIVALENTS, beginning of year	22,613	60,506	47,241

CASH AND CASH EQUIVALENTS, end of year	$106,711	$22,613	$60,506

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for—
Interest (net of amounts capitalized, see Note 7)	$53,865	$51,947	$69,276

Income taxes	$16,578	$28,482	$4,647

See Note 16 for non-cash investing activities

See Notes to Consolidated Financial Statements.

 ASBURY AUTOMOTIVE GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

1.    DESCRIPTION OF BUSINESS

        Asbury Automotive Group, Inc. is a national automotive retailer, operating 140 franchises at 97 dealerships as of December 31, 2003. We offer an extensive range of automotive products and services, including new and used vehicles and related finance and insurance, vehicle maintenance and repair services, replacement parts and service contracts. We offer, collectively, 35 domestic and foreign brands of new vehicles. Our retail network is organized into nine regional dealership groups, or "platforms," which are located in 20 markets in Southeastern, Midwestern, Southwestern and Northwestern United States. In April 2003, we entered the Fresno market through the acquisition of Mercedes-Benz of Fresno, with the intention of ultimately building a platform in Northern California through additional "tuck-in" acquisitions. Including Fresno, we operate dealerships in 21 markets.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The financial statements reflect the consolidated accounts of Asbury Automotive Group, Inc. and our wholly owned subsidiaries. The equity method of accounting is used for investments in which we have significant influence. Generally, this represents common stock ownership or partnership equity of at least 20% but not more than 50%. All intercompany transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Cash and Cash Equivalents

        Cash and cash equivalents include highly liquid investments that have an original maturity of three months or less at the date of purchase.

Contracts-In-Transit

        Contracts-in-transit represent receivables from finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by us.

Inventories

        Inventories are stated at the lower of cost or market. We use the specific identification method to value vehicle inventories and the "first-in, first-out" method ("FIFO") to account for our parts inventories. We assess the lower of cost or market reserve requirement on an individual unit basis, based on historical loss rates, the age and composition of the inventory and current market conditions. The lower of cost or market reserves were $4.6 million and $3.9 million as of December 31, 2003 and 2002, respectively. Additionally, we receive advertising and interest credit assistance from certain automobile manufacturers. These credits are accounted for as purchase discounts and are reflected as reductions to the inventory cost on the accompanying Consolidated Balance Sheets and as a reduction of cost of sales in the accompanying Consolidated Statements of Income when the related vehicle is sold. At December 31, 2003 and 2002, advertising and interest credits from automobile manufacturers reduced inventory cost by $4.6 million and $4.1 million, respectively; and reduced the cost of sales from continuing operations for the years ended December 31, 2003, 2002 and 2001, by $32.5 million, $30.0 million and $29.5 million, respectively.

Property and Equipment

        Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset. The range of estimated useful lives is as follows (in years):

Buildings and improvements	10-39
Machinery and equipment	5-10
Furniture and fixtures	3-10
Company vehicles	3-5

        Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are charged to operations as incurred.

        We review property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." If the carrying value exceeds the sum of the future undiscounted cash flows to be generated by the asset, the asset would be adjusted to its net recoverable value and an impairment loss would be charged to operations in the period identified.

        We capitalize interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the assets and is amortized over the estimated useful lives of the assets.

Goodwill and Other Intangible Assets

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we do not amortize goodwill and other intangible assets, which are deemed to have indefinite lives, but test these assets for impairment at least annually, or more frequently if any event occurs or circumstances change that indicate possible impairment. We have determined that manufacturer franchise rights have an indefinite life as there are no legal, contractual, economic or other factors that limit their useful lives and they are expected to generate cash flows indefinitely due to the historically long lives of the manufacturers' brand names. Goodwill and franchise rights are allocated to each reporting unit at the platform and dealership level, respectively. The fair market value of our manufacturer franchise rights is determined at the acquisition date through discounting the projected cash flows attributable to each franchise. Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets.

        Upon adoption of SFAS No. 142 on January 1, 2002, we determined that each of our platforms qualified as a reporting unit as we operated in one segment, and our platforms are one level below our corporate level, discrete financial information existed for each platform and the management of each platform directly reviewed the platform's performance. We are continuously adapting our operating structure and searching for ways to leverage our corporate office in order to standardize policies, share best practices and centralize administrative functions. In the future, if we determine that our platforms no longer meet the requirements of a reporting unit, we will reevaluate the reporting units with respect to the changes in our reporting structure.

        We review platform goodwill and manufacturer franchise rights for impairment during the fourth quarter of each year. The first step of the impairment test identifies potential impairments by comparing the estimated fair value of each reporting unit with its corresponding net book value, including goodwill. If the net book value of the reporting unit exceeds its fair value, the second step of the impairment test determines the potential impairment loss by comparing the estimated fair value of goodwill with its carrying amount. If the estimated fair value of goodwill is less than the carrying amount, the carrying value of goodwill is adjusted to reflect its estimated fair value. As a result, a severe and sustained reduction in one of our platform's operations could lead to an impairment charge. As described in Note 8, we performed our annual impairment test as of October 1, 2003, and recorded a goodwill impairment pre-tax charge associated with our Oregon platform of $37.9 million in accordance with SFAS No. 142.

        All other intangible assets are deemed to have definite lives and are amortized on a straight-line basis over the life of the asset ranging from 3-15 years and are tested for impairment when circumstances indicate that the carrying value of the asset might be impaired.

Fair Value of Financial Instruments

        Financial instruments consist primarily of accounts receivable, accounts payable, restricted marketable securities, floor plan notes payable, long-term debt and interest rate swap agreements (see Note 12). The carrying amounts of our accounts receivable, accounts payable, restricted investments and floor plan notes payable approximate fair value due either to length of maturity or existence of variable interest rates, which approximate market rates. As of December 31, 2003, our 9% Senior Subordinated Notes due 2012 and our 8% Senior Subordinated Notes due 2014 had a carrying value of $250.0 million and $200.0 million, respectively, and a fair market value, based on current market prices, of $263.8 million and $202.0 million, respectively.

Equity-Based Compensation

        We account for equity-based compensation issued to employees in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. The following table provides pro forma net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123 "Accounting for Stock—Based Compensation," and as amended by SFAS No. 148 "Accounting for Stock—Based Compensation-Transition and Disclosure."

	2003	2002	2001
	(in thousands, except per share data)
Net income	$15,187	$38,085	$44,184
Adjustment to net income:
Stock-based compensation expense included in net income, net of tax	69	82	—
Pro forma stock-based compensation expense, net of tax	(3,676)	(3,636)	(566)

Pro forma net income	$11,580	$34,531	$43,618

Net income per common share—basic (as reported)	$0.47	$1.15

Pro forma net income per common share—basic	$0.35	$1.04

Net income per common share—diluted (as reported)	$0.46	$1.15

Pro forma net income per common share—diluted	$0.35	$1.04

Derivative Instruments and Hedging Activities

        We utilize derivative financial instruments to manage our capital structure, not for speculation. The types of risks hedged are those relating to the variability of future earnings, cash flows and changes in the fair value of our financial instruments caused by movements in interest rates. We document our risk management strategy and assess hedge effectiveness at the inception and during the term of each hedge.

        Derivatives are reported at fair value on the accompanying Consolidated Balance Sheets. The gain or loss on the effective portion of a hedge is initially reported as a component of other comprehensive income (loss). Amounts in accumulated other comprehensive income are reclassified into net income in the same period in which the hedge transaction affects earnings. The measurement of hedge ineffectiveness is based on a comparison of the change in fair value of the actual interest rate swap and the change in fair value of a hypothetical interest rate swap with terms that identically match the critical terms of the debt. The ineffective portion of these interest rate swaps is reported in other income (expense) in the accompanying Consolidated Statements of Income.

Revenue Recognition

        Revenue from the sale of new and used vehicles is recognized upon delivery, passage of title, signing of the sales contract and approval of financing. Revenue from the sale of parts and services is recognized upon delivery of parts to the customer or when vehicle service work is performed.

Manufacturer incentives and rebates, including holdbacks, are not recognized until earned in accordance with the respective manufacturers' incentive programs.

        We receive commissions from the sale of vehicle service contracts, credit life insurance and disability insurance to customers. In addition, we arrange financing for customers through various institutions and receive commissions equal to the difference between the loan rates charged to customers over predetermined financing rates set by the financing institution.

        We may be charged back ("chargebacks") for financing fees, insurance or vehicle service contract commissions in the event of early termination of the contracts by customers. The revenues from financing fees and commissions are recorded at the time of the sale of the vehicles and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Finance, insurance and vehicle service contract revenues, net of estimated chargebacks, are included in finance and insurance revenue in the accompanying Consolidated Statements of Income.

Advertising

        We expense production and other costs of advertising as incurred, net of earned advertising credits and volume discounts. Advertising expense from continuing operations totaled $50.3 million, $48.2 million and $45.3 million for the years ended December 31, 2003, 2002 and 2001, net of earned advertising credits and volume discounts of $4.9 million, $5.9 million and $3.7 million, respectively, and is included in selling, general and administrative expense in the accompanying Consolidated Statements of Income.

Income Taxes

        We use the liability method to account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized.

        During fiscal year 2001 and in fiscal year 2002 up through the date of our initial public offering, we consisted primarily of limited liability companies and partnerships, which were treated as partnerships for tax purposes. Under this structure, such companies and partnerships were not subject to income taxes. Therefore, no provision for federal or state income taxes was included in the accompanying consolidated financial statements for these limited liability companies and partnerships prior to our initial public offering on March 14, 2002. However, we also have nine subsidiaries that are "C" corporations under the provisions of the U.S. Internal Revenue Code. Accordingly, we followed the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," for earnings of these subsidiaries for all twelve months of 2002 and 2001.

Discontinued Operations

        In accordance with, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," certain amounts reflected in the accompanying Consolidated Balance Sheets as of December 31, 2003 and 2002, have been reclassified to Assets Held for Sale and Liabilities Associated with Assets Held for Sale. In addition, the accompanying Consolidated Statements of Income and Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001, have been reclassified to reflect such operations as of December 31, 2003, as if we had classified those discontinued operations during the respective fiscal years (see Note 14).

Statements of Cash Flows

        The net change in floor plan financing of inventories, which is a customary in our industry, is reflected as an operating activity in the accompanying Consolidated Statements of Cash Flows.

Concentration of Credit Risk

        Financial instruments, which potentially subject us to concentration of credit risk, consist principally of cash deposits. We maintain cash balances in financial institutions with strong credit ratings. Generally, amounts invested with financial institutions are in excess of FDIC insurance limits.

        Concentrations of credit risk with respect to contracts-in-transit and accounts receivable are limited primarily to automakers and financial institutions. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising our customer base.

        For the year ended December 31, 2003, Honda, Ford, Toyota, Nissan, Lexus, Mercedes-Benz, BMW and Acura accounted for 18%, 11%, 9%, 8%, 6%, 6%, 5% and 5% of our revenues from new vehicle sales, respectively. No other franchise accounted for more than 5% of our total new vehicle revenues in 2003.

Segment Reporting

        We follow the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Based upon definitions contained in SFAS No. 131, we have determined that we operate in one segment and have no international operations.

        Our operating businesses (dealerships) deliver the same products and services to a common customer group. Our customers are generally individuals. Our businesses generally follow the same management and marketing strategies, and each operate in a similar regulatory environment. We evaluate performance and allocate resources based on the operating results of our individual dealerships.

New Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIEs"), an interpretation of APB No. 50" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46, as amended in December 2003, is effective in the first quarter of 2004. The adoption of FIN 46 will not impact our results of operations, financial position or financial statement disclosures as we have no VIEs.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 on July 1, 2003 had no impact on our results of operations, financial position or financial statement disclosures.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The adoption of this standard on July 1, 2003 had no impact on our results of operations, financial position or financial statement disclosures.

3.    INITIAL PUBLIC OFFERING

        On March 14, 2002, we offered 4.5 million shares of our common stock at a price of $16.50 per share in our initial public offering ("IPO") resulting in net proceeds of $62.5 million. Upon the closing of the IPO on March 19, 2002, Asbury Automotive Group L.L.C. became a wholly owned direct and indirect subsidiary of Asbury Automotive Group, Inc. Membership interests in the limited liability company were exchanged for 29.5 million shares of our common stock in the new corporation on the basis of 295,000 shares of our common stock for each 1% of membership interest.

4.    ACQUISITIONS

        Acquisitions are accounted for under the purchase method of accounting and the assets acquired and liabilities assumed were recorded at their fair value as of the acquisition dates. The operations of the acquired dealerships are included in the accompanying Consolidated Statements of Income commencing on the date of acquisition.

        During 2003, 2002 and 2001, we acquired seven, six and seven automotive dealerships, respectively, for an aggregate purchase price of $79.9 million, $19.7 million and $56.2 million, respectively. These acquisitions were funded through our acquisition Committed Credit Facility, with the exception of an acquisition in 2001 of which $5.0 million of the aggregate purchase price was satisfied through the issuance of equity interest in certain of our selling shareholders. In addition, we paid $0.8 million in 2002 as final settlement of purchase price contingencies for prior year acquisitions.

        The following table summarizes our acquisitions:

	For the Years Ended December 31,
	2003	2002	2001
	(in thousands)
Cash paid for businesses acquired	$79,866	$19,665	$51,199
Equity issued	—	—	5,000
Goodwill	(42,178)	(10,861)	(40,317)

Estimated fair value of net tangible and other intangible assets acquired	$37,688	$8,804	$15,882

        The allocation of purchase price for acquisitions is as follows:

	For the Years Ended December 31,
	2003	2002	2001
	(in thousands)
Working capital	$3,877	$2,891	$7,213
Fixed assets	4,200	981	6,454
Other assets	—	1,755	153
Goodwill	42,178	10,861	40,317
Franchise rights	30,000	3,000	5,000
Other liabilities	(389)	—	(865)
Acquisition of minority interest (deficit)	—	177	(2,073)

Total purchase price	$79,866	$19,665	$56,199

        The allocation of purchase price to assets acquired and liabilities assumed for certain 2003 acquisitions has been based on preliminary estimates of fair value and may be revised as additional information concerning valuation of such assets and liabilities becomes available. Amounts for certain of the 2003 acquisitions are subject to final purchase price adjustments for items such as settlement of purchase price contingencies and seller's representations regarding the adequacy of certain reserves.

5.    ACCOUNTS AND NOTES RECEIVABLE

Accounts Receivable

        We have agreements to sell certain of our trade receivables, without recourse as to credit risk, in an amount not to exceed $25.0 million per year. The receivables are sold at a discount, which is included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income. The discounts totaled $0.5 million, $0.4 million and $0.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. As December 31, 2003, 2002 and 2001, $20.5 million, $17.5 million and $18.1 million of receivables, respectively, were sold under these agreements and were reflected as reductions of trade accounts receivable.

Notes Receivable—Finance Contracts (included in Other Assets)

        Notes receivable for finance contracts, included in prepaid and other current assets and other assets on the accompanying Consolidated Balance Sheets, have initial terms ranging from 12 to 60 months bearing interest at rates ranging from 8% to 31% and are collateralized by the related vehicles. Notes receivable for finance contracts consists of the following:

	As of December 31,
	2003	2002
	(in thousands)
Gross contract amounts due	$37,831	$34,892
Less—Allowance for credit losses	(4,715)	(4,622)

Notes receivable—finance contracts	33,116	30,270
Current maturities, net	(12,412)	(12,206)

Notes receivable—finance contracts, net of current portion	$20,704	$18,064

        Contractual maturities of gross notes receivable-finance contracts at December 31, 2003 are as follows (in thousands):

2004	$12,412
2005	10,218
2006	9,413
2007	4,959
2008	815
Thereafter	14

Total notes receivable—finance contracts	$37,831

6.    INVENTORIES

        Inventories consist of the following:

	As of December 31,
	2003	2002
	(in thousands)
New vehicles	$517,227	$464,500
Used vehicles	90,683	86,392
Parts and accessories	42,487	40,947

Total inventories	$650,397	$591,839

7.    PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consist of the following:

	As of December 31,
	2003	2002
	(in thousands)
Land	$68,988	$68,390
Buildings and leasehold improvements	187,639	175,808
Machinery and equipment	46,363	35,688
Furniture and fixtures	28,629	28,333
Company vehicles	8,899	9,261

Total	340,518	317,480
Less—Accumulated depreciation	(73,527)	(60,175)

Property and equipment, net	$266,991	$257,305

        During 2003 and 2002, we capitalized $0.8 million and $0.9 million, respectively, of interest in connection with various capital expansion projects. Depreciation expense from continuing operations was $19.3 million, $18.0 million and $16.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        For the year ended December 31, 2003, we sold, in connection with six sale/leaseback agreements, certain land and buildings for $23.1 million. In connection with the sale of certain of these assets, we recognized a loss of $0.2 million, which is included in gain (loss) on the sale of assets on the accompanying Consolidated Statements of Income. In connection with the sale of certain other of these assets, we recognized a gain of $0.3 million, which is included in other assets on the accompanying Consolidated Balance Sheets and is being amortized as an offset to rent expense over the lease term. Under the terms of these agreements, we entered into long-term operating leases on the facilities, currently ranging from 15 to 22 years.

8.    GOODWILL AND INTANGIBLE ASSETS

2003 Goodwill Impairment

        We test our goodwill and indefinite lived intangible assets annually using a discounted cash flow valuation model. In accordance with SFAS No. 142, impairment of goodwill occurs if the net book value of a reporting unit exceeds its estimated fair value. We retained a third-party valuation firm to assist in determining the implied fair value of goodwill at our Oregon platform. Upon completion of our impairment test as of October 1, 2003, we recorded a non-cash impairment charge of $37.9 million ($29.2 million after-tax) to reduce the carrying value of goodwill associated with our Oregon platform.

        The decrease in the estimated fair value of the Oregon platform from the estimated fair value measured in prior period impairment tests primarily reflects:

  •
  a delay in the expected recovery of the Oregon platform following changes at the top level of platform management;

  •
  a reduction in retail used vehicle sales volumes due to manufacturer rebates and incentives on new vehicles;

  •
  a delay in the timing of the anticipated recovery of the Oregon economy; and

  •
  a decline in our market share.

        We expect improvement at our Oregon platform in the future through productivity initiatives, recent changes at the top level of management and expense reduction initiatives implemented by the new management team. While we expect the local economy to recover due to the projected overall improvement in the United States economy, the projections used in our goodwill impairment test do not include the impacts of any such recovery. We must exercise significant judgment in assessing the recoverability of goodwill and we can provide no assurance that future impairment charges will not be required if the performance of our platforms, including our Oregon platform, does not meet or exceed the projections of future cash flow used in our impairment test.

Goodwill and Manufacturer Franchise Rights

        Goodwill represents the excess of cost of businesses acquired over the fair market value of the identifiable net assets. Goodwill is allocated to each reporting unit at the platform level. The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 are as follows (in thousands):

Balance as of December 31, 2001	$392,856
Additions related to current year acquisitions	10,861
Additions related to prior year acquisitions	274
Goodwill associated with current year divestitures	(1,858)

Balance as of December 31, 2002	402,133
Additions related to current year acquisitions	42,178
Additions related to prior year acquisitions	6
Goodwill impairment—Oregon platform	(37,930)
Goodwill associated with current year divestitures	(1,871)
Other adjustments	(373)

Balance as of December 31, 2003	$404,143

        Goodwill amortization expense for the year ended December 31, 2001 was $9.6 million. Before the adoption of SFAS No.142 on January 1, 2002, goodwill was being amortized over 40 years. If goodwill had not been amortized, income before income taxes, minority interest, and discontinued operations would have been $56.4 million and net income would have been $53.8 million for the year ended December 31, 2001.

        The fair market value of our manufacturer franchise rights is determined at the acquisition date through discounting the projected cash flows attributable to each franchise. For the year ended December 31, 2003 and 2002, we allocated $30.0 million and $2.0 million, respectively, of the purchase price of our acquisitions to manufacturer franchise rights. Manufacturer franchise rights totaled $38.0 million and $8.0 million as of December 31, 2003 and 2002, respectively.

Intangible Assets with Definite Lives

        Intangible assets consist of the following (included in other assets on the accompanying Consolidated Balance Sheets):

	As of December 31,
	2003	2002
	(in thousands)
Amortizable intangible assets-
Noncompete agreements	$5,331	$5,331
Lease agreements (amortization is included in rent expense)	6,527	6,527

Total	11,858	11,858
Less: Accumulated amortization	(8,665)	(7,369)

Definite—lived intangible assets, net	$3,193	$4,489

        Amortization expense from continuing operations was $0.9 million, $1.0 million and $1.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Future estimated amortization expense is as follows (in thousands):

For the years ended December 31:
2004	$488
2005	105
2006	100
2007	100
2008	100
Thereafter	$2,300

9.    ASSETS HELD FOR SALE

        Assets and liabilities classified as held for sale as of December 31, 2003 and 2002 include dealerships held for sale, real estate held for sale and certain land and buildings which we intend to sell under sale/leaseback agreements in the future. A summary of balance sheet information related to assets and liabilities held for sale is as follows:

	As of December 31,
	2003	2002
	(in thousands)
Assets:
Inventories	$2,116	$12,952
Property and equipment, net	27,417	16,867
Other	—	40

Total assets	29,533	29,859
Liabilities:
Floor plan notes payable	1,954	11,828
Other liabilities	22,778	125

Total liabilities	24,732	11,953

Net assets held for sale	$4,801	$17,906

        In connection with anticipated sale/leaseback transactions, we incurred costs associated with the acquisition of real estate and the construction of facilities that are expected to be completed and sold within one year. Accordingly, these costs are included in Assets Held for Sale on the accompanying Consolidated Balance Sheets. The book value of the land and construction-in-progress totaled $22.8 million and $8.3 million as of December 31, 2003 and December 31, 2002, respectively. Under these agreements, an unaffiliated third party purchased land at its fair value and is advancing funds to us equal to the cost of construction incurred for the facilities. We capitalize the cost of the land, construction and rent during the construction period, and record a corresponding liability equal to the amount of the advanced funds, included in Liabilities Associated with Assets Held for Sale on the accompanying Consolidated Balance Sheets.

        In connection with certain sale/leaseback transactions we have entered into agreements with the lessor under which we have either transferred title of the land we owned in exchange for an advance equal to the fair value of the land, or the lessor has purchased land on our behalf. In both instances, the lessor has committed to advance us the cost of constructing dealership facilities on the related land, as incurred. We have granted the lessor an option to require us to repurchase the land and return all advances if we do not complete the agreed upon construction of the dealership facilities within a specified time period. As a result of this option, we continue to carry the cost of the land in assets held for sale on the accompanying Consolidated Balance Sheets. We are currently constructing the dealership facilities and expect that construction will be completed within the time period specified under these agreements. Upon completion of the construction, we will execute the sale/leaseback agreements and transfer the ownership of the dealership facilities to the third party, satisfying the related obligations, and remove the cost of the land and the related liability from the accompanying Consolidated Balance Sheets. As the capital expenditures and related advances from the lessors have already been reflected in the accompanying Consolidated

Statements of Cash Flows, the final execution of these sales/leaseback transactions will have no effect on our liquidity.

10.    FLOOR PLAN NOTES PAYABLE

        We finance a substantial portion of our new vehicle inventory and a portion of our used vehicle inventory under our floor plan financing credit facilities (the "Floor Plan Facilities"). The Floor Plan Facilities also provide used vehicle financing up to a fixed percentage of the value of each financed used vehicle. We are required to make monthly interest payments on the amount financed, but are not required to repay the principal prior to the sale of the vehicle. These Floor Plan Facilities require a guarantee from each of our intermediate subsidiaries, and participating subsidiary dealers grant a blanket lien on all of our assets and the assets of such subsidiaries, including a security interest in the financed vehicles as well as the related sales proceeds. The terms of our Floor Plan Facilities impose upon our subsidiaries and us certain financial covenants. As of December 31, 2003, we were in compliance with these financial covenants.

        On June 6, 2003, in connection with our First Amended and Restated Credit Agreement (see Note 11), total availability under the Floor Plan Facilities was reduced from $750.0 million to $695.0 million, which is distributed among our lenders as follows (in thousands):

Ford Motor Credit Company	$275,000
DaimlerChrysler Financial Services North America, L.L.C.	315,000
General Motors Acceptance Corporation	105,000

Total Floor Plan Facilities	$695,000

        In addition, we have total availability of $32.2 million as of December 31, 2003, under ancillary floor plan facilities with Comerica Bank and Navistar Financial for our heavy trucks business within our Atlanta platform. As of December 31, 2003 and 2002, we had $602.2 million and $528.6 million outstanding, respectively, under our floor plan notes payable.

        Amounts financed under the floor plan notes payable bear interest at variable rates, which are typically based on LIBOR or the prime rate. The weighted average interest rate on our floor plan notes payable was 3.4% and 3.9% for the years ended December 31, 2003 and 2002, respectively.

11.    LONG-TERM DEBT

        Long-term debt consists of the following:

	As of December 31,
	2003	2002
	(in thousands)
9% Senior Subordinated Notes due 2012	$250,000	$250,000
8% Senior Subordinated Notes due 2014	200,000	—
Term notes payable to financing institutions bearing interest at a variable rate (the weighted average interest rates, excluding amortization of deferred finance fees, were 6.2% and 6.6% for the years ended December 31, 2003 and 2002, respectively)	—	88,549
Mortgage notes payable to banks and financing institutions bearing interest at fixed and variable rates (the weighted average interest rates were 4.7% and 5.5% for years ended December 31, 2003 and 2002, respectively)	116,664	116,864
Notes payable to financing institutions collateralized by loaner vehicles bearing interest at variable rates (the weighted average interest rates were 3.6% and 4.9% for the years ended December 31, 2003 and 2002, respectively), maturing at various dates during 2004	15,744	10,357
Non-interest bearing note payable to former shareholders of one of our subsidiaries, net of unamortized discount of $371 and $698 as of December 31, 2003 and 2002, respectively, determined at an effective interest rate of 6.8%, payable in semiannual installments of approximately $913, due January 2006, collateralized by marketable securities	4,228	5,727
Capital lease obligations	4,226	1,177
Other notes payable	1,516	2,478

	592,378	475,152
Less—current portion	(33,250)	(36,412)

Long—term portion	$559,128	$438,740

        The aggregate maturities of long-term debt at December 31, 2003, are as follows (in thousands):

2004	$33,250
2005	23,493
2006	17,133
2007	23,341
2008	4,204
Thereafter	490,957

$592,378

9% Senior Subordinated Notes due 2012

        On June 5, 2002, we issued our 9% Senior Subordinated Notes due 2012 in the aggregate principal amount of $250.0 million, receiving net proceeds of $242.1 million. The costs related to the issuance of the notes were capitalized and are being amortized to interest expense over the term of the notes. The net proceeds from the notes issuance were utilized to repay a substantial portion of the outstanding indebtedness under our Committed Credit Facility (as described below).

We pay interest on these notes on June 15 and December 15 of each year until maturity on June 15, 2012. At any time on or after June 15, 2007, we may, at our option, choose to redeem all or a portion of these notes at the redemption prices set forth in the indenture governing our 9% Senior Subordinated Notes due 2012. On or before June 15, 2005, we may, at our option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the notes at a redemption price set forth in the note indenture and unpaid interest thereon. At any time before June 15, 2007, we may, at our option, choose to redeem all or a portion of the notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the note indenture.

        Our 9% Senior Subordinated Notes due 2012 are guaranteed by substantially all of our current subsidiaries and all of our future domestic restricted subsidiaries that have outstanding indebtedness, incur or guarantee any other indebtedness. The 9% Senior Subordinated Notes due 2012 and the subsidiary guarantees rank behind all of our and the subsidiary guarantors' current and future indebtedness, other than trade payables, except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, the 9% Senior Subordinated Notes due 2012 and subsidiary guarantees. The 9% Senior Subordinated Notes due 2012 rank equally with all of our and our subsidiary guarantors' existing and future senior subordinated indebtedness, including the 8% Subordinated Notes due 2014 and our subsidiaries' guarantees thereof, except for guarantees of our 8% Senior Subordinated Notes due 2014 by our present and future Toyota and Lexus dealership subsidiaries, which guarantee the 9% Senior Subordinated Notes due 2012, but do not guarantee the 8% Senior Subordinated Notes due 2014, except under certain circumstances. The terms of our 9% Senior Subordinated Notes due 2012, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness and sell assets.

8% Senior Subordinated Notes due 2014

        On December 23, 2003, we issued our 8% Senior Subordinated Notes due 2014 in the aggregate principal amount of $200.0 million, receiving net proceeds of $193.3 million. The issuance of the notes was exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. We expect to exchange the notes in a registered offering for $200 million of new notes with identical terms during the first quarter of 2004. The costs related to the issuance of these notes were capitalized and are being amortized to interest expense over the term of these notes. The net proceeds from the issuance of our 8% Senior Subordinated Notes due 2014 were used to repay all of our outstanding indebtedness under our Committed Credit Facility (as defined below). We pay interest on these notes on March 15 and September 15 of each year until maturity on March 15, 2014. At any time on or after March 15, 2009, we may, at our option, choose to redeem all or a portion of these notes at the redemption prices set forth in the indenture governing our 8% Senior Subordinated Notes due 2014. On or before March 15, 2007, we may, at our option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of these notes at a redemption price set forth in the note indenture and unpaid interest thereon. At any time before March 15, 2009, we may, at our option, choose to redeem all or a portion of these notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the note indenture.

        Our 8% Senior Subordinated Notes due 2014 are guaranteed by all of our current subsidiaries (other than our current Toyota and Lexus dealership subsidiaries) and all of our future domestic restricted subsidiaries (other than our future Toyota and Lexus dealership subsidiaries) that have outstanding indebtedness, incur or guarantee any other indebtedness (see Note 22). Our current Toyota and Lexus dealership subsidiaries do not guarantee these notes and our future Toyota and Lexus subsidiaries will not be required to guarantee these notes, except in certain circumstances. The notes and the subsidiary guarantees rank behind all of our and the subsidiary guarantors' current and future indebtedness, other than trade payables, except any future indebtedness that expressly provides that it ranks equally with, or is subordinated in right of payment to, the notes and subsidiary guarantees. The notes rank equally with all of our and our subsidiary guarantors' existing and future senior subordinated indebtedness, including our 9% Senior Subordinated Notes due 2012 and our subsidiaries' guarantees thereof, except for guarantees of our 9% Senior Subordinated Notes due 2012 by our present and future Toyota and Lexus dealership subsidiaries, which do not and will not be required to guarantee our 8% Senior Subordinated Notes due 2014, except under certain circumstances. The notes are effectively subordinated to all existing and future indebtedness and liabilities of our current and future Toyota and Lexus dealership subsidiaries. The terms of our 8% Senior Subordinated Notes due 2014, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness and sell assets.

Credit Facility-

        On January 17, 2001, we entered into a committed credit facility with Ford Motor Credit Company, General Motors Acceptance Corporation and DaimlerChrysler Services North America, LLC (the "Lenders") with total availability (the "Lenders' Commitment") of $550.0 million. On June 6, 2003, we signed the First Amended and Restated Credit Agreement (the "ARCA"), retaining all the essential provisions of our original committed credit facility, but reducing the Lenders' Commitment to $450.0 million and increasing our working capital borrowing capacity from $25.0 million to $75.0 million. Our decision to amend the existing committed credit facility was driven by our desire to reduce the commitment fee paid to the Lenders, which is based on the unused portion of the facility, and to extend the facility through January 2006. All borrowings under the ARCA and our original committed credit facility (collectively the "Committed Credit Facility") bear interest at variable rates based on one-month LIBOR plus a specified percentage that is dependent upon our adjusted debt level at the end of each calendar quarter.

        In December 2003, we repaid all of the outstanding indebtedness under our Committed Credit Facility with the proceeds from the issuance of our 8% Senior Subordinated Notes due 2014 and simultaneously reduced the Lenders' Commitment to $250.0 million. As of December 31, 2003, we do not have any amounts outstanding under the Committed Credit Facility and have $250.0 million available for future borrowings.

        During the third quarter of 2002, we obtained consent from the Lenders for a cash management sublimit of $75.0 million under our Committed Credit Facility. The cash management sublimit allows us to repay up to $75.0 million of debt outstanding under our Committed Credit Facility using cash that has been centrally collected by our cash management system. We may borrow the net amount repaid under the cash management sublimit on short-term notice for general corporate purposes. Borrowings under the cash management sublimit are limited to the lesser of $75.0 million or the amount outstanding under our Committed Credit Facility. As of December 31, 2003, we had no borrowings available under our cash management sublimit because we did not have any amounts outstanding under our Committed Credit Facility.

        The Committed Credit Facility requires a guarantee from each of our direct and indirect subsidiaries and imposes a blanket lien upon all our assets and the assets of such subsidiaries, and contains covenants that, among other things, place significant restrictions on our ability to incur additional debt, encumber our property and other assets, repay other debt, dispose of assets, invest capital and permit our subsidiaries to issue equity securities. The Committed Credit Facility also imposes mandatory minimum requirements with regard to the terms of our proposed acquisitions, before we can borrow funds under the facility to finance the transactions. The terms of the Committed Credit Facility require us on an ongoing basis to meet certain financial ratios, including a current ratio, as defined in our Committed Credit Facility, of at least 1.2 to 1, a fixed charge coverage ratio, as defined in our Committed Credit Facility, of no less than 1.2 to 1, and a leverage ratio, as defined in our Committed Credit Facility, of no greater than 4.4 to 1. A breach of these covenants or any other of the covenants in the facility would be cause for acceleration of repayment and termination of the facility by the Lenders. This Committed Credit Facility also contains provisions for default upon, among other things, a change of control, a material adverse change, the non-payment of obligations and a default under certain other agreements. The terms of the Committed Credit Facility provides that a default under the Floor Plan Facilities, among other obligations, constitutes a default under the Committed Credit Facility. As of December 31, 2003, we were in compliance with all of the covenants.

        The Committed Credit Facility requires us to apply 80% of the net proceeds of equity offerings and 100% of the net proceeds of debt offerings to outstanding indebtedness under the Committed Credit Facility. Our subsidiaries have guaranteed, and substantially all of our future subsidiaries will be required to guarantee, our obligations under the Committed Credit Facility. Substantially all of our assets not subject to security interests granted to floor plan lenders are subject to security interests to the Lenders. We pay annually in arrears a commitment fee for the Committed Credit Facility of 0.35% of the undrawn amount available to us. The Committed Credit Facility provides for an indefinite series of one-year extensions at our request, if approved by the Lenders at their sole discretion. Conversely, we can terminate the Committed Credit Facility by repaying all of the outstanding balances under the facility and the related uncommitted floor plan lines plus a termination fee. The termination fee, equal to 2% of the Lender's commitment under the Committed Credit Facility as of December 31, 2003, declines to one percent of the Lenders' Commitment under the Committed Credit Facility as of January 17, 2004 and will decline to zero percent as of January 17, 2005.

Mortgage Notes Payable-

        As of December 31, 2003, we had 22 real estate mortgages outstanding at 6 of our platforms. These obligations are collateralized by the related property, plant and equipment with a carrying value of $179.7 million as of December 31, 2003, and mature between 2004 and 2015. Under the terms of our Committed Credit Facility, no guarantees from us or any of our subsidiaries are allowed in support of our mortgage notes; however, certain indebtedness, which was in place prior to the Committed Credit Facility, is subject to guarantees. Our Lenders have taken a second mortgage position behind the respective first lien holder on all of our financed real estate except for one property. As of December 31, 2003, we were in compliance with specific financial ratios and other ongoing covenants required by the terms of certain mortgage debt.

12.    FINANCIAL INSTRUMENTS

        In December 2003, we entered into two forward interest rate swaps with a combined notional principal amount of $200.0 million, which will provide a hedge against changes in the interest rates of our variable rate floor plan notes payable for a period of eight years beginning in March 2006. The swap agreements were designated and qualify as interest rate hedges of future changes in interest rates of our variable rate floor plan indebtedness and we expect that these hedges will contain minor ineffectiveness once they become effective. As of December 31, 2003, the swaps had a fair value of $1.0 million, which was included in other assets and accumulated other comprehensive loss on the accompanying Consolidated Balance Sheet.

        During December 2003, we entered into an interest rate swap agreement with a notional principal amount of $200.0 million as a hedge against changes in the fair value of our 8% Senior Subordinated Notes due 2014. Under the terms of the swap agreement, we are required to make variable rate payments based on six-month LIBOR and receive a fixed rate of 8.0%. This swap agreement was designated and qualifies as a fair value hedge of our fixed rate senior subordinated debt and did not contain any ineffectiveness. As of December 31, 2003, the swap agreement had a fair value of $1.7 million, which was included in other liabilities and accumulated other comprehensive loss on the accompanying Consolidated Balance Sheet.

        In November 2001, we entered into three interest rate swap agreements to reduce the effects of changes in interest rates on our floating LIBOR rate long-term debt during 2001. The agreements had a combined total notional principal amount of $300.0 million, all maturing in November 2003. For the year ended December 31, 2001, the ineffectiveness reflected in earnings was $0.1 million. During 2002 we terminated our three interest rate swap agreements and immediately entered into three new interest rate swap agreements for the same combined notional principal amount, with the same maturity date, November 2003. The new swap agreements also required us to pay fixed rates with a weighted average of approximately 3% and receive in return amounts calculated at one-month LIBOR. The swap agreements were designated and qualified as cash flow hedges of our forecasted variable interest rate payments and did not contain any ineffectiveness. In June 2002, in connection with the issuance of our 9% Senior Subordinated Notes due 2012, we cancelled our three interest rate swap agreements. Upon cancellation of the swaps, we realized a $0.2 million loss, net of tax benefit, in other comprehensive income (loss), which is included in other assets on the accompanying Consolidated Balance Sheets and was amortized as interest expense over the original term of the agreement.

13.    INCOME TAXES

        Effective with our IPO, which closed March 19, 2002, we converted to a corporation and became subject to federal, state and local income taxes. Prior to the conversion to a corporation,

except for nine subsidiaries which were already corporations, Asbury Automotive Group L.L.C. was comprised primarily of limited liability companies and partnerships (with Asbury Automotive Group L.L.C. as the parent), which were treated as one partnership for tax purposes and accordingly we did not record income tax expense or income tax liabilities for these entities. During 2001 and prior to our IPO in 2002, we recorded income tax only for the nine "C" Corporations in accordance with SFAS No. 109, "Accounting for Income Taxes."

        In connection with the IPO and in accordance with SFAS No. 109, we recorded a one-time, non-recurring charge of $11.6 million for deferred taxes upon the exchange of the limited liability company interests in Asbury Automotive Group L.L.C. for shares of our common stock. This charge reflects the net deferred tax liability associated with the difference between the financial statement and tax basis of our assets and liabilities as of the conversion date.

        The components of our income tax provisions from continuing operations are as follows:

	For the Years Ended December 31,
	2003	2002	2001
	(in thousands)
Current:
Federal	$25,440	$19,920	$4,854
State	2,755	3,716	625

Subtotal	28,195	23,636	5,479
Deferred:
Federal	(6,042)	14,181	(443)
State	(885)	1,501	(56)

Subtotal	(6,927)	15,682	(499)

Total	$21,268	$39,318	$4,980

        A reconciliation of the statutory federal rate to the effective tax rate from continuing operations is as follows:

	For the Years Ended December 31,
	2003	2002	2001
	(in thousands)
Provision at the statutory rate	$14,373	$29,305	$16,948
Increase (decrease) resulting from:
State income tax, net	1,232	4,018	2,298
Goodwill amortization	—	—	204
Impairment of goodwill	5,474	—	—
Net deferred tax liability resulting from conversion to a corporation	—	11,553	—
Tax benefit of L.L.C. structure	—	(5,605)	(14,543)
Other	189	47	73

Provision for income taxes	$21,268	$39,318	$4,980

        The tax effects of these temporary differences representing deferred tax assets (liabilities) result principally from the following:

	December 31,
	2003	2002
	(in thousands)
Reserves and accruals	$11,579	$8,848
Net operating loss and alternative minimum tax credit carryforwards	656	699
Tax goodwill amortization	(16,362)	(18,233)
Depreciation	(7,773)	(10,517)
Other	(812)	(1,026)
Valuation allowance	(656)	(699)

Net deferred tax liability	$(13,368)	$(20,928)

	December 31,
Balance sheet classification:	2003	2002
	(in thousands)
Deferred tax assets:
Current	$11,403	$13,077
Long term	3,292	39
Deferred tax liabilities:
Current	(2,592)	(4,033)
Long term	(25,471)	(30,011)

Net deferred tax liability	$(13,368)	$(20,928)

        We have federal net operating loss ("NOL") carryforwards of $1.2 million and state NOL carryforwards of $4.5 million that are attributable to certain of our "C" corporation subsidiaries and are subject to separate return year limitations. The NOL carryforwards begin to expire in 2015. Pursuant to our accounting policy, a valuation allowance was recorded on these carryforwards.

14.    DISCONTINUED OPERATIONS AND DIVESTITURES

        During the year December 31, 2003, we placed into discontinued operations seven full-service dealership locations (eight franchises), 10 used-only dealership locations and two ancillary businesses. Five full service dealerships and one ancillary business were divested during the year ended December 31, 2003, and two dealerships (three franchises) were held for sale as of December 31, 2003. As of December 31, 2003, all of the 10 used-only dealership locations and the remaining ancillary business had been closed. The accompanying Consolidated Statements of Income for the years ended December 31, 2002 and 2001 have been reclassified to reflect our discontinued operations status as of December 31, 2003, as though the aforementioned businesses had been classified as discontinued operations during each respective fiscal year.

        A summary of statement of income information relating to the discontinued operations is as follows:

	For the Year Ended December 31,
	2003	2002	2001
	(in thousands)
Revenues	$58,644	$121,963	$153,900
Cost of sales	50,900	104,064	125,191

Gross profit	7,744	17,899	28,709
Operating expenses	14,892	25,837	23,255

Income (loss) from operations	(7,148)	(7,938)	5,454
Other, net	(165)	(705)	(1,839)

Net income (loss)	(7,313)	(8,643)	3,615
Loss on disposition of discontinued operations	(123)	(1,622)	—

Income (loss) before income taxes	(7,436)	(10,265)	3,615
Related tax benefit	2,825	3,940	—

Income (loss) from discontinued operations, net of tax	$(4,611)	$(6,325)	$3,615

15.    EARNINGS PER SHARE

        Basic earnings per share is computed by dividing net income by our weighted-average common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted-average common shares and common share equivalents outstanding during the year.

        The following table sets forth the computation of basic and diluted earnings per share:

	For the Year Ended December 31,
	2003	2002
	(in thousands, except per share data)
Net income applicable to common shares:
Continuing operations	$19,798	$44,410
Discontinued operations	(4,611)	(6,325)

Net Income	$15,187	$38,085

Earnings per share:
Basic—
Continuing operations	$0.61	$1.34
Discontinued operations	(0.14)	(0.19)

Net income	$0.47	$1.15

Diluted—
Continuing operations	$0.61	$1.34
Discontinued operations	(0.15)	(0.19)

Net income	$0.46	$1.15

Common shares and common share equivalents:
Weighted-average shares outstanding	32,648	33,065

Basic shares	32,648	33,065
Shares issuable with respect to common share equivalents (stock options)	67	8

Diluted equivalent shares	32,715	33,073

16.    NON-CASH INVESTING AND FINANCING ACTIVITY

        For the years ended December 31, 2003 and 2002, approximately $5.7 million and $4.8 million, respectively, of the proceeds from the sale of dealerships were paid directly to the Lenders of our Committed Credit Facility.

        For the year ended December 31, 2003, approximately $27.1 million of the proceeds from sale/leaseback transactions were paid directly to our lenders.

        During the years ended December 31, 2003, 2002 and 2001 we entered into capital leases for land and buildings of $3.7 million, $–  and $0.1 million, respectively.

        During 2003, 2002 and 2001, we borrowed $17.7 million, $10.1 million and $10.3 million, respectively, under our loaner vehicle financing arrangements in connection with the purchase of loaner vehicles.

17.    OPERATING LEASES

        We lease various facilities and equipment under long-term operating lease agreements, including leases with our shareholders/employees or entities controlled by our shareholders/employees. In instances where we entered into leases in which the rent escalates at fixed rates over time, we record the rent expense on a straight-line basis over the life of the lease. Rent expense from continuing operations amounted to $32.7 million, $27.6 million and $24.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. Of these amounts, $13.4 million, $13.8 million and $12.2 million, respectively, were paid to entities controlled by our shareholders or employees.

        Future minimum payments under long-term, non-cancelable operating leases as of December 31, 2003, are as follows:

	Related Parties	Third Parties	Total
	(in thousands)
2004	$14,575	$25,121	$39,696
2005	14,579	24,045	38,624
2006	14,355	22,530	36,885
2007	14,375	21,297	35,672
2008	13,654	20,978	34,632
Thereafter	19,116	174,381	193,497

Total	$90,654	$288,352	$379,006

        We have an option to acquire certain properties from one of our directors, which we currently lease. The purchase option, initially based on the aggregate appraised value, adjusts each year for movements in the Consumer Price Index. The purchase option of $52.2 million as of December 31, 2003, can only be exercised in total.

18.    COMMITMENTS AND CONTINGENCIES

        A significant portion of our vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States of America. As a result, our operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in foreign countries. The United States of America or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices.

        Manufacturers may direct us to implement costly capital improvements to dealerships as a condition upon entering into franchise agreements with them. Manufacturers also typically require that their franchises meet specific standards of appearance. These factors, either alone or in combination, could cause us to divert our financial resources to capital projects from uses that management believes may be of higher long-term value, such as acquisitions.

        Substantially all of our facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor do we expect such compliance to have, any material effect upon our capital expenditures, net earnings, financial condition, liquidity or competitive position. We believe that our current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

        We are involved in legal proceedings and claims, which arise in the ordinary course of our business and with respect to certain of these claims, we have been indemnified by the sellers of dealerships we have acquired. We do not expect that the amount of ultimate liability with respect to these actions will materially affect our financial condition, liquidity, results of operations or financial statement disclosures.

        Our dealerships hold dealer agreements with a number of vehicle manufacturers. In accordance with the individual dealer agreements, each dealership is subject to certain rights and restrictions typical of the industry. The ability of the manufacturers to influence the operations of the dealerships or the loss of a dealer agreement could have a negative impact on our operating results.

        We have guaranteed two loans made by financial institutions either directly to management or to non-consolidated entities controlled by management, which totaled approximately $4.3 million at December 31, 2003. One of these guarantees, made on behalf of a former platform executive, was made in conjunction with the former executive acquiring equity in us. The primary obligor of this note is the former platform executive. This guarantee was made in November 1998. In each of these cases we believed that it was important for each of the individuals to have equity at risk. The second guarantee is made by a corporation we acquired in October 1998 and guarantees an industrial revenue bond, which we are legally required to guarantee. The primary obligor of the note is a non-dealership business entity and that entity's partners as individuals.

19.    RELATED PARTY TRANSACTIONS

        Certain of our directors, shareholders and their affiliates, and platform management, have engaged in transactions with us. These transactions primarily relate to long-term operating leases of facilities (see Note 17). We believe that these transactions and our other related party transactions involve terms comparable to terms that would be obtained from unaffiliated third parties.

        For the years ended December 31, 2003, 2002 and 2001, $0.6 million, $1.0 million and $1.5 million, respectively, was paid to an advertising entity in which one of our directors had a substantial interest.

        During 2003 and 2002, we paid $0.1 million and $0.3 million, respectively, in legal fees to a law firm in which one of our directors was Of Counsel.

        In 2003, we sold land to one of our directors for $0.8 million and entered into a long-term operating lease with the director for the property. The land is contiguous to other property owned by this director, for which we currently have long-term operating leases. We purchased the land for $0.8 million in January 2003.

        In 2003, we acquired one dealership facility consisting of five franchises from an executive of one of our platforms for $8.0 million.

        In 2002, we acquired land from one of our directors for $3.7 million for the purpose of expanding the operations of one of our dealerships facilities and for the construction of a new body shop facility.

20.    EQUITY BASED ARRANGEMENTS

        In connection with the IPO on March 14, 2002, all options to acquire membership interests in the equity of the limited liability company were exchanged for 1,072,738 options to purchase common stock in Asbury Automotive Group, Inc. As a result, we have established two fixed stock option plans under which we may grant non-qualified stock options to our officers and employees at prices granted at fair market value on the date of the grant. For all the plans, the stock options become exercisable over a three-year vesting period and expire ten years after the grant date. As of December 31, 2003, there were 5,800,730 stock options available for grant under our stock option plans, of which 2,798,397 were outstanding.

        The following table summarizes our outstanding member interest stock options:

Membership Interest Percentage
Options outstanding January 1, 2001	.004%
Granted	.039
Canceled	(.002)

Options outstanding December 31, 2001	.041%
Granted	.007

Options outstanding March 13, 2002	.048%

        On March 14, 2002 in connection with our IPO, member interest options outstanding were converted to stock options to purchase shares of our common stock.

	Stock Options	Weighted Average Exercise Price
Options outstanding March 14, 2002	1,072,738	$16.56
Granted	1,072,439	$16.05
Cancelled	(32,756)	$16.12

Options outstanding December 31, 2002	2,112,421	$16.31
Granted	942,850	$12.03
Exercised	(22,008)	$13.43
Canceled	(234,866)	$14.78

Options outstanding December 31, 2003	2,798,397	$15.02

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contract Life Years	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$5.00 – $9.99	53,500	9.0	$7.74	11,167	$8.75
$10.00 – $14.99	1,013,112	8.8	$11.77	111,487	$13.33
$15.00 – $19.99	1,731,785	8.2	$17.14	584,509	$17.11

	2,798,397			707,163

        We apply APB No. 25 and the related interpretations in accounting for our stock option plans. Accordingly, we are required to provide the expanded disclosures required under SFAS No. 148 for stock-based compensation granted, including disclosure of pro forma net earnings and earnings per share had compensation expense relating to the grants been measured under the fair value recognition provisions of SFAS No. 123 (see Note 2). The weighted average fair value of stock options granted during 2003, 2002 and 2001 were $6.63, $8.17 and $9.00, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	2003	2002	2001
Expected life of option	5 years	5 years	5 years
Risk-free interest rate	2.7%	4.7%	4.2%
Expected volatility	63%	55%	54%
Expected dividend yield	0%	0%	0%

21.    RETIREMENT PLANS

        Prior to 2001, we and several of our subsidiaries had existing 401(k) salary deferral/savings plans for the benefit of substantially all of our employees. In 2001, we consolidated all of our existing 401(k) salary deferral/savings plans into one plan (the "Plan") with the exception of one platform's plan. Employees are eligible to participate in the Plan after one year of service. Employees electing to participate in the Plan may contribute up to 40% of their annual compensation limited to the maximum amount that can be deducted for income tax purposes each year. We match 50% of each employee's contributions up to 4%, with a maximum match of 2% of an employee's salary. Participants vest evenly over three years after entering the Plan. Expenses from continuing operations related to employer matching contributions totaled $2.4 million, $2.5 million and $2.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

22.    CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        Our 8% Senior Subordinated Notes due 2014 are guaranteed by all of our current subsidiaries, other than our current Toyota and Lexus dealership subsidiaries, and all of our future domestic restricted subsidiaries, other than our future Toyota and Lexus dealership facilities. The following tables set forth, on a condensed consolidating basis, our balance sheets, statements of income and statements of cash flows, for our guarantor and non-guarantor subsidiaries for all financial statement periods presented in our Consolidated Financial Statements.

 Condensed Consolidating Balance Sheet

December 31, 2003

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$98,927	$7,784	$—	$106,711
Inventories	—	601,923	48,474	—	650,397
Other current assets	—	206,910	47,991	—	254,901

Total current assets	—	907,760	104,249	—	1,012,009
Property and equipment, net	—	262,450	4,541	—	266,991
Goodwill	—	342,831	61,312	—	404,143
Other assets	—	90,800	10,803	—	101,603
Investment in subsidiaries	433,707	69,240	—	(502,947)	—
Assets held for sale	—	29,533	—	—	29,533

Total assets	$433,707	$1,702,614	$180,905	$(502,947)	$1,814,279

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Floor plan notes payable	$—	$558,586	$43,581	$—	$602,167
Other current liabilities	—	93,064	61,795	—	154,859

Total current liabilities	—	651,650	105,376	—	757,026
Long-term debt	—	559,079	49	—	559,128
Other liabilities	—	33,446	6,240	—	39,686
Liabilities associated with assets held for sale	—	24,732	—	—	24,732
Shareholders' equity	433,707	433,707	69,240	(502,947)	433,707

Total liabilities and shareholders' equity	$433,707	$1,702,614	$180,905	$(502,947)	$1,814,279

 Condensed Consolidating Balance Sheet

December 31, 2002

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$—	$18,779	$3,834	$—	$22,613
Inventories	—	541,728	50,111	—	591,839
Other current assets	—	195,596	39,541	—	235,137

Total current assets	—	756,103	93,486	—	849,589
Property and equipment, net	—	252,338	4,967	—	257,305
Goodwill	—	340,821	61,312	—	402,133
Other assets	—	62,895	3,863	—	66,758
Investment In subsidiaries	426,951	58,911	—	(485,862)	—
Assets held for sale	—	29,859	—	—	29,859

Total assets	$426,951	$1,500,927	$163,628	$(485,862)	$1,605,644

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Floor plan notes payable	$—	$484,134	$44,457	$—	$528,591
Other current liabilities	—	99,205	54,652	—	153,857

Total current liabilities	—	583,339	99,109	—	682,448
Long-term debt	—	438,523	217	—	438,740
Other liabilities	—	40,161	5,391	—	45,552
Liabilities associated with assets held for sale	—	11,953	—	—	11,953
Shareholders' equity	426,951	426,951	58,911	(485,862)	426,951

Total liabilities and shareholders' equity	$426,951	$1,500,927	$163,628	$(485,862)	$1,605,644

 Condensed Consolidating Statement of Income

For the Year Ended December 31, 2003

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$—	$4,145,551	$645,634	$(14,680)	$4,776,505
Cost of sales	—	3,495,577	555,304	(14,680)	4,036,201

Gross profit	—	649,974	90,330	—	740,304
Operating expenses:
Selling, general and administrative	—	514,030	66,908	—	580,938
Depreciation and amortization	—	18,683	1,529	—	20,212
Impairment of goodwill	—	37,930	—	—	37,930

Income from operations	—	79,331	21,893	—	101,224
Other income (expense):
Floor plan interest expense	—	(17,403)	(1,397)	—	(18,800)
Other interest expense	—	(36,405)	(3,833)	—	(40,238)
Other expense	—	(689)	(431)	—	(1,120)
Equity in earnings of subsidiaries	15,187	10,064	—	(25,251)	—

Total other expense, net	15,187	(44,433)	(5,661)	(25,251)	(60,158)

Income from continuing operations before income taxes	15,187	34,898	16,232	(25,251)	41,066
Income tax expense	—	15,100	6,168	—	21,268

Net income from continuing operations	15,187	19,798	10,064	(25,251)	19,798
Loss from discontinued operations	—	(4,611)	—	—	(4,611)

Net income	$15,187	$15,187	$10,064	$(25,251)	$15,187

 Condensed Consolidating Statement of Income

For the Year Ended December 31, 2002

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$—	$3,821,167	$609,200	$(15,102)	$4,415,265
Cost of sales	—	3,207,889	526,160	(15,102)	3,718,947

Gross profit	—	613,278	83,040	—	696,318
Operating expenses:
Selling, general and administrative	—	475,064	62,782	—	537,846
Depreciation and amortization	—	17,345	1,717	—	19,062

Income from operations	—	120,869	18,541	—	139,410
Other income (expense):
Floor plan interest expense	—	(16,470)	(1,390)	—	(17,860)
Other interest expense	—	(35,919)	(2,504)	—	(38,423)
Other income	—	554	47	—	601
Equity in earnings of subsidiaries	38,085	7,913	—	(45,998)	—

Total other expense, net	38,085	(43,922)	(3,847)	(45,998)	(55,682)

Income from continuing operations before income taxes	38,085	76,947	14,694	(45,998)	83,728
Income tax expense	—	23,568	4,197	—	27,765
Tax adjustment upon conversion from an LLC to a corporation	—	8,969	2,584	—	11,553

Net income from continuing operations	38,085	44,410	7,913	(45,998)	44,410
Loss from discontinued operations	—	(6,325)	—	—	(6,325)

Net income	38,085	38,085	7,913	(45,998)	38,085
Pro forma income tax expense (benefit):
Income tax expense	—	3,648	1,651	—	5,299
Tax adjustment upon conversion from an L.L.C. to a corporation	—	(8,969)	(2,584)	—	(11,553)

Tax affected pro forma net income	$38,085	$43,406	$8,846	$(45,998)	$44,339

 Condensed Consolidating Statement of Income

For the Year Ended December 31, 2001

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Revenues	$—	$3,561,585	$602,550	$(13,346)	$4,150,789
Cost of sales	—	2,998,907	521,480	(13,346)	3,507,041

Gross profit	—	562,678	81,070	—	643,748
Operating expenses:
Selling, general and administrative	—	438,830	59,303	—	498,133
Depreciation and amortization	—	23,309	4,336	—	27,645

Income from operations	—	100,539	17,431	—	117,970
Other income (expense):
Floor plan interest expense	—	(23,300)	(2,765)	—	(26,065)
Other interest expense	—	(41,285)	(3,196)	—	(44,481)
Other income (expense)	—	(689)	54	—	(635)
Equity in earnings of subsidiaries	44,184	11,524	—	(55,708)	—

Total other expense, net	44,184	(53,750)	(5,907)	(55,708)	(71,181)

Income from continuing operations before income taxes and minority interest	44,184	46,789	11,524	(55,708)	46,789
Income tax expense	—	4,980	—	—	4,980
Minority interest in subsidiary earnings	—	1,240	—	—	1,240

Net income from continuing operations	44,184	40,569	11,524	(55,708)	40,569
Income from discontinued operations	—	3,615	—	—	3,615

Net income	$44,184	$44,184	$11,524	$(55,708)	$44,184

 Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2003

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Net cash provided by operating activities	$—	$90,439	$6,171	$—	$96,610
Cash flow from investing activities:
Capital expenditures	—	(53,523)	(1,110)	—	(54,633)
Acquisitions	—	(79,866)	—	—	(79,866)
Other investing activities	—	9,653	—	—	9,653

Net cash used in investing activities	—	(123,736)	(1,110)	—	(124,846)
Cash flow from financing activities:
Proceeds from issuance of senior subordinated notes	—	200,000	—	—	200,000
Proceeds from borrowings	—	115,510	—	—	115,510
Payment of debt issuance costs	—	(6,740)	—	—	(6,740)
Repayments of debt	—	(192,446)	(1,111)	—	(193,557)
Purchase of treasury stock	—	(9,700)	—	—	(9,700)
Proceeds from sale leaseback transactions	—	9,536	—	—	9,536
Distributions to members	—	(3,010)	—	—	(3,010)
Other financing activities	—	295	—	—	295

Net cash provided by (used in) financing activities	—	113,445	(1,111)	—	112,334

Net increase in cash and cash equivalents	—	80,148	3,950	—	84,098
Cash and cash equivalents, beginning of year	—	18,779	3,834	—	22,613

Cash and cash equivalents, end of year	$—	$98,927	$7,784	$—	$106,711

 Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2002

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Net cash provided by (used in) operating activities	$—	$66,405	$(1,284)	$—	$65,121
Cash flow from investing activities:
Capital expenditures	—	(53,775)	(817)	—	(54,592)
Acquisitions	—	(20,459)	—	—	(20,459)
Other investing activities	—	6,577	—	—	6,577

Net cash used in investing activities	—	(67,657)	(817)		(68,474)
Cash flow from financing activities:
Proceeds from issuance of senior subordinated notes	—	250,000	—	—	250,000
Proceeds from borrowings	—	71,108	—	—	71,108
Payment of debt issuance costs	—	(8,742)	—	—	(8,742)
Repayments of debt	—	(391,901)	(4,276)	—	(396,177)
Proceeds from initial public offering, net	—	65,415	—	—	65,415
Purchase of treasury stock	—	(5,364)	—	—	(5,364)
Distributions to members	—	(11,580)	—	—	(11,580)
Other financing activities	—	800	—	—	800

Net cash used in financing activities	—	(30,264)	(4,276)	—	(34,540)

Net decrease in cash and cash equivalents	—	(31,516)	(6,377)	—	(37,893)
Cash and cash equivalents, beginning of year	—	50,295	10,211	—	60,506

Cash and cash equivalents, end of year	$—	$18,779	$3,834	$—	$22,613

 Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2001

	Parent Company	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
Net cash provided by operating activities	$—	$87,147	$8,268	$—	$95,415
Cash flow from investing activities:
Capital expenditures	—	(47,259)	(1,663)	—	(48,922)
Acquisitions	—	(50,150)	—	—	(50,150)
Other investing activities	—	1,889	—	—	1,889

Net cash used in investing activities	—	(95,520)	(1,663)	—	(97,183)
Cash flow from financing activities:
Proceeds from borrowings	—	399,717	—	—	399,717
Payment of debt issuance costs	—	(12,530)	—	—	(12,530)
Repayments of debt	—	(340,941)	(2,460)	—	(343,401)
Payments related to initial public offering	—	(2,437)	—	—	(2,437)
Distributions to members	—	(22,606)	—	—	(22,606)
Repurchase of members' equity	—	(3,710)	—	—	(3,710)

Net cash provided by (used in) financing activities	—	17,493	(2,460)	—	15,033

Net increase in cash and cash equivalents	—	9,120	4,145	—	13,265
Cash and cash equivalents, beginning of year	—	41,175	6,066	—	47,241

Cash and cash equivalents, end of year	$—	$50,295	$10,211	$—	$60,506

23. CONDENSED QUARTERLY REVENUES AND EARNINGS (UNAUDITED):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(in thousands, except per share data)
Year Ended December 31, 2003
Revenues(1)	$1,080,483	$1,246,244	$1,284,968	$1,164,810

Gross profit(1)	$172,181	$190,741	$197,893	$179,489

Net income (loss)(3)	$7,097	$12,273	$16,244	$(20,427)

Net income (loss) per common share:
Basic(3)	$0.21	$0.38	$0.50	$(0.63)

Diluted(3)	$0.21	$0.38	$0.50	$(0.62)

Year Ended December 31, 2002
Revenues(1)	$1,042,407	$1,122,205	$1,190,224	$1,060,429

Gross profit(1)	$167,397	$177,053	$184,125	$167,743

Net income	$5,162	$12,780	$14,644	$5,499

Net income per common share:
Basic(2)	$0.17	$0.38	$0.43	$0.16

Diluted(2)	$0.17	$0.37	$0.43	$0.16

(1)
For the first three quarters of 2003 and 2002, both revenues and gross profit were different from the comparable amounts previously reported in the filed Form 10-Q. The differences resulted from our reporting units, which were deemed discontinued operations subsequent to the filing of the respective Form 10-Q (see Note 14).

(2)
The sum of income per common share for the four quarters does not equal total income per common share due to changes in the average number of shares outstanding during the respective periods.

(3)
In the fourth quarter of 2003, we recorded a goodwill impairment charge of $37.9 million ($29.2 million after tax) or $0.89 per share.

24. SUBSEQUENT EVENTS

Acquisitions and Divestitures

        During first quarter of 2004, we acquired three automotive dealerships for a total purchase price of $38.2 million and our preliminary allocation of purchase price resulted in $33.6 million to be allocated to goodwill and manufacturer franchise rights. We estimate that the annual revenues of the acquired franchises total $170.0 million, based on historical performance.

        During the first quarter of 2004, we completed the sale of a franchise that was classified as discontinued operations as of December 31, 2003.

Sale/Leaseback Agreement

        During the first quarter of 2004, we entered into an agreement with an unaffiliated third party in connection with future sale/leaseback transactions, under which we intend to sell certain land and buildings with a net book value of approximately $101.0 million to the third party for a sales price in excess of book value and enter into long term operating leases for the related facilities. We intend to use approximately $65.0 million of the proceeds from these transactions to repay the related mortgage indebtedness.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                    Shares

Asbury Automotive
Group, Inc.

Common Stock

Goldman, Sachs & Co.

JPMorgan

Lehman Brothers

Stephens Inc.

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.1

Registration Fee	$17,435
Legal Fees and expenses	500,000
Accountants' Fees and expenses	50,000
Printing and Engraving	150,000
Miscellaneous	32,565

Total	$750,000

(1)
All amounts, other than the registration fee, are estimated and are subject to future contingencies.

Item 15. Indemnification of Directors and Officers.

        The Certificate of Incorporation (the "Certificate") of the Company provides that a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law (the "DGCL") as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

        The Certificate provides that each person who was or is made a party to or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate, By-laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

        The Section 145 of the DGCL, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as the director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. In addition, the indemnification of expenses (including attorneys' fees) is allowed in derivative actions, except no indemnification is allowed in respect to any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the directors of the corporation by a majority vote of the directors not party to such an action, suit or proceeding even though less than a quorum, by a Committee of such directors designated by a majority vote of such directors even though less than a quorum, or, if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt, in the case of officers and directors, of undertakings to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized in this section. A corporation may purchase indemnity insurance.

        The above described indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of such person's heirs, executors and administrators.

        The Company has also entered into indemnification agreements with its directors and certain of its officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by law. The Company also maintains liability insurance for the benefit or its officers and directors.

Item 16. Exhibits.

        The following exhibits are filed herewith or incorporated herein by reference.

Exhibit Number	Description
1	Form of Underwriting Agreement
5	Opinion of Cravath, Swaine & Moore LLP as to the legality of the Registrant's common stock being registered hereby
23.1	Consent of Cravath, Swaine & Moore LLP with respect to the legality of securities being registered (contained in Exhibit 5)
23.2	Consent of Deloitte & Touche LLP
24	Form of Power of Attorney

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

  (a)
  That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)
  To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (c)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d)
  That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (e)
  That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford and State of Connecticut on March 18, 2004.

ASBURY AUTOMOTIVE GROUP, INC.,
/s/ KENNETH B. GILMAN
Kenneth B. Gilman Chief Executive Officer and President

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint, jointly and severally, Kenneth B. Gilman and Lynne A. Burgess, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the registration statement filed herewith and any and all capacities, to sign the registration statement filed herewith and any and all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue there.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KENNETH B. GILMAN (Kenneth B. Gilman)	Chief Executive Officer, President and Director	March 18, 2004
/s/ J. GORDON SMITH (J. Gordon Smith)	Senior Vice President and Chief Financial Officer	March 18, 2004
/s/ BRETT HUTCHINSON (Brett Hutchinson)	Vice President, Controller and Chief Accounting Officer	March 18, 2004
(Michael J. Durham)	Chairman of the Board	March 18, 2004

/s/ TIMOTHY C. COLLINS (Timothy C. Collins)	Director	March 18, 2004
/s/ BEN DAVID MCDAVID (Ben David McDavid)	Director	March 18, 2004
/s/ JOHN M. ROTH (John M. Roth)	Director	March 18, 2004
/s/ IAN K. SNOW (Ian K. Snow)	Director	March 18, 2004
/s/ THOMAS C. ISRAEL (Thomas C. Israel)	Director	March 18, 2004
/s/ VERNON E. JORDAN, JR. (Vernon E. Jordan, Jr.)	Director	March 18, 2004
/s/ PHILIP F. MARITZ (Philip F. Maritz)	Director	March 18, 2004
/s/ THOMAS F. "MACK" MCLARTY (Thomas F. "Mack" McLarty)	Director	March 18, 2004
/s/ JEFFREY I. WOOLEY (Jeffrey I. Wooley)	Director	March 18, 2004

EXHIBIT INDEX

Exhibit Number	Description
1	Form of Underwriting Agreement
5	Opinion of Cravath, Swaine & Moore LLP as to the legality of the Registrant's common stock being registered hereby
23.1	Consent of Cravath, Swaine & Moore LLP with respect to the legality of securities being registered (contained in Exhibit 5)
23.2	Consent of Deloitte & Touche LLP
24	Form of Power of Attorney

QuickLinks

MANUFACTURER DISCLAIMER
PROSPECTUS SUMMARY
Business
Recent Developments
THE OFFERING
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
Risks Related To Our Dependence On Vehicle Manufacturers
Risks Related To Our Acquisition Strategy
Risks Related To Competition
Risks Related To The Automotive Industry
Other Risks Related to Our Business
General Risks Related to Investing in Our Common Stock
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
PRINCIPAL AND SELLING STOCKHOLDERS
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
Asbury Automotive Group, Inc. Three Landmark Square, Suite 500 Stamford, CT 06901 Telephone: (203) 356-4400 After April 5, 2003: 622 Third Avenue 37th Floor New York, New York 10017 Telephone: (212) 885-2500
VALIDITY OF THE SHARES
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED BALANCE SHEETS (dollars in thousands, except share data)
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS'/MEMBERS' EQUITY
ASBURY AUTOMOTIVE GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
ASBURY AUTOMOTIVE GROUP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2003, 2002 and 2001
Condensed Consolidating Balance Sheet December 31, 2003
Condensed Consolidating Balance Sheet December 31, 2002
Condensed Consolidating Statement of Income For the Year Ended December 31, 2003
Condensed Consolidating Statement of Income For the Year Ended December 31, 2002
Condensed Consolidating Statement of Income For the Year Ended December 31, 2001
Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2003
Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2002
Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2001
TABLE OF CONTENTS
PART II
SIGNATURES
EXHIBIT INDEX